EMC®
Insurance Group Inc.



2008

ANNUAL REPORT

The comfort of security.

EMC Insurance Companies

[redacted]

EMC Insurance Group Inc.

- DAKOTA FIRE INSURANCE COMPANY
- EMC REINSURANCE COMPANY
- EMCASCO INSURANCE COMPANY
  EMC Underwriters, LLC
- ILLINOIS EMCASCO INSURANCE COMPANY

- EMC Property & Casualty Company
- EMC Risk Services, LLC
- Hamilton Mutual Insurance Company
- Union Insurance Company of Providence

Affiliated with EMC National Life Company

OUR MISSION IS TO CREATE STOCKHOLDER VALUE THROUGH CUSTOMER SATISFACTION AND EMPLOYEE COMMITMENT TO EXCELLENCE, AND IS DESIGNED TO DIRECTLY COINCIDE WITH OUR PARENT ORGANIZATION'S MISSION – TO GROW PROFITABLY THROUGH PARTNERSHIP WITH INDEPENDENT INSURANCE AGENTS AND TO ENHANCE THE ABILITY OF OUR PARTNERS TO DELIVER QUALITY FINANCIAL PROTECTION TO THE PEOPLE AND BUSINESSES WE MUTUALLY SERVE.





Corporate Profile

CORPORATE STRUCTURE

EMC Insurance Group Inc. (the Company) is a publicly-held insurance holding company with operations in property and casualty insurance and reinsurance. Our operations are conducted together with those of our parent corporation, Employers Mutual Casualty Company (Employers Mutual). We conduct business collectively under the trade name EMC Insurance Companies.

Established in 1911, Employers Mutual is a mutual insurance company headquartered in Des Moines, Iowa, employing approximately 2,200 people countrywide. EMC Insurance Group Inc. was formed in 1974 and became publicly held in 1982. Employers Mutual owns 59 percent of the Company's common stock.

EMC Insurance Group Inc.'s common stock trades on the NASDAQ Global Select Market tier of the NASDAQ Stock Market under the symbol EMCI.

MARKETING TERRITORIES

Our insurance companies are licensed in all 50 states and the District of Columbia; however, the majority of our business is generated in the Midwest. Our primary focus is on the sale of property and casualty insurance to small and midsized businesses, as well as some larger accounts and personal lines.

Our insurance products are marketed through 16 branch offices located strategically throughout the country and through a distribution network of approximately 2,140 independent insurance agencies. Each branch office performs its own underwriting, claims, marketing and loss control functions. A local presence through our decentralized network of branch offices is important to our success. This allows us to develop marketing strategies, new products and pricing guidelines that target the needs of individual marketing territories, as well as take advantage of different opportunities for profit. Our operating structure enables us to develop close relationships with our agents and customers.



Bismarck
Minneapolis
Milwaukee
Lansing
Providence
Des Moines
Chicago
Omaha
Davenport
Kansas City
Cincinnati
Valley Forge
Denver
Wichita
Irvine
Phoenix
Charlotte
Little Rock
Birmingham
Dallas
Jackson

● *EMC Branch Offices*
○ *EMC Service Offices*

EMCI

TABLE OF CONTENTS

page

Financial Highlights

HIGHLIGHTS

FOR THE YEAR

($ in thousands, except per share data)

	2008	2007	% CHANGE
Revenues	$ 438,348	$ 442,086	(0.8)%
Income (Loss) Before Income Taxes	$ (10,290)	$ 58,919	(117.5)%
Net Income (Loss)	$ (1,705)	$ 42,478	(104.0)%

PER SHARE

	2008	2007	% CHANGE
Net Income (Loss)	$ (0.13)	$ 3.09	(104.2)%
Catastrophe and Storm Losses	$ 2.44	$ 1.02	139.2 %
Investment Impairment Losses	$ 1.49	$ 0.06	2,383.3 %
Dividend Paid	$ 0.72	$ 0.69	4.3 %
Book Value Per Share	$ 21.32	$ 26.15	(18.5)%

MARKET PRICE

	2008	2007	% CHANGE
High	$ 31.65	$ 34.92	(9.4)%
Low	$ 16.36	$ 22.52	(27.4)%
Close On Dec. 31	$ 25.65	$ 23.67	8.4 %

AT YEAR-END

	2008	2007	% CHANGE
Average Return On Equity (ROE)	(0.5)%	12.7%	(103.9)%
Total Assets	$1,108,099	$1,202,713	(7.9)%
Stockholders' Equity	$ 282,916	$ 360,352	(21.5)%
Price To Book Value	1.20x	0.91x	31.9 %
Number of Shares Outstanding	13,267,668	13,777,880	(3.7)%
Number of Registered Stockholders	994	1,118	(11.1)%

REVENUES

($ in thousands, excluding realized investment gains/losses)


$500,000
$475,000
$450,000
$425,000
$400,000
$375,000
$350,000
$325,000
$300,000
$361,187
$375,980
$456,978
$438,834
$442,086
$438,348
2003
2004
2005
2006
2007
2008

TOTAL ASSETS

($ in thousands)


$1,300,000
$1,200,000
$1,100,000
$1,000,000
$900,000
$800,000
$700,000
$899,712
$934,816
$1,113,682
$1,206,159
$1,202,713
$1,108,099
2003
2004
2005
2006
2007
2008

Letter to Stockholders

Over the years, EMC Insurance Group Inc. has earned and maintained a reputation as a stable, reliable and financially strong company. That's how we entered 2008 — and we're pleased to announce that's how we exited 2008 as well. Even though last year presented serious challenges on several fronts, we remain financially strong and secure.

At Dec. 31, 2008, our total assets were $1.1 billion, of which $965.2 million were invested assets, and our stockholders' equity was $282.9 million. Our stock price at Dec. 31, 2008 was $25.65 per share, an appreciation of 8.4 percent for the year.

Even so, economic conditions and an extremely active storm season adversely affected our year-end results. Though our operating income for the year was $14.2 million, or $1.05 per share after tax, our net loss was $1.7 million, or $0.13 per share, and our book value declined to $21.32 per share. The Company's GAAP combined ratio for 2008 was 108.3 percent.

It is doubtful that anyone could have been completely prepared for the events of 2008. But two reasons we were able to meet the challenges of a very difficult year and maintain our financial strength include our longer term vision and our strategic operating approaches as shown in the following examples.



William A. Murray, Bruce G. Kelley and Ronald W. Jean

The Challenge: We experienced record-setting catastrophe and storm losses in 2008 as a result of unusually large and numerous winter storms, an EF-5 tornado that devastated Parkersburg, Iowa, and Hurricanes Gustav and Ike, all of which resulted in a significant increase in active claims.

Our Response: We employed our automated claims management system and distributed the claims processing throughout our branch office system in order to more timely and effectively facilitate the increased volume of claims, thereby expediting the final payment of claims. The system allowed the various branch offices to easily share data and check the status of all claims, which significantly decreased the burden of claims processing for any one geographic location.

The Challenge: We experienced a record $30.9 million, or $1.49 per share after tax, of impairment investment losses due to the severe and prolonged turmoil in the financial markets.

Our Position: $30.9 million dollars is significant — but it's only 3 percent of our 2007 invested assets — a relatively small fraction of our investment portfolio. We have a well-diversified investment portfolio that does not have any large concentrations in any one asset class or single investment. Additionally, our investment policy does not permit investments within our own industry. These safeguards have created a well-diversified investment portfolio that has produced negative annual returns only twice in the Company's history.

The Challenge: In 2008, we continued to experience a competitive marketing environment. Soft pricing conditions prevailed, but stabilized somewhat toward the end of the year.

Our Strategy: We can effectively price and retain good business regardless of market conditions because of our branch structure and independent agency relationships. Our branch structure puts us in close physical proximity to our agents' offices, and allows us to focus our efforts in those areas where we believe good business can be written. Through our branch offices we provide local service for underwriting, risk improvement, marketing and claims management.

We have configured our book of business based on where we believe we can be profitable.

The Challenge: Over the past several years, our strategic plan has included an on-going series of underwriting initiatives that have had a significant impact on our profitability, but those same initiatives also impacted our ability to grow as much as we might have otherwise liked.

Our Action Plan: We have configured our book of business based on where we believe we can be profitable. For example, we continue to manage our property exposures, and in some instances, have withdrawn from individual lines of business or territories where our evaluations suggest the opportunities for long-term success are limited. We continue to further develop our predictive modeling capabilities as a means of offering our underwriters additional guidance toward appropriate pricing and risk selection.

In addition, we realize that much of our long-term success is determined by the successful growth of our agency partners with whom we develop comprehensive business plans and conduct aggressive agency performance evaluations. We believe that this attention to agents' success will result in profitable growth for us as well.

In some respects, 2008 could be viewed as a "perfect storm," as we were confronted with record amounts of both catastrophe and storm losses and investment impairment losses. Even so, we weathered that storm and are well prepared for the challenges of a new year. We are confident that the strategic plan and the programs implemented as a result of that strategic plan will allow us to meet future challenges. We go into 2009 with access to a large capital base and a diversified book of business. We have a conservative balance sheet and an experienced senior management team. We have a well-defined regional, decentralized operating structure that allows us to develop products, marketing strategies, and pricing targeted to individual territories — and we have a proven ability to deliver attractive returns to our stockholders.

Yes, we faced challenges in 2008, but we believe our ability to effectively respond to those challenges is further proof of our ability to withstand adversity.

Thank you for your continued interest in EMC Insurance Group Inc.

Bruce G. Kelley J.D., CPCU, CLU *President* *& Chief Executive Officer*	William A. Murray CIC, AU *Executive Vice President* *& Chief Operating Officer*	Ronald W. Jean FCAS, MAAA *Executive Vice President* *for Corporate Development*

CAUTIONARY STATEMENT – The Private Securities Litigation Reform Act of 1995 provides issuers the opportunity to make cautionary statements regarding forward-looking statements. Accordingly, any forward-looking statement contained in this report is based on management's current beliefs, assumptions and expectations of the Company's future performance, taking into account all information currently available to management. These beliefs, assumptions and expectations can change as the result of many possible events or factors, not all of which are known to management. If a change occurs, the Company's business, financial condition, liquidity, results of operations, plans and objectives may vary materially from those expressed in the forward-looking statements. The risks and uncertainties that may affect the actual results of the Company include, but are not limited to, the following: catastrophic events and the occurrence of significant severe weather conditions; the adequacy of loss and settlement expense reserves; state and Federal legislation and regulations; changes in our industry; interest rates or the performance of financial markets and the general economy; rating agency actions and other risks and uncertainties inherent to the Company's business, some of which are discussed under Part I, 1A of the 2008 Form 10-K under the heading "Risk Factors." Management intends to identify forward-looking statements when using the words "believe," "expect," "anticipate," "estimate," "project" or similar expressions. Undue reliance should not be placed on these forward-looking statements.

Year In Review

Operating Income

Operating income for the year was $14.2 million, or $1.05 per share. This is significantly less than 2007 operating income of $40.1 million, or $2.91 per share. Operating income in 2008 was impacted by the following: a record $50.8 million of catastrophe and storm losses; a slight decrease in the amount of favorable development experienced on prior years' reserves; and a moderate, but steady decline in overall premium rate levels.


OPERATING INCOME PER SHARE
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
$1.71
$0.87
$2.98
$3.70
$2.91
$1.05
2003
2004
2005
2006
2007
2008

REVIEW

Net Income (Loss)

The Company reported a net loss of $1.7 million, or $0.13 per share for 2008 due to a record amount of "other-than-temporary" investment impairment losses totaling $30.9 million, or $1.49 per share after tax. These losses are a result of the severe and prolonged turmoil in the financial markets. The Company has never before experienced such losses. As a comparison, "other-than-temporary" investment impairment losses recorded in years 2004 through 2007 totaled $3.3 million, or $0.17 per share after tax.


NET INCOME (LOSS) PER SHARE
$ 4.00
$ 3.00
$ 2.00
$ 1.00
$ 0.00
$-1.00
$-2.00
$1.78
$1.10
$3.16
$3.91
$3.09
$-0.13
2003
2004
2005
2006
2007
2008

NET PREMIUMS WRITTEN

($ in thousands)


$460,000
$440,000
$420,000
$400,000
$380,000
$360,000
$340,000
$320,000
$300,000
$339,649
$351,904
$443,234
$386,252
$395,255
$386,605
2003
2004
2005
2006
2007
2008

PREMIUMS EARNED

($ in thousands)


$450,000
$400,000
$350,000
$300,000
$250,000
$200,000
$330,623
$345,478
$415,625
$391,615
$393,059
$389,318
2003
2004
2005
2006
2007
2008

Net Premiums Written

Net premiums written for the year totaled $386.6 million, a decrease of 2.2 percent. In the property and casualty insurance segment, net premiums written declined a total of 3.5 percent; 3.3 percent in the commercial lines of business and 4.8 percent in the personal lines of business. In the reinsurance segment, net premiums written increased 3.7 percent, primarily due to an increase in earned but not reported premiums associated with property pro rata business and accrued reinstatement premiums.*

For 2008, new business premium was down 8.9 percent in the commercial lines of business, which reflected a decline in premium rates and reduced exposures. New business premium in personal lines was up 9.9 percent, with much of the increase coming in select territories that management believes offer greater profit potential. In total, new business premium was down 7.6 percent.

*Under the terms of the quota share agreement, the reinsurance segment receives reinstatement premium income that is collected by Employers Mutual from the ceding companies when coverage is reinstated after a loss event; however, the cap on losses assumed per event under the quota share agreement is automatically reinstated without cost to the reinsurance subsidiary.

Catastrophe and Storm Losses

Our branch structure and risk management approach promotes diversifying our exposures; however, even as diversified as we are, catastrophe and storm losses were a major issue in 2008. Storms were unusually large and numerous, often spreading across much of the United States. Major events in 2008 included Hurricanes Gustav and Ike and the EF-5 tornado that roared across Parkersburg, Iowa, destroying more than a third of the community.


CATASTROPHE AND STORM LOSSES
($ in thousands)
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
$20,942
$18,492
$24,382
$14,635
$21,514
$50,774
2003
2004
2005
2006
2007
2008



As a result, we recorded record catastrophe and storm losses for 2008 — more than twice our annual average. But, our claims processing procedures were ready for the task at hand. Widespread storms generating large numbers of claims in numerous territories created serious challenges for claims adjusters; nevertheless, we were able to meet these challenges by utilizing our automated claims management system and distributing the claims processing throughout the branch office system in order to more timely and effectively facilitate the increased volume of claims, thereby expediting the final payment of claims. The system allowed the various branch offices to easily share data and check the status of all claims, which significantly decreased the burden of claims processing for any one geographic location. This was an important factor, especially with Hurricane Ike claims since both our Birmingham Branch and our Cincinnati Branch were physically affected by the storm.







On May 25, 2008, the Iowa town of Parkersburg was devastated by an EF-5 tornado that produced wind speeds of over 200 miles per hour. The storm resulted in six deaths and hundreds of destroyed homes and businesses. The photos on pages 10 and 11 show the devastation. The building portrayed was once the Aplington-Parkersburg High School.

Investment Income

Investment income for 2008 was $48.4 million, a decline of 0.2 percent. The decline is attributed to the elimination of dividends on Company-held Freddie Mac and Fannie Mae preferred stocks and a decrease in the yield on cash and short-term investments.


INVESTMENT INCOME
($ in thousands)
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
$29,702
$29,900
$40,696*
$46,692
$48,482
$48,403
2003
2004
2005
2006
2007
2008
*Change in pool participation effective 1/1/2005


DEVELOPMENT ON PRIOR YEARS' RESERVES (FAVORABLE)/ADVERSE
($ in thousands)
$30,000
$20,000
$10,000
$0
$(10,000)
$(20,000)
$(30,000)
$(40,000)
$(50,000)
$7,476
$20,138
$(15,408)
$(41,916)
$(38,738)
$(35,308)
2003
2004
2005
2006
2007
2008


STATUTORY COMBINED TRADE RATIO
INDUSTRY COMBINED TRADE RATIO
110
105
100
95
90
85
100.1
99.8
104.2
98.1
100.8
94.7
92.8
92.4
96.8
95.6
109.1
104.7*
2003
2004
2005
2006
2007
2008
*Estimate per A.M. Best Company

Reserve Development

Favorable development on prior years' reserves during 2008 was $35.3 million, or $1.70 per share after tax, which was consistent with the favorable development in 2007 of $38.7 million, or $1.83 per share. Our reserves remain strong, so we expect favorable development on prior accident year reserves to continue in future years.

FIVE REASONS TO OWN EMC INSURANCE GROUP INC. (EMCI) STOCK

1. *Outstanding total return to stockholders; a total return (stock appreciation plus dividends) of 189.1 percent over the last 10 years.*
2. *Compound annual total return to stockholders of 11.5 percent over the last three years.*
3. *Dividend yield of 2.81 percent at Dec. 31, 2008.*
4. *108 consecutive quarterly dividends paid.*
5. *Experienced management team with an average of 28 years in the industry and 24 years with the Company.*

PREFACE

The financial strength of EMC Insurance Group Inc. (EMCI) comes as a result of the financial strength of its parent organization, Employers Mutual Casualty Company (EMCC). EMCI is an insurance holding company that is 59 percent owned by EMCC. The companies owned by EMCI offer the same insurance products and services as other EMCC companies. All companies share the same management, facilities and business functions, such as marketing, claims and underwriting. Collectively, the organization uses the trade name EMC Insurance Companies (EMC).

The following pages of this report summarize EMC's biggest accomplishments of 2008, including competitive new products and numerous industry awards. You'll also learn how EMC continues to provide agents and policyholders *The Comfort of Security*, even after one of the toughest years in the industry. For nearly a century, we have remained a strong, stable, competitive company — and that's why our agents, customers and employees can *Count on EMC*®.

Financial Strength

EMC Insurance Companies has maintained its reputation as a strong, financially stable company for nearly 100 years. Our long history of strength and stability gives our customers the peace of mind that comes from knowing their most important assets are securely backed by a proven insurer.

Our solid financial performance over the past several years has helped us withstand the impact of unexpected fluctuations in underwriting and investment results that occurred in 2008. EMC's surplus remains strong, and our underlying book of business is sound. Our capitalization is excellent, with sufficient capital to write more business.

To continue our tradition of strength and stability, we have multiple initiatives in place, including:

- Conscientious monitoring of risk selection, pricing and reserve adequacy
- Continued education and training for staff
- Improved efficiencies for both people and processes

SECURITY


GRA
OPEN

Energizing business with expansive products and tailored coverages, giving customers what they want.

Competitive Products

EMC focuses on developing the best products for our customers — that's key to staying competitive in any market. In partnership with independent agents, we offer a full array of products and services from small- and middle-market accounts to large commercial accounts, as well as a wide range of products for individuals and families. EMC continues to create new products to help our agents write and retain business.

New Coverages for Business Owners

Commercial insurance for businesses and public entities makes up over 85 percent of EMC's book of business, which is why we expanded the EMC Choice® Businessowners product in 2008. The program includes over 80 new classes of business, creating more opportunities for agents to write business and stay ahead of the competition while giving business owners the coverage they want.

The EMC Choice Businessowners program offers coverage for medical offices, mortgage brokers, auto service centers, self-storage facilities, motels, laundry and dry cleaners, and more than 400 other business classes. Business customers can also choose higher liability limits, a new umbrella policy and new coverage enhancements, such as employment practices liability, through EMC Choice Businessowners. And to make it convenient for agents, all of these business classes can be quoted online.

Auto Services: A Welcome Addition to the EMC Choice Program

The expanded EMC Choice Businessowners program offers auto services as a new business family with 19 related classifications. These tailored coverages provide our agents with a superior product to sell and give our auto services customers the well-rounded protection they need.

Three Levels of Homeowners Coverage

EMC continues to improve our products and services for personal lines insurance, an important part of our business mix. We are working to increase personal lines business in the states that offer the most profit potential. To encourage more business in those states, we launched a new EMC Choice® Homeowners product in late 2008.

EMC's new homeowners product gives policyholders three levels of comprehensive coverage to choose from: EMC Homeowners, EMC Homeowners Plus and EMC Choice Homeowners. Each level includes outstanding features and cost-saving benefits. Even the most basic level provides better-than-average protection with extra coverages such as silverware theft, refrigerated property, golf cart and watercraft liability, lock replacement, personal injury, and identity theft and fraud expense.

Identity Theft Services and Equipment Breakdown Coverage

Identity theft resolution services are included with nearly every EMC homeowners policy at no additional cost. This provides customers with identity theft prevention, resolution and document recovery services through Identity Theft 911®, the nation's leader in identity management and fraud education.

The EMC Choice Homeowners policy includes equipment breakdown protection against unexpected repair or replacement expenses for equipment and systems that policyholders rely on the most. This protection covers dishwashers, personal computers, heat pumps, air conditioning systems, home security systems and much more.

SECURITY



Demonstrating dependable service that gives customers trust and confidence in our company.

Culture of Service

One important strength that sets EMC apart from other companies is the local service we provide through 16 branch offices located strategically across the country. Our unique branch office structure puts us in close proximity to our customers, so they benefit from local underwriting, risk improvement, marketing and claims service.

EMC also realizes the value of providing online services for agents so they can easily manage their day-to-day business. In fact, EMC is recognized as an industry leader in developing innovative technology to improve agency efficiency.

Technology and Online Services

EMC offers a wide range of information and convenient, secure services through our website, emcinsurance.com. Agents can perform the essential functions of their job online, from submitting applications to reporting personal lines claims.

EMC provides agents with direct access to our website from many agency management systems, allowing seamless downloading of customer data. Through our ongoing work with agency management system providers, we are able to offer agents real time technology for billing, claims and policy inquiries.

Our website gives personal lines policyholders secure access to their insurance information. In 2008, EMC introduced online reporting for personal auto, homeowners, dwelling and motorcycle claims, giving customers another convenient way to report claims, day or night.*

**May not be available to all personal lines policyholders.*

Loss Control Services

Providing our customers with the information and resources they need to reduce the risk of loss and improve safety is a high priority for EMC. This year we expanded the *Loss Control Insights* newsletter to include more in-depth articles and added industry-specific web pages with information tailored for municipalities, schools, petroleum marketers and contractors.

For schools, we distributed a DVD that specifically outlines how EMC can help make schools safer for students and staff. We also expanded our ChemEyes chemical management program to eight states, helping more schools improve their chemical management process and eliminate hazardous materials.

To help protect our commercial insurance customers in the event of a loss, EMC developed a new automated system that improves building and equipment cost estimating. The system provides up-to-date information for more accurate replacement costs and creates customer-friendly electronic reports.

Claim Services

The frequent, widespread and costly storms that battered much of the country in 2008 were a true test of our capabilities. The year brought hurricanes, winter storms, tropical storms and severe weather systems with damaging winds, large hail, rain and tornadoes. Our claim handlers provided the excellent service our agents and policyholders expect from EMC. Our agents learned the value of having a trusted partner like EMC, whose representatives were on the scene immediately to settle claims fairly and promptly.

HURRICANE IKE HITS OHIO

One of the least likely settings for a tropical storm is Ohio, but that's exactly what the aftermath of Hurricane Ike brought on Sept. 14, 2008. For six hours, winds up to 74 mph lashed the region from western Kentucky through northern Ohio. Cincinnati, one of EMC's branch office locations, was hit especially hard. The branch office, which typically receives about 200 claims from one storm system, had nearly 1,600 reported claims resulting from Hurricane Ike.

To respond quickly to this overwhelming volume of claims, the Cincinnati Branch used the resources of the property review unit out of Des Moines (which helps branch offices with catastrophe claims) and received claim assistance from other branch offices. EMC's automated claim management system allowed the offices to easily share data and check the status of all claims.

A massive storm system swept across the Midwest from May 15 through June 1, 2008. As a result, more than 1,300 claims came into EMC Insurance Companies, primarily affecting the Des Moines, Wichita, Minneapolis and Denver Branch office territories.

- Windsor, Colo., suffered significant losses to both residential and commercial property from an EF-3 tornado that struck on May 22.
- A large number of claims for vehicles, homes and commercial properties, including Aplington-Parkersburg High School, were reported to EMC from Parkersburg, Iowa, as a result of an EF-5 tornado on May 25.
- The Minneapolis Branch received about 300 claims, some of which were from an EF-3 tornado that hit Hugo, Minn., north of Minneapolis-St. Paul, also on May 25.
- In Kansas, a series of hailstorms produced claims for the Wichita Branch during that same period. Three different hailstorms pelted Wichita over Memorial Day weekend.

SECURITY



Building on a solid reputation through industry involvement and leading innovation.

Industry Recognition

Not only is EMC passionate about products and superior service, but we're also deeply involved in many other aspects of the insurance industry. We participate in industry associations and actively support the independent agency system. We promote continuing education and involvement in industry organizations, such as the CPCU Society. And we're recognized as an industry leader for our innovative technology. EMC is a solid, well-rounded insurance company whose contributions to the industry did not go unnoticed in 2008.

Best Practices: The Big "I"

For the second straight year, EMC Insurance Companies was presented with the prestigious Best Practices Award of Excellence by the Independent Insurance Agents & Brokers of America (the Big "I"). EMC was recognized for making unique and creative contributions to enhance the independent agency system by advocating best practices philosophies.

Count on EMC.

CPCU Society Features EMC President & CEO

The Chartered Property Casualty Underwriting (CPCU) Society, which promotes ethical behavior and continuing education, featured EMC President and CEO Bruce Kelley in their 2008 advertising campaign "Defining Success." Kelley's message emphasized the importance of CPCU Society membership and expressed how the CPCU program helps support EMC's continued success. Approximately 10 percent of EMC employees have their CPCU designation.

2008 Ward's 50 Top Performers

Ward Group named EMC Insurance Companies to the 2008 Ward's 50 Top Performers. Each year, the Ward Group analyzes the financial performance of over 3,000 property-casualty insurance companies domiciled in the United States. This recognition validates EMC's success in managing expenses, deploying technology and providing excellent customer service. EMC made the list in 2007 as well.

Technology Leadership and Innovation

The 2008 Leadership Award for Outstanding Achievements in Interface Leadership was awarded to EMC Insurance Companies from Applied Systems, an industry leader in broker-carrier real time and batch communication solutions. EMC was recognized for continued commitment to training and promotion of real time technology.

Ease of Doing Business

EMC received the Ease of Doing Business Silver Award for our support of local Applied Systems users' groups (ASCnet) and the numerous ease-of-doing-business solutions introduced to agents, including new lines of business to download, website enhancements and real time functions. Ease of Doing Business awards are based on Applied Systems statistics and confirmed by input from ASCnet members. To be selected by our agency partners, those using the automation, adds tremendous value to this award.

EMCI Board of Directors

CHAIRMAN OF THE BOARD

George C. Carpenter III
81, E, C
Chair – Compensation Committee
Retired Executive Director
Iowa Public Television
(broadcasting)

VICE CHAIRMAN OF THE BOARD

Margaret A. Ball, CPCU
71, E, C, I, N
Chair – Inter-Company Committee
Retired Senior Vice President
Employers Mutual Casualty Company

DIRECTORS

David J. Fisher
72, A, N
Chair – Audit Committee
Chairman of the Board & President
Onthank Company
(wholesale distributor)

Robert L. Howe*
66, A
Retired Deputy Commissioner
and Chief Examiner
Iowa Insurance Division

Bruce G. Kelley, J.D., CPCU, CLU
55, E
Chair – Executive Committee
President & CEO
Employers Mutual Casualty Company

Raymond A. Michel
83, C, N, I
Chair – Nominating Committee
Director & Retired CEO
Koss Construction Company
(road construction)

Gretchen H. Tegeler
53, A, I
Independent Business Consultant

INDEPENDENT DIRECTORS

Margaret A. Ball, CPCU
George C. Carpenter III
David J. Fisher
Robert L. Howe*
Raymond A. Michel
Gretchen H. Tegeler

*EMCI Board's designated financial expert.

BOARD COMMITTEES

A Audit Committee
C Compensation Committee
E Executive Committee
I Inter-Company Committee
N Nominating Committee

DIRECTORS



Front row, L to R:
Gretchen H. Tegeler
George C. Carpenter III
Margaret A. Ball

Back row, L to R:
David J. Fisher
Bruce G. Kelley
Raymond A. Michel
Robert L. Howe
Richard W. Hoffmann
(Corporate Secretary)

EMCI Officers

Raymond W. Davis, CFA
Senior Vice President
Investments & Treasurer

Richard L. Gass
Senior Vice President
Productivity & Technology

Richard W. Hoffmann, J.D.
Vice President
General Counsel & Secretary

Kevin J. Hovick, CPCU
Senior Vice President
Business Development

Ronald W. Jean, FCAS, MAAA
Executive Vice President
for Corporate Development

Bruce G. Kelley, J.D., CPCU, CLU
President
& Chief Executive Officer

Robert L. Link, CAM
Assistant Vice President
& Assistant Secretary

William A. Murray, CIC, AU
Executive Vice President
& Chief Operating Officer

Anita Novak, M.B.A., ARM
Assistant Secretary
Director of Investor Relations

Ronald A. Paine, CPA, CIA
Vice President
Internal Audit

Steven C. Peck, FCAS, MAAA
Senior Vice President
Actuary

Carla A. Prather
Assistant Vice President
& Controller

Mark E. Reese, CPA
Senior Vice President
& Chief Financial Officer

Richard K. Schulz
Senior Vice President
Claims

2008

FINANCIAL INFORMATION

EMC® Insurance Group Inc.

Contents

SELECTED FINANCIAL DATA.

	Year ended December 31,										
	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
	($ in thousands, except per share amounts)										
INCOME STATEMENT DATA											
Insurance premiums earned	$ 389,318	$ 393,059	$ 391,615	$ 415,625	$ 345,478	$ 330,623	$ 297,043	$ 265,280	$ 231,459	$ 211,098	$ 194,244
Investment income, net	48,403	48,482	46,692	40,696	29,900	29,702	32,778	30,970	29,006	25,761	24,859
Realized investment gains (losses)	(24,456)	3,724	4,252	3,834	4,379	1,170	(3,159)	800	1,558	277	5,901
Other income	627	545	527	657	602	862	866	774	1,473	2,194	1,701
Total revenues	413,892	445,810	443,086	460,812	380,359	362,357	327,528	297,824	263,496	239,330	226,705
Losses and expenses	424,182	386,891	366,721	400,702	364,788	334,375	305,636	303,366	262,431	245,321	223,031
Income (loss) before income tax expense (benefit)	(10,290)	58,919	76,365	60,110	15,571	27,982	21,892	(5,542)	1,065	(5,991)	3,674
Income tax expense (benefit)	(8,585)	16,441	22,818	17,101	2,386	7,633	5,790	(3,436)	(1,264)	(5,187)	(2,339)
Net income (loss)	$ (1,705)	$ 42,478	$ 53,547	$ 43,009	$ 13,185	$ 20,349	$ 16,102	$ (2,106)	$ 2,329	$ (804)	$ 6,013
Net income (loss) per common share - basic and diluted:	$ (0.13)	$ 3.09	$ 3.91	$ 3.16	$ 1.10	$ 1.78	$ 1.42	$ (0.19)	$ 0.21	$ (0.07)	$ 0.53
Premiums earned by segment:											
Property and casualty insurance	$ 315,598	$ 320,836	$ 318,416	$ 321,165	$ 250,034	$ 241,237	$ 225,013	$ 203,393	$ 184,986	$ 167,265	$ 155,523
Reinsurance	73,720	72,223	73,199	94,460	95,444	89,386	72,030	61,887	46,473	43,833	38,721
Total	$ 389,318	$ 393,059	$ 391,615	$ 415,625	$ 345,478	$ 330,623	$ 297,043	$ 265,280	$ 231,459	$ 211,098	$ 194,244
BALANCE SHEET DATA											
Total assets	$ 1,108,099	$ 1,202,713	$ 1,206,159	$ 1,113,682	$ 934,816	$ 905,571	$ 674,864	$ 671,565	$ 587,676	$ 542,395	$ 496,046
Stockholders' equity	$ 282,916	$ 360,352	$ 308,294	$ 261,883	$ 228,473	$ 180,751	$ 157,768	$ 140,458	$ 148,393	$ 141,916	$ 163,938

	Year ended December 31,										
	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
	($ in thousands, except per share amounts)										
OTHER DATA											
Average return on equity	(0.5)%	12.7%	18.8%	17.5%	6.4%	12.0%	10.8%	(1.5)%	1.6%	(0.5)%	3.7%
Book value per share	$ 21.32	$ 26.15	$ 22.44	$ 19.20	$ 16.84	$ 15.72	$ 13.84	$ 12.40	$ 13.14	$ 12.60	$ 14.26
Dividends paid per share	$ 0.72	$ 0.69	$ 0.65	$ 0.61	$ 0.60	$ 0.60	$ 0.60	$ 0.60	$ 0.60	$ 0.60	$ 0.60
Property and casualty insurance subsidiaries aggregate pool percentage	30.0%	30.0%	30.0%	30.0%	23.5%	23.5%	23.5%	23.5%	23.5%	23.5%	23.5%
Reinsurance subsidiary quota share percentage	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Closing stock price	$ 25.65	$ 23.67	$ 34.12	$ 19.94	$ 21.64	$ 21.14	$ 17.87	$ 17.15	$ 11.75	$ 9.13	$ 12.75
Net investment yield (pre-tax)	5.00%	5.02%	5.02%	4.97%	4.33%	4.81%	5.92%	6.31%	6.47%	5.96%	6.02%
Cash dividends to closing stock price	2.8%	2.9%	1.9%	3.1%	2.8%	2.8%	3.4%	3.5%	5.1%	6.6%	4.7%
Common shares outstanding	13,268	13,778	13,742	13,643	13,569	11,501	11,399	11,330	11,294	11,265	11,496
Statutory trade combined ratio	109.1%	96.8%	92.8%	94.7%	104.2%	99.8%	101.3%	112.4%	113.5%	115.2%	114.8%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of EMC Insurance Group Inc. and Subsidiaries' financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements included under Item 8 of this Form 10-K.

COMPANY OVERVIEW

EMC Insurance Group Inc., a 59.2 percent owned subsidiary of Employers Mutual Casualty Company (Employers Mutual), is an insurance holding company with operations in property and casualty insurance and reinsurance. Property and casualty insurance is the most significant segment, representing 81.1 percent of consolidated premiums earned in 2008. For purposes of this discussion, the term "Company" is used interchangeably to describe EMC Insurance Group Inc. (Parent Company only) and EMC Insurance Group Inc. and its subsidiaries. Employers Mutual and all of its subsidiaries (including the Company) and an affiliate are referred to as the "EMC Insurance Companies."

The Company's three property and casualty insurance subsidiaries and two subsidiaries and an affiliate of Employers Mutual are parties to reinsurance pooling agreements with Employers Mutual (collectively the "pooling agreement"). Under the terms of the pooling agreement, each company cedes to Employers Mutual all of its insurance business, with the exception of any voluntary reinsurance business assumed from nonaffiliated insurance companies, and assumes from Employers Mutual an amount equal to its participation in the pool. All premiums, losses, settlement expenses, and other underwriting and administrative expenses, excluding the voluntary reinsurance business assumed by Employers Mutual from nonaffiliated insurance companies, are prorated among the parties on the basis of participation in the pool. Employers Mutual negotiates reinsurance agreements that provide protection to the pool and each of its participants, including protection against losses arising from catastrophic events. The aggregate participation of the Company's property and casualty insurance subsidiaries is 30 percent.

Operations of the pool give rise to inter-company balances with Employers Mutual, which are settled on a quarterly basis. The investment and income tax activities of the pool participants are not subject to the pooling agreement. The pooling agreement provides that Employers Mutual will make up any shortfall or difference resulting from an error in its systems and/or computation processes that would otherwise result in the required restatement of the pool participants' financial statements.

The purpose of the pooling agreement is to spread the risk of an exposure insured by any of the pool participants among all the companies. The pooling agreement produces a more uniform and stable underwriting result from year to year for all companies in the pool than might be experienced individually. In addition, each company benefits from the capacity of the entire pool, rather than being limited to policy exposures of a size commensurate with its own assets, and from the wide range of policy forms, lines of insurance written, rate filings and commission plans offered by each of the companies.

The Company's reinsurance subsidiary is a party to a quota share reinsurance retrocessional agreement with Employers Mutual (the "quota share agreement"). Under the terms of the quota share agreement, the reinsurance subsidiary assumes a 100 percent quota share portion of Employers Mutual's assumed reinsurance business, exclusive of certain reinsurance contracts. This includes all premiums and related losses, settlement expenses, and other underwriting and administrative expenses of this business, subject to a maximum loss of $2,000,000 per event. The cost of the $2,000,000 cap on losses assumed per event, which is treated as a reduction to premiums written, is 10.5 percent. The reinsurance subsidiary does not directly reinsure any of the insurance business written by Employers Mutual or the other pool participants; however, the reinsurance subsidiary assumes reinsurance business from the Mutual Reinsurance Bureau (MRB) pool and this pool provides a small amount of reinsurance protection to the EMC Insurance Companies. As a result, the reinsurance subsidiary's assumed exposures include a small portion of the EMC Insurance Companies' direct business, after ceded reinsurance protections purchased by the MRB pool are applied. In addition, the reinsurance subsidiary does not reinsure any "involuntary" facility or pool business that Employers Mutual assumes pursuant to state law. The reinsurance subsidiary assumes all foreign currency exchange gain/loss associated with contracts incepting on January 1, 2006 and thereafter that are subject to the quota share agreement. Operations of the quota share agreement give rise to inter-company balances with Employers Mutual, which are settled on a quarterly basis. The investment and income tax activities of the reinsurance subsidiary are not subject to the quota share agreement.

Under the terms of the quota share agreement, the reinsurance subsidiary receives reinstatement premium income that is collected by Employers Mutual from the ceding companies when reinsurance coverage is reinstated after a loss event; however, the cap on losses assumed per event contained in the quota share agreement is automatically reinstated without cost to the reinsurance subsidiary. This arrangement can produce unusual underwriting results for the reinsurance subsidiary when a large loss event occurs because the reinstatement premium income received by the reinsurance subsidiary may approximate, or even exceed, the amount of losses retained.

INDUSTRY OVERVIEW

An insurance company's underwriting results reflect the profitability of its insurance operations, excluding investment income. Underwriting profit or loss is calculated by subtracting losses and expenses incurred from premiums earned.

Insurance companies collect cash in the form of insurance premiums and pay out cash in the form of loss and settlement expense payments. Additional cash outflows occur through the payment of acquisition and underwriting costs such as commissions, premium taxes, salaries and general overhead. During the loss settlement period, which varies by line of business and by the circumstances surrounding each claim and may cover several years, insurance companies invest the cash premiums; thereby earning interest and dividend income. This investment income supplements underwriting results and contributes to net earnings. Funds from called and matured fixed maturity securities are reinvested at current interest rates. The low interest rate environment that has existed during the last several years has had a negative impact on the insurance industry's investment income.

Insurance pricing has historically been cyclical in nature. Periods of excess capital and increased competition encourage price reductions and liberal underwriting practices (referred to as a soft market) as insurance companies compete for market share, while attempting to cover the inevitable underwriting losses from these actions with investment income. A prolonged soft market generally leads to a reduction in the adequacy of capital in the insurance industry. To cure this condition, underwriting practices are tightened, premium pricing increases and competition subsides as companies strive to strengthen their balance sheets (referred to as a hard market). The insurance industry is currently in a soft market; however, premium rates began to show some signs of stabilization during the fourth quarter as the economic crisis, in conjunction with a high level of catastrophe and storm losses, generated a significant decline in industry capital. Management anticipates that industry pricing will remain at approximately the current level during the first half of 2009, with some modest incremental increases occurring during the second half of the year.

A substantial determinant of an insurance company's underwriting results is its loss and settlement expense reserving practices. Insurance companies must estimate the amount of losses and settlement expenses that will ultimately be paid to settle claims that have occurred to date (loss and settlement expense reserves). This estimation process is inherently subjective with the possibility of widely varying results, particularly for certain highly volatile types of claims (asbestos, environmental and various casualty exposures, such as products liability, where the loss amount and the parties responsible are difficult to determine). During a soft market, inadequate premium rates put pressure on insurance companies to under-estimate their loss and settlement expense reserves in order to report a profit. Correspondingly, inadequate reserves play an integral part in bringing about a hard market, because increased profitability from higher premium rate levels can be used to strengthen inadequate reserves.

The United States Congress is currently studying, or has placed on its agenda, several issues of importance to the Company and the insurance industry. Most notably, these issues include Federal regulation of the insurance industry in addition to, or in place of, current state regulation, and legislation (referred to as the Insurance Industry Competition Act) that would amend the McCarran-Ferguson Act and permit the Federal Trade Commission and United States Department of Justice to enforce Federal antitrust laws and regulations on the insurance industry. The Company is closely monitoring activity by the United States Congress on these issues through its membership in various organizations.

MANAGEMENT ISSUES AND PERSPECTIVES

During 2008, management continued to focus its efforts on writing profitable business in the increasingly competitive insurance marketplace, and maintaining adequate and consistent loss and settlement expense reserves. Management was also confronted with a record amount of catastrophe and storm losses and spent a considerable amount of time and effort ensuring that all claims were inspected and adjusted in a timely manner. Management also evaluated and implemented a new investment strategy and determined that the Company's reinsurance subsidiary would begin writing Germany-based assumed reinsurance business on a direct basis (outside of the quota share agreement) effective January 1, 2009. In addition, management spent a considerable amount of time analyzing the impact that the financial crisis had on the funded status of Employers Mutual's employee benefit plans and determining appropriate contribution amounts. Following is a detailed discussion of these issues.

Competitive insurance marketplace

Net premiums written for the EMC Insurance Companies' inter-company pool have declined moderately in recent years as a result of the increasingly competitive insurance marketplace and increased reinsurance costs. All lines of business have experienced a decline in premium rate levels of varying magnitude over the past three years. During this period, policy retention has remained at a high level, but policy count has increased only slightly as a result of increased competition for desirable business and management initiatives to exit unprofitable business. The increase in premium rate competition has been driven by the profitable underwriting results, and resulting high capitalization level, of the property and casualty insurance industry during the prior three years. On an overall basis, premium rate levels declined approximately 3.7 percent in 2006, 4.9 percent in 2007 and 4.8 percent in 2008. Given this competitive pricing environment, management has been targeting a modest level of premium growth through new business writings that are carefully selected and adequately priced, and from continuing efforts to maintain, or improve, policy retention.

In response to this competitive environment, management has over the past several years formulated and implemented strategies to generate profitable business, and is now closely monitoring and adjusting those strategies as necessary. The areas of focus have included establishing business plans with the Company's independent insurance agents to increase new business production; improving the ease of conducting business through technological improvements; expanding on the pool participants' three programs for writing homogenous risks (target markets, "EMC Choice" programs and safety dividend programs); implementing a more formalized process for commercial lines product development; improving sales effectiveness skills through ongoing training; managing coastal exposures; and withdrawing from lines of business or territories not considered profitable.

Central to management's business plan to increase new business production is a focus on the Company's only distribution channel, the independent insurance agent. Management spent a considerable amount of time during 2008 working closely with local branch underwriting and marketing personnel and their independent insurance agents to identify new business opportunities desirable to the Company. Supporting this focus on new business opportunities are sophisticated underwriting tools (including tools with predictive modeling and monitoring capabilities) that help determine whether individually submitted applications, as well as renewal business, are acceptable, along with the appropriate price for each individual risk. These underwriting tools produce information in real time to underwriters as they consider a new risk, or renew an existing risk. Management also implemented data mining software that is capable of producing easily accessible, highly insightful summary information that is quickly constructed from the vast amounts of data contained in Employers Mutual's claims system. Such information is being used to alert management of conditions that have affected the pool participants' underwriting results. Once alerted, management can quickly adjust underwriting practices and/or pricing in an effort to address and mitigate any developing adverse trends.

On February 13, 2009, the Company announced that Employers Mutual had recently began informing its independent agents that EMC Insurance Companies had recently submitted plans to regulatory authorities in the states of Georgia, Louisiana, Mississippi, North Carolina, Pennsylvania and Virginia seeking to withdraw from personal lines programs in those states. This action is being taken due to management's conclusion, based on a number of factors, that these states offer only limited long-term growth and profit potential. Additionally, personal lines business does not represent a large part of the marketing plans of the local branch offices affected. The combination of these factors results in a disproportionately high cost of conducting personal lines business in these states.

The planned exit from personal lines business in these six states should in no way be construed as a diminished emphasis on personal lines business. Rather, this action is being taken so that the EMC Insurance Companies' resources can be directed toward territories which offer the greatest potential for long-term growth and profitability.

Through its participation in the pooling agreement, the Company had approximately $2,700,000 in personal lines written premiums in these states in 2008, which represented less than 1.0 percent of the Company's total written premiums. It is anticipated that the entire withdrawal process could take from 24 to 30 months.

Maintaining adequate and consistent loss and settlement expense reserves

Over the past several years management has devoted a substantial amount of time and resources to improving the adequacy and consistency of the Company's case loss reserves by implementing procedures and guidelines that assist claims personnel in establishing and maintaining proper reserve amounts. Because of these improvements in the claims handling process, favorable development on prior years' case loss reserves has been experienced during the past three years.

From management's perspective, investors and potential investors should not place undue emphasis on the composition of the Company's underwriting results (i.e. the breakdown between the amount of favorable development reported on prior years' reserves versus the indicated current accident year results) because, as explained below, the Company's reserving methodology does not lend itself to that type of analysis very well. Management believes that it is important for investors and potential investors to have an appropriate understanding of the Company's reserving methodology so that they are able to properly interpret the Company's results of operations and make informed investment decisions. Following is a brief discussion of the Company's reserving methodology.

Management does not use accident year loss picks to establish the Company's carried reserves. Case loss and incurred but not reported (IBNR) reserves, as well as settlement expense reserves, are established independently of each other and added together to get the Company's total loss and settlement expense reserve estimate.

As part of the ongoing effort to enhance the effectiveness of the Company's reserving process, the methodology was expanded during 2007 to include bulk case loss reserves. These bulk reserves supplement the aggregate reserves of the individual claim files and are used to help maintain a consistent level of overall case loss reserve adequacy. Bulk case loss reserves (both positive and negative) are established when necessary to keep the estimated adequacy of the Company's carried case loss reserves at a level consistent with management's best estimate of the Company's overall liability. For financial reporting purposes, bulk case loss reserves are included in case loss reserves.

Case loss reserves are the individual reserves established for each reported claim based on the specific facts associated with each claim. Individual case loss reserves are based on the probable, or most likely, outcome for each claim, with probable outcome defined as what is most likely to be awarded if the case were to be decided by a civil court in the applicable venue or, in the case of a workers' compensation case, by that state's Worker's Compensation Commission. Bulk case loss reserves are actuarially derived and are allocated to the various accident years on the basis of the underlying aggregate case loss reserves of the applicable lines of business. IBNR and settlement expense reserves are established through an actuarial process for each line of business. The IBNR and certain settlement expense reserves are allocated to the various accident years using historical claim emergence and settlement payment patterns; other settlement expense reserves are allocated to the various accident years on the basis of case loss reserves.

The current and more recent accident years have a larger proportion of case, IBNR and settlement expense reserves than earlier accident years. Since the Company's reserve levels are established somewhat conservatively, the relatively high proportion of reserves in the more recent accident years generates relatively high loss and settlement expense ratios in the early stages of an accident year's development; however, as those accident years mature, claims are gradually settled, the reserves for those years become smaller, and the loss and settlement expense ratios generally decline.

Without a proper understanding of the Company's reserving methodology, the current and more recent accident year combined ratios can be misinterpreted. For example, the Company reported a combined ratio of 108.3 percent in 2008. If the large amount of favorable development experienced on prior years' reserves during this period is excluded from the calculation, it would appear that the 2008 accident year generated a combined ratio of 117.4 percent. However, as has been the case for other recent accident years, management believes that the 2008 accident year combined ratio will continue to decline as claims are settled, and will ultimately settle in a range between 111 and 115 percent.

It is management's intention to continue to apply this reserving methodology on a consistent basis. With reasonably consistent levels of reserve adequacy, management expects earnings from favorable development of prior accident year reserves to continue in future years. For that reason, management believes that less emphasis should be placed on the composition of the Company's underwriting results between the current and prior accident years, and more emphasis should be placed on where the Company's carried reserves fall within the range of actuarial indications.

At December 31, 2008, the Company's loss and settlement expense reserves were in the upper quarter of the range of actuarial indications, which is consistent with the actuarial analysis completed at December 31, 2007. Although the actuarial analysis as of December 31, 2008 indicates that the Company's loss and settlement expense reserves are at a high level of adequacy, management is not able to predict whether, or to what extent, the Company will continue to experience favorable development on its reserves.

Record catastrophe and storm losses

During 2008, the Company experienced a record $50,800,000 of catastrophe and storm losses. This unusually high level of catastrophe and storm losses is attributed to several severe storm systems that produced wind, tornado and hail losses over a wide geographic region of the Midwest, including a devastating EF5 tornado that struck Parkersburg, Iowa, as well as Hurricanes Gustav and Ike. Catastrophe and storm losses added 13.0 percentage points to the Company's combined ratio in 2008, compared to 5.5 points in 2007.

Absent the excessive level of storm losses experienced during 2008, management believes that the Company's underlying book of business continued to perform reasonably well and within expectations, considering the competitive market conditions. The record level of storm losses that occurred during 2008 was not caused by a concentration of exposures, but rather the large number of severe storms that occurred and the wide geographical region affected by those storms.

Management recognizes that policyholders are counting on the Company to help them get their lives back in order after a storm loss occurs, and takes that responsibility very seriously. This was demonstrated repeatedly throughout the year as the Company adjusted and paid these claims in a timely manner, many within days of the loss event. The Company's various branch locations, aided by the Company's proprietary claims system, were able to share claims adjusting resources with other branches to quickly settle the large number of claims resulting from these storms and minimize the cost of external resources.

Residential Mortgage-Backed Securities Investment Strategy

During the second quarter of 2008, management evaluated and implemented a new investment strategy targeting high-quality residential mortgage-backed securities. This investment strategy, which is being administered by Harris Investment Management, Inc., was designed to take advantage of the liquidity-induced market dislocation that existed in the securitized residential mortgage marketplace and targeted AAA rated residential mortgage-backed securities (no securities backed by subprime mortgages were purchased). The investments were diversified with respect to key risk factors (such as vintage, originator and geography), have a weighted-average life of 4.4 years and have a weighted-average book yield of 7.8 percent. The Company committed $40,000,000 to this strategy and all of the funds were invested as of December 31, 2008.

Direct Writing of Germany-based Assumed Reinsurance Business

As a result of regulatory changes in Germany, Employers Mutual ceased being an approved reinsurer in Germany effective January 1, 2009. To avoid the loss of approximately $5,000,000 of assumed reinsurance business because of this regulatory change, management determined that the Company's reinsurance subsidiary will begin writing this business on a direct basis (outside the quota share agreement) effective January 1, 2009. Since this business will be written outside the quota share agreement, it will not be subject to the $2,000,000 cap on losses per event. Management has determined that this business has a low risk of generating losses above $2,000,000 per event and has therefore elected to not purchase stand-alone reinsurance coverage for these risks.

Funding of Employee Benefit Plans

The financial crisis that began in 2008 had a significant impact on the funded status of Employers Mutual's employee benefits plans, as the fair value of the assets in the pension and postretirement benefit plans declined significantly. Management has historically maintained a funding level within the pension plan that was sufficiently high enough to avoid any restrictions on the payment of retirement benefits to employees. Due to the severe and sudden decline in the fair value of the plan assets during 2008, management decided that maintaining such a high funding level was not practicable. The concern was not that some employees might have restrictions placed on their retirement benefit payouts, but rather that a large contribution, coupled with a recovery in the financial markets, could result in excessive overfunding of the pension plan. Management ultimately decided to contribute $15,000,000 to the pension plan, which was deemed sufficient to maintain an adequate funding level.

As regards the postretirement benefit plans, management has historically funded the Voluntary Employee Beneficiary Association ("VEBA") trust that supports those plans at the maximum tax deductible amount. Due to the significant decline in the funded status of the VEBA trust that occurred during 2008, the maximum tax deductible amount increased substantially from prior years. Recognizing this as an opportunity to improve the funded status of the VEBA trust, management elected to contribute the maximum tax deductible amount of $12,200,000 in 2008.

Under the accounting provisions for defined benefit pension and other postretirement plans, unrecognized gains and losses resulting from actual experience different from that assumed and changes in assumptions is amortized into net periodic cost in subsequent years, if in excess of minimum threshold requirements. As a result of the large amount of unrealized losses that existed in Employers Mutual's employee benefit plans at year-end 2008, net periodic cost for 2009 will increase significantly. The Company's share of the 2009 net periodic cost for the employee benefit plans will more than double to approximately $5,700,000 from $2,172,000 in 2008.

MEASUREMENT OF RESULTS

The Company's consolidated financial statements are prepared on the basis of U.S. generally accepted accounting principles (also known as "GAAP"). The Company also prepares financial statements for each of its insurance subsidiaries based on statutory accounting principles that are filed with insurance regulatory authorities in the states in which they do business. Statutory accounting principles are designed to address the concerns of state regulators and stress the measurement of the insurer's ability to satisfy its obligations to its policyholders and creditors.

Management evaluates the Company's operations by monitoring key measures of growth and profitability. Management measures the Company's growth by examining direct premiums written and, perhaps more importantly, premiums written assumed from affiliates. Management generally measures the Company's operating results by examining the Company's net income, return on equity, and the loss and settlement expense, acquisition expense and combined ratios. The following provides further explanation of the key measures management uses to evaluate the Company's results:

Direct Premiums Written. Direct premiums written is the sum of the total policy premiums, net of cancellations, associated with policies underwritten and issued by the Company's property and casualty insurance subsidiaries. These direct premiums written are transferred to Employers Mutual under the terms of the pooling agreement and are reflected in the Company's consolidated financial statements as premiums written ceded to affiliates. See note 3 of Notes to Consolidated Financial Statements.

Premiums Written Assumed From Affiliates. Premiums written assumed from affiliates reflects the Company's property and casualty insurance subsidiaries' aggregate participation interest in the total direct premiums written by all the participants in the pooling arrangement, and the premiums written assumed by the Company's reinsurance subsidiary from Employers Mutual under the quota share agreement. See note 3 of Notes to Consolidated Financial Statements. Management uses premiums written assumed from affiliates and non-affiliates, which excludes the impact of written premiums ceded to reinsurers, as a measure of the underlying growth of the Company's insurance business from period to period.

Net Premiums Written. Net premiums written is the sum of the premiums written assumed from affiliates plus premiums written assumed from non-affiliates less premiums written ceded to non-affiliates. Premiums written ceded to non-affiliates is the portion of the Company's direct and assumed premiums written that is transferred to reinsurers in accordance with the terms of the reinsurance contracts and based upon the risks they accept. See note 3 of Notes to Consolidated Financial Statements. Management uses net premiums written to measure the amount of business retained after cessions to reinsurers.

Loss and Settlement Expense Ratio. The loss and settlement expense ratio is the ratio (expressed as a percentage) of losses and settlement expenses to premiums earned and measures the underwriting profitability of a company's insurance business. The loss and settlement expense ratio is generally measured on both a gross (direct and assumed) and net (gross less ceded) basis. Management uses the gross loss and settlement expense ratio as a measure of the Company's overall underwriting profitability of the insurance business it writes and to assess the adequacy of the Company's pricing. The net loss and settlement expense ratio is meaningful in evaluating the Company's financial results, which are net of ceded reinsurance, as reflected in the consolidated financial statements. The loss and settlement expense ratios are generally calculated in the same way for GAAP and statutory accounting purposes.

Acquisition Expense Ratio. The acquisition expense ratio is the ratio (expressed as a percentage) of net acquisition and other expenses to premiums earned and measures a company's operational efficiency in producing, underwriting and administering its insurance business. For statutory accounting purposes, acquisition and other expenses of an insurance company exclude investment expenses. There is no such industry definition for determining an acquisition expense ratio for GAAP purposes. As a result, management applies the statutory definition to calculate the Company's acquisition expense ratio on a GAAP basis. The net acquisition expense ratio is meaningful in evaluating the Company's financial results, which are net of ceded reinsurance, as reflected in the consolidated financial statements.

GAAP Combined Ratio. The combined ratio (expressed as a percentage) is the sum of the loss and settlement expense ratio and the acquisition expense ratio and measures a company's overall underwriting profit. If the combined ratio is at or above 100, an insurance company cannot be profitable without investment income (and may not be profitable if investment income is insufficient). Management uses the GAAP combined ratio in evaluating the Company's overall underwriting profitability and as a measure for comparison of the Company's profitability relative to the profitability of its competitors who prepare GAAP-basis financial statements.

Statutory Combined Ratio. The statutory combined ratio (expressed as a percentage) is calculated in the same manner as the GAAP combined ratio, but is based on results determined pursuant to statutory accounting rules and regulations. The statutory "trade combined ratio" differs from the statutory combined ratio in that the acquisition expense ratio is based on net premiums written rather than net premiums earned. Management uses the statutory trade combined ratio as a measure for comparison of the Company's profitability relative to the profitability of its competitors, all of whom must file statutory-basis financial statements with insurance regulatory authorities.

CRITICAL ACCOUNTING POLICIES

The following accounting policies are considered by management to be critically important in the preparation and understanding of the Company's financial statements and related disclosures. The assumptions utilized in the application of these accounting policies are complex and require subjective judgment.

Loss and settlement expense reserves

Processes and assumptions for establishing loss and settlement expense reserves

Liabilities for losses are based upon case-basis estimates of reported losses supplemented with bulk case loss reserves, and estimates of IBNR losses. Case loss reserves are established independently of the IBNR loss reserves and the two amounts are added together to determine the total liability for losses. Under this methodology, adjustments to the individual case loss reserve estimates do not result in a corresponding adjustment in IBNR loss reserves. For direct insurance business, the Company's IBNR loss reserves are estimates of liability for accidents that have occurred, but have not yet been reported to the Company. For assumed reinsurance business, IBNR loss reserves are also used to record anticipated increases in reserves for claims that have previously been reported. An estimate of the expected expenses to be incurred in the settlement of the claims provided for in the loss reserves is established as the liability for settlement expenses.

<u>*Property and Casualty Insurance Segment*</u>

The Company's claims department establishes individual case loss reserves for direct business. Branch claims personnel establish case loss reserves for individual claims, with mandatory home office claims department review of reserves that exceed a specified threshold. The Company's case loss reserve philosophy is exposure based and implicitly assumes a consistent inflationary and legal environment. When claims department personnel establish case loss reserves, they take into account various factors that influence the potential exposure.

The Company has implemented specific line-of-business guidelines that are used to establish the individual case loss reserve estimates. These guidelines, which are used for both short-tail and long-tail claims, require the claims department personnel to reserve for the probable (most likely) exposure for each claim. Probable exposure is defined as what is likely to be awarded if the case were to be decided by a civil court in the applicable venue or, in the case of a workers' compensation case, by that state's Workers' Compensation Commission. This evaluation process is repeated throughout the life of the claim at regular intervals, and as additional information becomes available. While performing these regular reviews, the branch claims personnel are able to make adjustments to the case loss reserves for location and time specific factors, such as legal venue, severity of claim, inflation, and changes in applicable laws.

To provide consistency in the reserving process, the Company utilizes established claims management processes and an automated claims system. Claims personnel conduct random case loss reserve reviews to verify the accuracy of the reserve estimates and adherence to the reserving guidelines. In addition, the Company has specific line-of-business management controls for case loss reserves. For example, all workers' compensation claim files are reviewed by management when compensation benefits are going to be declined, and all back strain cases are required to be reviewed every two weeks for reserve adequacy.

The Company's automated claims system utilizes an automatic diary process that helps ensure that case loss reserve estimates are reviewed on a regular basis. The claims system requires written documentation each time a case loss reserve is established or modified, and provides management with the information necessary to perform individual reserve reviews and monitor reserve development. In addition, the claims system produces monthly reports that allow management to analyze case loss reserve development in the aggregate, by branch, by line of business, or by claims adjuster.

The goal of the Company's claims department is to establish and maintain loss reserves that are sufficient, but not excessive. Since specific guidelines are utilized for establishing case loss reserves, the Company does not incorporate a provision for uncertainty (either implicitly or explicitly) when setting individual case loss reserve estimates. The Company's actuaries do, however, review the adequacy of the overall case loss reserves on a quarterly basis and, if deemed appropriate, make recommendations for adjustments. Such adjustments to the case loss reserves are accomplished through the implementation of bulk case loss reserves in the applicable line(s) of business, which supplement the individual case loss reserves. For financial reporting purposes, bulk case loss reserves are included in case loss reserves.

As of December 31, 2008, IBNR loss reserves accounted for $80,463,000, or 18.8 percent, of the property and casualty insurance segment's total loss and settlement expense reserves, compared to $80,645,000, or 19.7 percent, at December 31, 2007. IBNR loss reserves are, by nature, less precise than case loss reserves. A five percent change in IBNR loss reserves at December 31, 2008 would equate to $2,615,000, net of tax, which represents 153.3 percent of the net loss reported for 2008 and 0.9 percent of stockholders' equity.

The property and casualty insurance segment's formula IBNR loss reserves are established for each line of business by applying factors to the latest twelve months premiums earned. These factors are developed using a methodology that utilizes historical ratios of (1) actual IBNR claims that have emerged after prior year-ends to (2) corresponding prior years' premiums earned that have been adjusted to the current level of rate adequacy. In order to minimize the volatility that naturally exists in the early stages of IBNR claims emergence, IBNR claims are not utilized in this process until 18 months after the end of a respective calendar year. For example, during 2008 the actual IBNR claims reported in the 18 months following year-end 2006 were compared to the adjusted 2006 premiums earned. The 2006 ratios, together with the ratios for several prior years, were then used to develop the 2008 indicated ratios of emerged IBNR to premiums earned for each line of business. Included in the rate adequacy adjustment noted above is consideration of current frequency and severity trends compared to the trends underlying prior years' calculations. The selected trends are based on an analysis of industry and Company loss data.

The methodology used in estimating formula IBNR loss reserves assumes consistency in claims reporting patterns and immaterial changes in loss development patterns. Implicit in this assumption is that future IBNR claims emergence relative to IBNR claims that have emerged following prior year-ends will reflect the change in frequency and severity trends underlying the rate adequacy adjustments. If this projected relationship proves to be inaccurate, future IBNR claims may differ substantially from the estimated IBNR loss reserves. The following table displays the impact that a five percent variance in IBNR emergence from the projected level reflected in the December 31, 2008 IBNR factors would have on the Company's results of operations. This variance in IBNR emergence could occur in one year or over multiple years, depending when the claims were reported. A variance in IBNR emergence would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A five percent variance in IBNR emergence is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a five percent variance in IBNR emergence
($ in thousands)	
Personal auto liability	$(81) to $81
Commercial auto liability	(298) to 298
Auto physical damage	(36) to 36
Workers' compensation	(435) to 435
Other liability	(1,477) to 1,477
Property	(104) to 104
Homeowners	(39) to 39
All Other	(44) to 44

Ceded loss reserves are derived by applying the ceded contract terms to the direct loss reserves. For excess-of-loss contracts (excluding the catastrophe contract), this is accomplished by applying the ceded contract terms to the case loss reserves of the ceded claims. For the catastrophe excess-of-loss contract, ceded loss reserves are calculated by applying the contract terms to (1) the aggregate case loss reserves on claims stemming from catastrophes and (2) the estimate of IBNR loss reserves developed for each individual catastrophe. For quota share contracts, ceded loss reserves are calculated as the quota share percentage multiplied by both case and IBNR loss reserves on the direct business.

The methodology used for reserving settlement expenses is based on an analysis of historical ratios of paid expenses to paid losses. Assumptions underlying this methodology include stability in the mix of business, consistent claims processing procedures, immaterial impact of loss cost trends on development patterns, and a consistent philosophy regarding the defense of lawsuits. Based on this actuarial analysis, factors are derived for each line of business, which are applied to loss reserves to generate the settlement expense reserves. The following table displays the impact on the Company's results of operations, for the latest ten accident years, of a one percent variance in the ratio of ultimate settlement expenses to ultimate losses due to departures from any of the above assumptions. This variance in the ultimate settlement expense ratio could occur in one year or over multiple years, depending on the loss and settlement expense payment patterns. A variance in the ultimate settlement expense ratio would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the expenses have not been paid. A one percent variance in the ratio of ultimate settlement expenses to ultimate losses is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a one percent variance in the ultimate settlement expense ratio
($ in thousands)	
Personal auto liability	$(51) to $51
Commercial auto liability	(190) to 190
Auto physical damage	(31) to 31
Workers' compensation	(223) to 223
Other liability	(602) to 602
Property	(104) to 104
Homeowners	(72) to 72
All Other	(21) to 21

Following is a summary of the carried loss and settlement expense reserves for the property and casualty insurance segment at December 31, 2008 and 2007.

	December 31, 2008			
Line of business	Case	IBNR	Settlement expense	Total
	($ in thousands)			
Commercial lines:				
Automobile	$ 48,308	$ 9,451	$ 10,693	$ 68,452
Property	18,432	4,228	3,430	26,090
Workers compensation	115,072	16,189	17,458	148,719
Liability	56,496	44,866	46,469	147,831
Bonds	1,271	399	593	2,263
Total commercial lines	239,579	75,133	78,643	393,355
Personal lines:				
Automobile	18,578	2,435	2,433	23,446
Property	7,144	2,895	1,509	11,548
Total personal lines	25,722	5,330	3,942	34,994
Total property and casualty insurance segment	$ 265,301	$ 80,463	$ 82,585	$ 428,349

Line of business	December 31, 2007 Case	IBNR	Settlement expense	Total
	($ in thousands)			
Commercial lines:				
Automobile	$ 43,428	$ 9,788	$ 9,772	$ 62,988
Property	13,815	3,556	2,684	20,055
Workers compensation	106,751	16,017	16,509	139,277
Liability	57,456	46,128	48,135	151,719
Bonds	2,293	350	846	3,489
Total commercial lines	223,743	75,839	77,946	377,528
Personal lines:				
Automobile	19,230	2,236	2,556	24,022
Property	4,890	2,570	1,240	8,700
Total personal lines	24,120	4,806	3,796	32,722
Total property and casualty insurance segment	$ 247,863	$ 80,645	$ 81,742	$ 410,250

Internal actuarial evaluations of overall loss reserve levels are performed quarterly for all direct lines of business. There is a certain amount of random variation in loss development patterns, which results in some uncertainty regarding projected ultimate losses, particularly for longer-tail lines such as workers' compensation, other liability and commercial auto liability. Therefore, the reasonability of the actuarial projections is regularly monitored through an examination of loss ratio and claims severity trends implied by these projections. Following is a discussion of the major assumptions underlying the quarterly internal actuarial loss reserve evaluations.

One assumption underlying aggregate reserve estimation methods is that the claims inflation trends implicitly built into the historical loss and settlement expense development patterns will continue into the future. To estimate the sensitivity of the estimated ultimate loss and settlement expense payments to an unexpected change in inflationary trends, the actuarial department derived expected payment patterns separately for each major line of business. These patterns were applied to the December 31, 2008 loss and settlement expense reserves to generate estimated annual incremental loss and settlement expense payments for each subsequent calendar year. Then, for the purpose of sensitivity testing, an explicit annual inflationary variance of one percent was added to the inflationary trend that is implicitly embedded in the estimated payment pattern, and revised incremental loss and settlement expense payments were calculated. This unexpected claims inflation trend could arise from a variety of sources including a change in economic inflation, social inflation and, especially for the workers' compensation line of business, the introduction of new medical technologies and procedures, changes in the utilization of procedures and changes in life expectancy. The estimated cumulative impact that this unexpected one percent variance in the inflationary trend would have on the Company's results of operations over the lifetime of the underlying claims is shown below. A variance in the inflationary trend would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A one percent variance in the projected inflationary trend is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a one percent variance in the projected inflationary trend
($ in thousands)	
Personal auto liability	$(179) to $171
Commercial auto liability	(763) to 745
Auto physical damage	(21) to 19
Workers' compensation	(5,826) to 4,969
Other liability	(3,396) to 3,144
Property	(199) to 190
Homeowners	(59) to 58

A second assumption is that historical loss payment patterns have not changed. In other words, the percentage of ultimate losses that are not yet paid at any given stage of accident year development is consistent over time. The following table displays the impact on the Company's results of operations, for the latest ten accident years, of a five percent variance in unpaid losses to date from the percentages anticipated in the paid loss projection factors. That is, future loss payments under this scenario would be expected to differ from the original actuarial loss reserve estimates by these amounts. This variance in future loss payments could occur in one year or over multiple years. A variance in future loss payments would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A five percent variance in projected future loss payments is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a five percent variance in future loss payments
($ in thousands)	
Personal auto liability	$(609) to $552
Commercial auto liability	(1,801) to 1,628
Auto physical damage	(84) to 76
Workers' compensation	(3,641) to 3,295
Other liability	(3,253) to 2,943
Property	(744) to 674
Homeowners	(251) to 227
All Other	(60) to 53

A third assumption is that individual case loss reserve adequacy is consistent over time. The following table displays the impact on the Company's results of operations, for the latest ten accident years, of a five percent variance in individual case loss reserve adequacy from the level anticipated in the incurred loss projection factors. In other words, future loss payments under this scenario would be expected to vary from actuarial reserve estimates by these amounts. This variance in expected loss payments could occur in one year or over multiple years. A change in individual case loss reserve adequacy would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A five percent variance in individual case loss reserve adequacy is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a five percent variance in individual case reserve adequacy
($ in thousands)	
Personal auto liability	$(600) to $543
Commercial auto liability	(1,544) to 1,397
Auto physical damage	(75) to 67
Workers' compensation	(3,131) to 2,832
Other liability	(2,605) to 2,358
Property	(649) to 587
Homeowners	(216) to 196
All Other	(49) to 44

A fourth assumption is that IBNR emergence as a percentage of reported losses is historically consistent and will continue at the historical level. The following table displays the estimated impact on the Company's results of operations, for the latest ten accident years, of a five percent variance in IBNR losses from the level anticipated in the loss projection factors. Under this scenario, future loss payments would be expected to vary from actuarial reserve estimates by these amounts. This variance in IBNR emergence could occur in one year or over multiple years. A variance in IBNR emergence would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A five percent variance in IBNR emergence is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a five percent variance in IBNR emergence
($ in thousands)	
Personal auto liability	$(49) to $49
Commercial auto liability	(278) to 278
Auto physical damage	(26) to 26
Workers' compensation	(510) to 510
Other liability	(1,432) to 1,432
Property	(96) to 96
Homeowners	(36) to 36

An actuarial evaluation of case loss reserve adequacy has been performed each quarter since 2004. Beginning in 2007, if that analysis indicates that the aggregate reserves of the individual claim files established by the claims department combined with the carried bulk case loss reserve (if any) are above or below management's best estimate of the Company's overall liability, an adjustment is made in the bulk case loss reserve to bring the total of the case and bulk loss reserves to management's best estimate of the Company's overall liability.

One of the variables impacting the estimation of IBNR loss reserves is the assumption that the vast majority of future construction defect losses will continue to occur in those states in which most construction defect claims have historically arisen. Since the vast majority of these losses have been confined to a relatively small number of states, which is consistent with industry experience, there is no provision in the IBNR loss reserve for a significant spread of construction defect claims to other states. It is also assumed that various underwriting initiatives implemented in recent years will gradually mitigate the amount of construction defect losses experienced. These initiatives include exclusionary endorsements, increased care regarding additional insured endorsements, a general reduction in the amount of contractor business written relative to the total commercial lines book of business, and underwriting restrictions on the writing of residential contractors. The estimation of the Company's IBNR loss reserves also does not contemplate substantial losses from potential mass torts such as Methyl Tertiary Butyl Ether (a gasoline additive that reduces emissions, but causes pollution), tobacco, silicosis, cell phones and lead. Further, consistent with general industry practice, the IBNR loss reserve for all liability lines does not provide for any significant retroactive expansion of coverage through judicial interpretation. If these assumptions prove to be incorrect, ultimate paid amounts on emerged IBNR claims may differ substantially from the carried IBNR loss reserves.

As previously noted, the estimation of settlement expense reserves assumes a consistent claims department philosophy regarding the defense of lawsuits. If the pool participants should in the future take a more aggressive defense posture, defense costs would increase and it is likely that the Company's carried settlement expense reserves would be deficient. However, such a change in philosophy could be expected to reduce losses, generating some offsetting redundancy in the loss reserves.

The property and casualty insurance subsidiaries have exposure to environmental and asbestos claims arising primarily from the other liability line of business. This exposure is closely monitored by management, and the IBNR loss reserves have been established to cover estimated ultimate losses. Currently, asbestos reserves are based on the results of an independent consultant's ground-up study of the pool participants' asbestos exposures that was completed in 2006. These reserves were increased in 2008 based on an examination of the implied three-year survival ratio (ratio of loss reserves to the three-year average of loss payments). Environmental reserves are established in consideration of the implied three-year survival ratio. Estimation of ultimate liabilities for these exposures is unusually difficult due to unresolved issues such as whether coverage exists, the definition of an occurrence, the determination of ultimate damages and the allocation of such damages to financially responsible parties. Therefore, any estimation of these liabilities is subject to greater than normal variation and uncertainty, and ultimate payments for losses and settlement expenses for these exposures may differ significantly from the carried reserves.

Reinsurance Segment

The reinsurance book of business is comprised of two major components. The first is the Home Office Reinsurance Assumed Department ("HORAD"), which is the reinsurance business that is underwritten by Employers Mutual. The second is the MRB pool, which is a voluntary reinsurance pool in which Employers Mutual participates with other unaffiliated insurers.

The primary actuarial methods used to project ultimate policy year losses on the assumed reinsurance business are paid development, incurred development and Bornhuetter-Ferguson, a recognized actuarial methodology. The assumptions underlying the various projection methods include stability in the mix of business, consistent claims processing procedures, immaterial impact of loss cost trends on development patterns, consistent case loss reserving practices and appropriate Bornhuetter-Ferguson expected loss ratio selections.

For the HORAD component, Employers Mutual records the case and IBNR loss reserves reported by the ceding companies. Since many ceding companies in the HORAD book of business do not report IBNR loss reserves, Employers Mutual establishes a bulk IBNR loss reserve, which is based on an actuarial reserve analysis, to cover the lag in reporting. For MRB, Employers Mutual records the case and IBNR loss reserves reported to it by the management of the pool, along with a relatively small IBNR loss reserve to cover a one month reporting lag. To verify the adequacy of the reported reserves, an actuarial evaluation of MRB's reserves is performed at each year-end.

At December 31, 2008, the carried reserves for HORAD and MRB combined were in the upper quartile of the range of actuarial reserve indications. This selection reflects the fact that there are inherent uncertainties involved in establishing reserves for assumed reinsurance business. Such uncertainties include the fact that a reinsurance company generally has less knowledge than the ceding company about the underlying book of business and the ceding company's reserving practices. Because of these uncertainties, there is a risk that the reinsurance segment's reserves for losses and settlement expenses could prove to be inadequate, with a consequent adverse impact on the Company's future earnings and stockholders' equity.

At December 31, 2008, there was no backlog in the processing of assumed reinsurance information. Approximately $78,573,000, or 54 percent, of the reinsurance segment's carried reserves were reported by the ceding companies. Employers Mutual receives loss reserve and paid loss data from the ceding companies on individual excess-of-loss business. If a claim involves a single or small group of claimants, a summary of the loss and claim outlook is normally provided. Summarized data is provided for catastrophe claims and pro rata business, which is subject to closer review if inconsistencies are suspected.

Carried reserves established in addition to those reported by the ceding companies totaled approximately $66,110,000 at December 31, 2008. Since many ceding companies in the HORAD book of business do not report IBNR loss reserves, Employers Mutual establishes a bulk IBNR loss reserve to cover the lag in reporting. For the few ceding companies that do report IBNR loss reserves, Employers Mutual carries them as reported. These reported IBNR loss reserves are subtracted from the total IBNR loss reserve calculated by Employers Mutual's actuaries, with the difference carried as bulk IBNR loss reserves. Except for a small IBNR loss reserve established to cover a one-month lag in reporting, the MRB IBNR loss reserve is established by the management of MRB. Employers Mutual rarely records additional case loss reserves.

Assumed reinsurance losses tend to be reported later than direct losses. This lag is reflected in loss projection factors for assumed reinsurance that tend to be higher than for direct business. The result is that assumed reinsurance IBNR loss reserves as a percentage of total reserves tend to be higher than for direct loss reserves. IBNR loss reserves totaled $86,780,000 and $82,501,000 at December 31, 2008 and 2007, respectively, and accounted for approximately 60 percent and 58 percent, respectively, of the reinsurance segment's total loss and settlement expense reserves. IBNR loss reserves are, by nature, less precise than case loss reserves. A five percent change in IBNR loss reserves at December 31, 2008 would equate to $2,821,000 net of tax, which represents 165.4 percent of the net loss reported for 2008 and 1.0 percent of stockholders' equity.

Following is a summary of the carried loss and settlement expense reserves for the reinsurance segment at December 31, 2008 and 2007.

	December 31, 2008			
Line of business	Case	IBNR	Settlement expense	Total
	($ in thousands)			
Pro rata reinsurance:				
Property and casualty	$ 3,262	$ 2,541	$ 206	$ 6,009
Property	12,341	14,462	466	27,269
Crop	740	12	6	758
Casualty	728	5,328	59	6,115
Marine/Aviation	1,499	1,410	20	2,929
Total pro rata reinsurance	18,570	23,753	757	43,080
Excess-of-loss reinsurance:				
Property	15,205	10,019	655	25,879
Casualty	20,312	52,689	1,502	74,503
Surety	889	319	13	1,221
Total excess-of-loss reinsurance	36,406	63,027	2,170	101,603
Total reinsurance segment	$ 54,976	$ 86,780	$ 2,927	$ 144,683

Line of business	December 31, 2007 Case	IBNR	Settlement expense	Total
	($ in thousands)			
Pro rata reinsurance:				
Property and casualty	$ 4,106	$ 2,861	$ 232	$ 7,199
Property	9,822	14,556	390	24,768
Crop	1,306	13	37	1,356
Casualty	673	4,855	55	5,583
Marine/Aviation	5,975	2,531	59	8,565
Total pro rata reinsurance	21,882	24,816	773	47,471
Excess-of-loss reinsurance:				
Property	11,967	8,537	627	21,131
Casualty	20,876	48,821	1,663	71,360
Surety	1,050	327	13	1,390
Total excess-of-loss reinsurance	33,893	57,685	2,303	93,881
Total reinsurance segment	$ 55,775	$ 82,501	$ 3,076	$ 141,352

Among the assumptions implicit in methodologies utilized to establish reserves for the reinsurance segment are stability in the mix of business, consistent claims processing procedures, immaterial impact of loss cost trends on development patterns, consistent case loss reserving practices and appropriate Bornhuetter-Ferguson expected loss ratio selections. The tables below display the impact on the Company's results of operations from (1) a five percent variance in case loss reserve adequacy from the level anticipated in the incurred loss projection factors, (2) a one percent variance in the implicit annual claims inflation rate, (3) a five percent variance in IBNR losses as a percentage of reported incurred losses (due, for example, to changes in mix of business or claims processing procedures) and (4) a five percent variance in the expected loss ratios used with the Bornhuetter-Ferguson method. In other words, under each scenario, future loss and settlement expense payments would be expected to vary from actuarial reserve estimates by the amounts shown below. These variances in future loss and settlement expense payments could occur in one year or over multiple years. Variances in future loss and settlement payments would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. Variances of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. Such variances are considered reasonably likely based on the range of actuarial indications developed during the analysis of the reinsurance segment's carried reserves.

The after-tax impact on the Company's earnings under each scenario is as follows:

	Reinsurance segment	
	MRB	HORAD
	($ in thousands)	
(1) Five percent variance in case loss reserve adequacy from the level anticipated in the incurred loss projection factors	$ (656) to $ 594	$ (2,908) to $2,631
(2) One percent variance in the implicit annual claims inflation rate	(868) to 776	(2,232) to 2,078
(3) Five percent variance in IBNR losses from the level anticipated in the loss projection factors	(483) to 483	(2,241) to 2,241
(4) Five percent variance in the expected loss ratios used with the Bornhuetter-Ferguson method	(506) to 506	(2,148) to 2,148

To ensure the accuracy and completeness of the information received from the ceding companies, Employers Mutual's actuarial department carefully reviews the latest five HORAD policy years on a quarterly basis, and all policy years on an annual basis. Any significant unexplained departures from historical reporting patterns are brought to the attention of the reinsurance department's staff, who contacts the ceding company or broker for clarification.

Employers Mutual's actuarial department annually reviews the MRB reserves for reasonableness. These analyses use a variety of actuarial techniques, which are applied at a line-of-business level. MRB staff supplies the reserve analysis data, which is verified for accuracy by Employers Mutual's actuaries. This review process is replicated by certain other MRB member companies, using actuarial techniques they deem appropriate. Based on these reviews, Employers Mutual and the other MRB member companies have consistently found the MRB reserves to be appropriate.

For the HORAD book of business, paid and incurred loss development patterns for relatively short-tail lines of business (property and marine) are based on data reported by the ceding companies. Employers Mutual has determined that there is sufficient volume and stability in the reported losses to base projections of ultimate losses on these patterns. For longer tail lines of business (casualty), industry incurred development patterns are referenced due to the instability of development patterns based on reported historical losses.

For long-tail lines of business, unreliable estimates of unreported losses can result from the application of loss projection factors to reported losses. To some extent, this is also true for short-tail lines of business in the early stages of a policy year's development. Therefore, in addition to loss-based projections, Employers Mutual generates estimates of unreported losses based on premiums earned. The latter estimates are sometimes more stable and reliable than projections based on losses.

Disputes with ceding companies do not occur often. Employers Mutual performs claims audits and encourages prompt reporting of reinsurance claims. Employers Mutual also reviews claim reports for accuracy, completeness and adequate reserving. Most reinsurance contracts contain arbitration clauses to resolve disputes, but such disputes are generally resolved without arbitration due to the long-term and ongoing relationships that exist with those companies. There were no matters in dispute at December 31, 2008.

Toxic tort (primarily asbestos), environmental and other uncertain exposures (property and casualty insurance segment and reinsurance segment)

Toxic tort claims include those claims where the claimant seeks compensation for harm allegedly caused by exposure to a toxic substance or a substance that increases the risk of contracting a serious disease, such as cancer. Typically the injury is caused by latent effects of direct or indirect exposure to a substance or combination of substances through absorption, contact, ingestion, inhalation, implantation or injection. Examples of toxic tort claims include injuries arising out of exposure to asbestos, silica, mold, drugs, carbon monoxide, chemicals and lead.

Since 1989, the pool participants have included an asbestos exclusion in liability policies issued for most lines of business. The exclusion prohibits liability coverage for "bodily injury", "personal injury" or "property damage" (including any associated clean-up obligations) arising out of the installation, existence, removal or disposal of asbestos or any substance containing asbestos fibers. Therefore, the pool participants' current asbestos exposures are primarily limited to commercial policies issued prior to 1989. At present, the pool participants are defending approximately 800 asbestos bodily injury lawsuits, some of which involve multiple plaintiffs. Three former policyholders and one current policyholder dominate the pool participants' asbestos claims. Most of the defenses are subject to express reservation of rights based upon the lack of an injury within the applicable policy periods, because many asbestos lawsuits do not specifically allege dates of asbestos exposure or dates of injury. The pool participants' policyholders that have been named as defendants in these asbestos lawsuits are typically peripheral defendants who have had little or no exposure and are routinely dismissed from asbestos litigation with nominal or no payment (i.e., small contractors, insulators, electrical welding suppliers, furnace manufacturers, gasket and building supply companies).

During 2003, the pool participants were presented with several hundred plaintiff lawsuits filed against three former policyholders representing approximately 66,500 claimants related to exposure to asbestos or products containing asbestos. The vast majority of the 66,500 claims are the result of multi-plaintiff lawsuits. These claims are based upon nonspecific asbestos exposure and nonspecific injuries. As a result, management did not establish a significant amount of case loss reserves associated with these claims. During 2006, 2007 and 2008, several of the multi-plaintiff lawsuits (including the vast majority of those associated with one former policyholder) were dismissed. As of December 31, 2008, approximately 2,500 of the claims remain open. During 2006, the pool participants received notice that another former policyholder was a named defendant in approximately 33,000 claims nationwide. As of December 31, 2008, approximately 27,000 of these claims remain open.

Prior to 2008, actual losses paid for asbestos-related claims had been minimal due to the plaintiffs' failure to identify an exposure to any asbestos-containing products associated with the pool participants' current and former policyholders. However, paid losses increased significantly during 2008 as a result of claims attributed to two former policyholders. One of these former policyholders, a broker of various products, including asbestos, settled a claim for approximately $450,000 (the Company's share). Prior to 2008, the asbestos exposure associated with this former policyholder had been thought to be relatively small. At December 31, 2008, one additional claim associated with this former policyholder remains pending, though similar exposure on that claim is not anticipated. The other former policyholder, a furnace manufacturer, had multiple claims settle for a total of approximately $354,000 (the Company's share). The asbestos exposure associated with this former policyholder increased during 2008, and this trend may possibly continue into the future with increased per plaintiff settlements. Approximately 125 asbestos exposure claims associated with this former policyholder remain open. Defense costs for asbestos-related claims continue to be rather significant due to the large number of parties involved in the litigation proceedings and the length of time required to obtain judgments. Whenever possible, the pool participants have participated in cost sharing agreements with other insurance companies to reduce overall asbestos claim expenses. The Company believes its settlement expense reserve adequately provides for these projected expenses.

The pool participants are defending approximately 66 claims as a result of lawsuits alleging "silica" exposure in Texas and Mississippi jurisdictions, some of which involve multiple plaintiffs. The plaintiffs allege employment exposure to "airborne respirable silica dust," causing "serious and permanent lung injuries" (i.e., silicosis). Silicosis injuries are identified in the upper lobes of the lungs, while asbestos injuries are localized in the lower lobes.

The plaintiffs in the silicosis lawsuits are sandblasters, gravel and concrete workers, ceramic workers and road construction workers. All of these lawsuits are subject to express reservation of rights based upon the lack of an injury within the applicable policy periods because many silica lawsuits, like asbestos lawsuits, do not specifically allege dates of exposure or dates of injury. The pool participants' policyholders (a refractory product manufacturer, small local concrete and gravel companies and a concrete cutting machine manufacturer) that have been named as defendants in these silica lawsuits have had little or no exposure and are routinely dismissed from silica litigation with nominal or no payment. While the expense of handling these lawsuits is high, it is not proportional to the number of plaintiffs, and is mitigated to some extent through cost sharing agreements with other insurance companies.

Since 2004, the pool participants have included a "pneumoconiosis dust" exclusion to their commercial lines liability policies in the majority of jurisdictions where such action was warranted. This exclusion precludes liability coverage due to "mixed dust" pneumoconiosis, pleural plaques, pleural effusion, mesothelioma, lung cancer, emphysema, bronchitis, tuberculosis or pleural thickening, or other pneumoconiosis-related ailments such as arthritis, cancer (other than lung), lupus, heart, kidney or gallbladder disease. "Mixed dust" includes dusts composed of asbestos, silica, fiberglass, coal, cement, or various other elements. It is anticipated that this mixed dust exclusion will further limit the pool participants' exposure in silica claims, and may be broad enough to limit exposure in other dust claims.

The Company's environmental claims are defined as 1) claims for bodily injury, personal injury, property damage, loss of use of property, diminution of property value, etc., allegedly due to contamination of air, and/or contamination of surface soil or surface water, and/or contamination of ground water, aquifers, wells, etc.; or 2) any/all claims for remediation or clean-up of hazardous waste sites by the United States Environmental Protection Agency, or similar state and local environmental or government agencies, usually presented in conjunction with Federal or local clean up statutes (i.e., CERCLA, RCRA, etc.).

Examples include, but are not limited to: chemical waste; hazardous waste treatment, storage and/or disposal facilities; industrial waste disposal facilities; landfills; superfund sites; toxic waste spills; and underground storage tanks. Widespread use of pollution exclusions since 1970 in virtually all lines of business, except personal lines, has resulted in limited exposure to environmental claims. Absolute pollution exclusions have been used since the 1980's; however, the courts in the State of Indiana have ruled that the absolute pollution exclusion is ambiguous.

The Company's current exposures to environmental claims include losses involving petroleum haulers, lead contamination, and soil and groundwater contamination in the State of Indiana. Claims from petroleum haulers are generally caused by overturned commercial vehicles and overfills at commercial and residential properties. Exposures for accident year losses preceding the 1980s include municipality exposures for closed landfills, small commercial businesses involved with disposing waste at landfills, leaking underground storage tanks and contamination from dry cleaning operations.

In 2004, the pool participants were presented with eight contamination claims filed against four of their petroleum marketers in Iowa and Indiana. The claims filed in Indiana were dismissed during 2007. These claims arose out of alleged contamination of municipal public water systems by the gasoline additive Methyl Tertiary Butyl Ether ("MTBE"). All MTBE lawsuits initiated in a number of states, including the states of Iowa and Indiana, were moved to their respective Federal courts and were then transferred to the United States District Court for the Southern District of New York, where they were consolidated. The pool participants are defending these claims under commercial auto policies which afford broadened pollution liability coverage for overfills. These claims are subject to express reservations of rights based upon the lack of property damage within the policy periods, because these lawsuits do not specifically allege dates of property damage or contamination, or any contamination that resulted from an overfill.

The Company's exposure to asbestos and environmental claims through assumed reinsurance is very limited due to the fact that the Company's reinsurance subsidiary entered into the reinsurance marketplace in the early 1980's, after much attention had already been brought to these issues.

At December 31, 2008, the Company carried asbestos and environmental reserves for direct insurance and assumed reinsurance business totaling $6,853,000, which represents 1.2 percent of total loss and settlement expense reserves. The asbestos and environmental reserves include $1,844,000 of case loss reserves, $3,589,000 of IBNR loss reserves and $1,420,000 of bulk settlement expense reserves. Ceded reinsurance on these reserves is negligible.

The pool participants' non-asbestos direct product liability claims are considered to be highly uncertain exposures due to the many uncertainties inherent in determining the loss, and the significant periods of time that can elapse between the occurrence of the loss and the ultimate settlement of the claim. The majority of the pool participants' product liability claims arise from small to medium-sized manufacturers, contractors, petroleum distributors, and mobile home and auto dealerships. No specific claim trends are evident from the pool participants' manufacturer policies, as the claims activity on these policies is generally isolated and can be severe. Specific product liability coverage is provided to the pool participants' mobile home and auto dealership policyholders, and the claims from these policies tend to be relatively small. Certain construction defect claims are also reported under product liability coverage. During 2008, 34 of these claims were reported to the pool participants.

The Company has exposure to construction defect claims arising from general liability policies issued by the pool participants to contractors. Most of the pool participants' construction defect claims are concentrated in a limited number of states, and the pool participants have taken steps to mitigate this exposure. Construction defect is a highly uncertain exposure due to such issues as whether coverage exists, definition of an occurrence, determination of ultimate damages, and allocation of such damages to financially responsible parties. Newly reported construction defect claims numbered 373, 345 and 410 in 2008, 2007 and 2006, respectively, and produced incurred losses and paid settlement expenses of approximately $2,855,000, $2,755,000 and $3,315,000 in each respective period. Incurred losses and paid settlement expenses on all construction defect claims totaled approximately $4,180,000 in 2008. At December 31, 2008, the Company carried case loss reserves of approximately $5,387,000 on 569 open construction defect claims.

The Company's assumed casualty excess reinsurance business is also considered a highly uncertain exposure due to the significant periods of time that can elapse during the settlement of the underlying claims, and the fact that a reinsurance company generally has less knowledge than the ceding company about the underlying book of business and the ceding company's reserving practices. Employers Mutual attempts to account for this uncertainty by establishing bulk IBNR loss reserves, using conservative assumed treaty limits and, to a much lesser extent, booking of individual treaty IBNR loss reserves (if reported by the ceding company) or establishing additional case loss reserves if the reported case loss reserves appear inadequate on an individual claim. While Employers Mutual is predominantly a property reinsurer, it does write casualty excess business oriented mainly towards shorter tail casualty lines of coverage. Employers Mutual avoids reinsuring large company working layer casualty risks, and does not write risks with heavy product liability exposures, risks with obvious latent injury manifestation, medical malpractice, and "for profit" Directors and Officers coverage. A small amount of casualty excess business on large companies is written, but generally on a "clash" basis only (layers above the limits written for any individual policyholder).

Following is a summary of loss and settlement expense reserves and payments associated with asbestos, environmental, products liability and casualty excess reinsurance exposures for 2008, 2007 and 2006:

($ in thousands)	Property and casualty insurance segment Case	IBNR	Settlement expense	Reinsurance segment Case	IBNR	Settlement expense
Reserves at 12/31/08						
Asbestos	$ 1,562	$ 1,731	$ 1,128	$ 139	$ 442	$ -
Environmental	82	756	292	61	660	-
Products[1]	5,418	4,816	7,488	-	-	-
Casualty excess[2]	-	-	-	20,223	52,693	1,513
Reserves at 12/31/07						
Asbestos	$ 1,527	$ 2,015	$ 1,126	$ 149	$ 449	$ -
Environmental	147	939	321	100	627	-
Products[1]	6,633	4,749	7,347	-	-	-
Casualty excess[2]	-	-	-	20,657	48,819	1,673
Reserves at 12/31/06						
Asbestos	$ 1,120	$ 2,073	$ 1,367	$ 123	$ 500	$ -
Environmental	30	969	370	95	643	-
Products[1]	6,236	5,004	7,784	-	-	-
Casualty excess[2]	-	-	-	19,418	37,144	1,301
Paid during 2008						
Asbestos	$ 863		$ 625	$ 16		$ 1
Environmental	169		24	4		1
Products[1]	2,436		1,829	-		-
Casualty excess[2]	-		-	7,230		945
Paid during 2007						
Asbestos	$ 63		$ 340	$ 24		$ -
Environmental	-		50	3		8
Products[1]	1,054		1,312	-		-
Casualty excess[2]	-		-	6,403		856
Paid during 2006						
Asbestos	$ 99		$ 326	$ 18		$ 1
Environmental	57		21	1		-
Products[1]	1,820		1,698	-		-
Casualty excess[2]	-		-	5,034		830

[1] Products includes the portion of asbestos and environmental claims reported that are non-premises/operations claims.
[2] Casualty excess includes the asbestos and environmental claims reported above.

Following is a summary of the claim activity associated with asbestos, environmental and products liability exposures for 2008, 2007 and 2006:

	Asbestos	Environmental	Products
Open claims, 12/31/08	31,645	7	1,094
Reported in 2008	240	2	381
Disposed of in 2008	3,069	4	356
Open claims, 12/31/07	34,474	9	1,069
Reported in 2007	157	3	207
Disposed of in 2007	23,252	4	288
Open claims, 12/31/06	57,569	10	1,150
Reported in 2006	33,145	1	189
Disposed of in 2006	34,176	2	313

Variability of loss and settlement expense reserves

The Company does not determine a range of estimates for all components of the loss and settlement expense reserve at the time those reserves are established. At each year-end, however, an actuarially determined range of estimates is developed for the major components of the loss and settlement expense reserve. All reserves are reviewed, except for the involuntary workers' compensation pools, for which reliance is placed on a reserve opinion received from the National Council on Compensation Insurance certifying the reasonableness of those reserves. Shown below are the actuarially determined ranges of reserve estimates as of December 31, 2008 along with the statutory-basis carried reserves, which are displayed net of ceded reinsurance. The GAAP-basis loss and settlement expense reserves contained in the Company's financial statements are reported gross of ceded reinsurance and contain a small number of adjustments from the statutory-basis amounts presented here. The last two columns display the estimated after-tax impact on earnings if the reserves were moved to the high end-point or low end-point of the ranges.

	Range of reserve estimates			After-tax impact on earnings	
($ in thousands)	High	Low	Carried	Reserves at high	Reserves at low
Property and casualty insurance segment	$ 398,875	$ 351,932	$ 396,762	$ (1,373)	$ 29,140
Reinsurance segment	145,706	123,581	144,492	(789)	13,592
	$ 544,581	$ 475,513	$ 541,254	$ (2,162)	$ 42,732

For the property and casualty insurance segment, total carried reserves for direct business equal the individual case loss reserves established primarily by the claims adjusters in the sixteen branch offices, with assistance of the home office claims department, plus bulk case loss reserves, IBNR loss reserves and settlement expense reserves established by home office management. The precise location of total carried reserves within the actuarial range is unknown at the time reserves are established because the final actuarial evaluation of reserve adequacy is conducted after the establishment of the reserves.

As previously noted, assumed reinsurance business carries a high risk of volatility and uncertainty which, in management's opinion, warrants a high degree of conservatism. Therefore, management's objective is to carry reinsurance segment reserves in the upper quarter of the range of actuarial reserve estimates.

Changes in loss and settlement expense reserve estimates of prior periods

Loss and settlement expense reserves are estimates at a given time of what an insurer expects to pay on incurred losses, based on facts and circumstances then known. During the loss settlement period, which may be many years, additional facts regarding individual claims become known, and accordingly, it often becomes necessary to refine and adjust the estimates of liability. Such changes in the reserves for losses and settlement expenses are reflected in operating results in the year such changes are recorded.

For a detailed discussion of the factors influencing the development of prior years' reserves during the past three years, see the discussion entitled "Loss and Settlement Expense Reserves" under the "Narrative Description of Business" heading in the Business Section under Item I of this Form 10-K.

Investments

Fair Value Measurement

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 157 "Fair Value Measurements" effective January 1, 2008. SFAS 157 applies to all assets and liabilities that are measured and reported on a fair value basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company's fixed maturity and equity securities available-for-sale, as well as short-term investments, are measured at fair value on a recurring basis. No assets or liabilities are currently measured at fair value on a nonrecurring basis. The following fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value:

Level 1- Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2- Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.

Level 3 - Prices or valuation techniques that require significant unobservable inputs. The unobservable inputs may reflect the Company's own assumptions about the assumptions that market participants would use.

The Company uses an independent pricing source to obtain the estimated fair value of a majority of its securities. The fair value is based on quoted market prices, where available. This is typically the case for equity securities and short-term investments, which are accordingly classified as Level 1 fair value measurements. In cases where quoted market prices are not available, fair value is based on a variety of valuation techniques depending on the type of security. Many of the fixed maturity securities in the Company's portfolio do not trade on a daily basis; however, observable inputs are utilized in their valuations, and these securities are therefore classified as Level 2 fair value measurements. Following is a brief description of the various pricing techniques used for different asset classes.

- U.S. Treasury securities (including bonds, notes, and bills) are priced according to a number of live data sources, including active market makers and inter-dealer brokers. Prices from these sources are reviewed based on the sources' historical accuracy for individual issues and maturity ranges.
- U.S. government-sponsored agencies and corporate securities (including fixed-rate corporate bonds, medium-term notes, and retail notes) are priced by determining a bullet (non-call) spread scale for each issuer for maturities going out to forty years. These spreads represent credit risk and are obtained from the new issue market, secondary trading, and dealer quotes. An option adjusted spread model is incorporated to adjust spreads of issues that have early redemption features. The final spread is then added to the U.S. Treasury curve. For notes with odd coupon payment dates, a cash discounting yield/price routine calculates prices from final yields.

- Obligations of states and political subdivisions are priced by tracking and analyzing actively quoted issues and trades reported by the Municipal Securities Rulemaking Board (MSRB). Municipal bonds with similar characteristics are grouped together into market sectors, and internal yield curves are constructed daily for these sectors. Individual bond evaluations are extrapolated from these sectors, with the ability to make individual spread adjustments for attributes such as discounts, premiums, alternative minimum tax, and/or whether or not the bond is callable.
- Mortgage-backed securities are priced with models using spreads and other information solicited from Wall Street buy- and sell-side sources, including primary and secondary dealers, portfolio managers, and research analysts, to produce pricing for each tranche. To determine a tranche's price, first the cash flow for each tranche is generated (using consensus prepayment speed assumptions including, as appropriate, a proprietary prepayment projection based on historical statistics of the underlying collateral), then a benchmark yield is determined (in relation to the U.S. Treasury curve for the maturity corresponding to the tranche's average life estimate), and finally collateral performance and tranche level attributes are incorporated to adjust the benchmark yield to determine the tranche-specific spread. This is then used to discount the cash flows to generate the price. When cash flows or other security structure or market information is not available to appropriately price a security, broker quotes may be used with a zero spread bid-side valuation, resulting in the same values for the mean and ask prices.

On a quarterly basis, the Company receives from its independent pricing service a list of fixed maturity securities that were priced solely from broker quotes. Since this is not an observable input, any fixed maturity security in the Company's portfolio that is on this list is classified as a Level 3 fair value measurement. At January 1, 2008, one of the Company's fixed maturity securities (Continental Airlines) was on this list and was reported at the fair value provided by the independent pricing service ($697,000). This security was subsequently priced by the independent pricing service using observable inputs (as described above), and was transferred from the Level 3 fair value measurement category to the Level 2 fair value measurement category on March 31, 2008.

A small number of the Company's securities are not priced by the independent pricing service. These securities are reported as Level 3 fair value measurements, since no reliable observable inputs are used in their valuations. The largest of these investments is the Class B shares of Insurance Services Office Inc. (ISO). Prior to the fourth quarter of 2008, the Company reported this investment at the fair value obtained from the Securities Valuation Office (SVO) of the National Association of Insurance Commissioners (NAIC). The SVO establishes a per share price for ISO Class B shares by averaging all Class B trades during the past year and reviewing the quarterly valuations of the Class A shares produced by a nationally recognized independent firm (the Class B shares were assigned a 40 percent marketability discount from the fair value of the Class A shares). The SVO valuation is typically performed twice a year, and resulted in a fair value of $10,180,000 for the Class B shares held by the Company at December 31, 2007. During the fourth quarter of 2008, the Company modified the valuation process for this investment by implementing a 20 percent marketability discount from the fair value of the Class A shares. This reduction in the marketability discount was implemented in recognition of a Form S-1 filing made by ISO with the Securities and Exchange Commission during 2008 in preparation for a planned initial public offering. At the completion of the initial public offering, ISO will continue to have two classes of stock; however, there will be a defined conversion plan that will result in all Class B shares being converted into Class A shares within 30 months. As a result, the marketability discount associated with the Class B shares will be well below the 20 percent discount utilized by the Company at year-end. In addition, the Company has a commitment from ISO that the offering price for the initial public offering will not be less than the fair value of the shares as determined by the nationally recognized independent firm. Applying a 20 percent marketability discount to the third quarter valuation of the Class A shares performed by the nationally recognized independent firm resulted in a fair value of $14,966,000 for the Class B shares. The other equity security included in the Level 3 fair value measurement category continues to be reported at the fair value obtained from the SVO. The SVO establishes a per share price for this security based on an annual review of that company's financial statements. This review is typically performed during the second quarter, and resulted in a fair value for the shares held by the Company of $4,000 at December 31, 2008 and $7,000 at December 31, 2007.

The remaining three securities not priced by the Company's independent pricing service during 2008 were fixed maturity securities. One of the fixed maturity securities was classified as a Level 3 fair value measurement and was carried at its amortized cost of $47,000 at December 31, 2007. This security matured during 2008. The other two fixed maturity securities are classified as Level 2 fair value measurements and are carried at aggregate fair values of $7,163,000 at December 31, 2008 and $8,611,000 at December 31, 2007. The fair values for these two fixed maturity securities were obtained from the Company's investment custodian using an independent pricing service which utilizes similar pricing techniques as the Company's independent pricing service.

The estimated fair values obtained from the independent pricing sources are reviewed by the Company for reasonableness and any discrepancies are investigated for final valuation. For fixed maturity securities, this includes comparing valuations from the independent pricing source, the Company's investment custodian, the SVO, and an analytical service for fixed maturity securities. For equity securities, a similar comparison is done between the valuations from the independent pricing service, the Company's investment custodian, and the SVO. From these comparisons, material variances are identified and resolved to determine the final valuation used in the financial statements.

Investment Impairments

The Company regularly monitors its investments that have a carrying value greater than fair value for indications of "other-than-temporary" impairment. Several factors are used to determine whether the carrying value of an individual security has been "other-than-temporarily" impaired. Such factors include, but are not limited to, the security's value and performance in the context of the overall markets, length of time and extent the security's fair value has been below carrying value, key corporate events, collateralization of fixed maturity securities, and the Company's ability and intent to hold securities in an unrealized loss position until recovery or maturity. When a security is deemed "other-than-temporarily" impaired, the carrying value is reduced to fair value and a realized loss is recognized and charged to income.

Deferred policy acquisition costs and related amortization

Acquisition costs consisting of commissions, premiums taxes and other underwriting expenses that vary with, and are directly related to, the production of business are deferred and amortized to expense as premium revenue is recognized.

Deferred policy acquisition costs and related amortization are calculated separately for the property and casualty insurance segment and the reinsurance segment. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to the estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and settlement expenses and certain other costs expected to be incurred as the premium is earned. Deferred policy acquisition costs were not subject to limitation at December 31, 2008, and management does not anticipate future limitations to be likely due to the current adequacy of premium rates in both the insurance and reinsurance marketplaces.

Deferred income taxes

The realization of the deferred income tax asset is based upon projections indicating that a sufficient amount of future taxable income will be earned to utilize the tax deductions that will reverse in the future. These projections are based on the Company's history of producing significant amounts of taxable income, the current premium rate environment for both the property and casualty insurance segment and the reinsurance segment, and loss and expense control initiatives that have been implemented in recent years. In addition, management has formulated tax-planning strategies that could be implemented to generate taxable income if needed. Should the projected taxable income and tax planning strategies not provide sufficient taxable income to recover the deferred tax asset, a valuation allowance would be required.

Benefit Plans

Employers Mutual sponsors two pension plans, including a defined benefit retirement plan (pension) and a supplemental retirement plan, and two postretirement benefit plans that provide retiree healthcare and life insurance coverage. Although the Company has no employees of its own, it is responsible for its share of the expenses and related prepaid assets and liabilities of these plans, as determined under the terms of the pooling agreement and the cost allocation methodologies applicable to its subsidiaries that do not participate in the pooling agreement.

The net periodic pension and postretirement benefit costs, as well as the prepaid assets and liabilities of these plans, are determined by actuarial valuations. Inherent in these valuations are key assumptions regarding the discount rate, the expected long-term rate of return on plan assets, the rate of future compensation increases (pension plans only), and the health care cost trend rate (healthcare postretirement plan only). The assumptions used in the actuarial valuations are updated annually. Material changes in the net periodic pension and postretirement benefit costs may occur in the future due to changes in these assumptions or changes in other factors, such as the number of plan participants, the level of benefits provided, asset values and applicable legislation or regulations.

The discount rate utilized in the valuations is based on an analysis of the total rate of return that could be generated by a hypothetical portfolio of high-quality bonds created to generate cash flows that match the plans' expected benefit payments. No callable bonds are used in this analysis and the discount rate produced by this analysis is compared to interest rates of applicable published indices for reasonableness. The discount rates used in the pension benefit valuations at December 31, 2008, 2007 and 2006 were 6.25 percent, 6.00 percent and 5.75 percent, respectively. The discount rates used in the postretirement benefit valuations at December 31, 2008, 2007 and 2006 were 6.25 percent, 6.25 percent and 5.75 percent, respectively. A 0.25 percentage point decrease in the discount rates used in the 2008 valuations would increase the Company's net periodic pension and postretirement benefit costs for 2009 by approximately $131,000. Conversely, a 0.25 percentage point increase in the 2008 discount rates would decrease the Company's net periodic pension and postretirement benefit costs for 2009 by approximately $122,000.

The expected long-term rate of return on plan assets is developed considering actual historical results, current and expected market conditions, the mix of plan assets and investment strategy. The expected long-term rate of return on plan assets produced by this analysis and used in the pension valuations at December 31, 2008, 2007 and 2006 was 7.50 percent. The expected long-term rate of return on plan assets used in the postretirement benefit valuations at December 31, 2008, 2007 and 2006 was 6.00 percent. The actual rate of return earned on plan assets during 2008, which was significantly impacted by the financial crisis, was approximately negative 35 percent for the pension plan and negative 16 percent for the postretirement benefit plans. The expected long-term rate of return assumption is subject to the general movement of the economy, but is generally less volatile than the discount rate assumption. A decrease in the expected long-term rate of return assumption increases future expenses, whereas an increase in the assumption reduces future expenses. A 0.25 percentage point change in the 2008 expected long-term rate of return assumption would change the Company's net periodic pension and postretirement benefit costs for 2009 by $129,000. For detailed information regarding the current allocation of assets within the pension and postretirement benefit plans, see note 11 of Notes to Consolidated Financial Statements under Item 8 of this Form 10-K.

The health care cost trend rate assumption represents the anticipated change in the cost of health care benefits due to factors outside of the plan. These factors include health care inflation, changes in health care utilization and delivery patterns, technological advances, and the overall health of the plan participants. The health care cost trend rate assumption is based on published information and general economic conditions. The health care cost trend rate assumption for 2008 was 9 percent, and is assumed to decrease gradually to 5 percent in 2012 and remain at that level thereafter.

In accordance with GAAP, actuarial gains/losses contained in the valuations that result from (1) actual experience that differs from that assumed, or (2) a change in actuarial assumptions, is accumulated and, if in excess of a specified corridor, amortized to expense over future periods. As of December 31, 2008, the supplemental retirement and defined benefit pension plans as well as the postretirement benefit plans had accumulated actuarial losses in excess of the corridor and thus will be amortized into expense in 2009. The Company's share of the accumulated actuarial losses that will be amortized into expense during 2009 amounted to $1,964,000. Prior service costs/credits for plan amendments are also contained in the valuations, and are amortized into expense/income over the future service periods. As of December 31, 2008, the postretirement benefit plans have prior service credits that are being amortized into income in future periods, while the defined benefit pension plan has prior service costs that are being amortized into expense in future periods. The net amount of prior service credit being amortized into income during 2009 is $480,000.

In accordance with SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," the funded status of defined benefit retirement or other postretirement plans is recognized as a net asset or liability on the balance sheet. Future changes in the funded status of the plans will be recognized through other comprehensive income. In accordance with SFAS No. 158, the pension and postretirement benefit plans' assets and obligations were measured as of the end of the Company's fiscal year beginning in 2008.

RESULTS OF OPERATIONS

Segment information and consolidated net income for the three years ended December 31, 2008 are as follows:

	Year ended December 31,		
($ in thousands)	2008	2007	2006
Property and casualty insurance			
Premiums earned	$ 315,598	$ 320,836	$ 318,416
Losses and settlement expenses	232,538	199,494	178,305
Acquisition and other expenses	109,877	119,152	117,710
Underwriting profit (loss)	$ (26,817)	$ 2,190	$ 22,401
Loss and settlement expense ratio	73.7%	62.2%	56.0%
Acquisition expense ratio	34.8%	37.1%	37.0%
Combined ratio	108.5%	99.3%	93.0%
Losses and settlement expenses:			
Insured events of current year	$ 254,102	$ 227,471	$ 210,560
Decrease in provision for insured events of prior years	(21,564)	(27,977)	(32,255)
Total losses and settlement expenses	$ 232,538	$ 199,494	$ 178,305
Catastrophe and storm losses	$ 42,729	$ 20,732	$ 14,313

($ in thousands)	Year ended December 31, 2008	2007	2006
Reinsurance			
Premiums earned	$ 73,720	$ 72,223	$ 73,199
Losses and settlement expenses	61,727	48,345	50,148
Acquisition and other expenses	17,508	16,541	17,538
Underwriting profit (loss)	$ (5,515)	$ 7,337	$ 5,513
Loss and settlement expense ratio	83.7%	66.9%	68.5%
Acquisition expense ratio	23.8%	22.9%	24.0%
Combined ratio	107.5%	89.8%	92.5%
Losses and settlement expenses:			
Insured events of current year	$ 75,471	$ 59,106	$ 59,809
Decrease in provision for insured events of prior years	(13,744)	(10,761)	(9,661)
Total losses and settlement expenses	$ 61,727	$ 48,345	$ 50,148
Catastrophe and storm losses	$ 8,045	$ 782	$ 322

($ in thousands)	Year ended December 31, 2008	2007	2006
Consolidated			
REVENUES			
Premiums earned	$ 389,318	$ 393,059	$ 391,615
Net investment income	48,403	48,482	46,692
Realized investment gains (losses)	(24,456)	3,724	4,252
Other income	626	545	527
	413,891	445,810	443,086
LOSSES AND EXPENSES			
Losses and settlement expenses	294,265	247,839	228,453
Acquisition and other expenses	127,385	135,693	135,248
Interest expense	889	1,112	1,112
Other expense	1,642	2,247	1,908
	424,181	386,891	366,721
Income (loss) before income tax expense (benefit)	(10,290)	58,919	76,365
Income tax expense (benefit)	(8,585)	16,441	22,818
Net income (loss)	$ (1,705)	$ 42,478	$ 53,547
Net income (loss) per share	$ (0.13)	$ 3.09	$ 3.91
Loss and settlement expense ratio	75.6%	63.1%	58.3%
Acquisition expense ratio	32.7%	34.5%	34.6%
Combined ratio	108.3%	97.6%	92.9%
Losses and settlement expenses:			
Insured events of current year	$ 329,573	$ 286,577	$ 270,369
Decrease in provision for insured events of prior years	(35,308)	(38,738)	(41,916)
Total losses and settlement expenses	$ 294,265	$ 247,839	$ 228,453
Catastrophe and storm losses	$ 50,774	$ 21,514	$ 14,635

Year ended December 31, 2008 compared to year ended December 31, 2007

The Company reported a net loss of $1,705,000 ($0.13 per share) in 2008 compared to net income of $42,478,000 ($3.09 per share) in 2007. The net loss for 2008 is primarily attributed to two factors: a record amount of catastrophe and storm losses and a record amount of "other-than-temporary" investment impairment losses generated by the severe and prolonged turmoil in the financial markets. Other factors contributing to the net loss for 2008 include an expected decline in the amount of favorable development experienced on prior years' reserves, and a moderate, but steady, decline in overall premium rate levels.

Premium income

Premiums earned decreased 1.0 percent to $389,318,000 in 2008 from $393,059,000 in 2007. This decrease is primarily attributed to a moderate, but steady, decline in overall premium rate levels during the past three years as a result of competitive market conditions associated with the current soft market. Premium rates showed some signs of stabilization during the fourth quarter as the insurance industry began responding to the significant decline in capital that occurred during 2008 as a result of the financial crisis and high level of catastrophe and storm losses. Management expects market conditions to remain competitive in 2009, with premium rates stabilizing at current levels through the first half of the year. Premium rates could begin to improve during the second half of the year, with any improvement likely to occur first in personal lines and reinsurance, followed by commercial lines. Despite the anticipated stabilization of premium rates, overall premium rate levels for 2009 are expected to decline approximately 3.5 percent due to the lagging affect of previous rate level reductions.

Premiums earned for the property and casualty insurance segment decreased 1.6 percent to $315,598,000 in 2008 from $320,836,000 in 2007 as new business premium was not sufficient to offset the premium lost from declining rate levels and business not retained. New business policy counts were up in 2008, and helped generate a slight increase in total policy count in both the commercial and personal lines of business. However, while personal lines new business premium increased 9.9 percent, commercial lines new business premium declined 8.9 percent. The decline in commercial lines new business premium is attributed to a combination of declining rates (rate declines are larger in commercial lines of business) and reduced exposures on new business (with a corresponding reduction in premium). The growth in personal lines new business premium is occurring in selected territories which management has identified as having greater profit potential. Retention rates remain above industry standards, with commercial lines declining slightly to 86.2 percent, personal auto remaining steady at 87.5 percent, and personal property increasing slightly to 86.6 percent.

Premiums earned for the reinsurance segment increased 2.1 percent to $73,720,000 in 2008 from $72,223,000 in 2007. This increase is primarily attributed to the HORAD book of business and reflects an increase in both the estimate of earned but not reported (EBNR) premiums and accrued reinstatement premiums. Under the terms of the quota share agreement, the reinsurance segment receives reinstatement premium income that is collected by Employers Mutual from the ceding companies when coverage is reinstated after a loss event; however, the cap on losses assumed per event contained in the quota share agreement is automatically reinstated without cost to the reinsurance subsidiary. The increases in premium income in the HORAD book of business were largely offset by a decline in the amount of business assumed from the MRB pool. Both the MRB and HORAD books of business have suffered from the loss of a few accounts, increased retentions by some of the ceding companies and lower premium rates driven by increased rate competition. This was evident during the January and July renewal seasons as the reinsurance segment experienced an overall decline in the average rate on-line for its accounts. There was some additional minor deterioration in rates during the July renewal period, but increased terms on those accounts with recent loss experience kept overall rate adequacy at a fairly consistent level with that achieved on the January renewals. The January 2009 renewals saw some modest increases in reinsurance rates, and further increases in reinsurance rates are expected during 2009 due to the decline in industry capital noted above.

Losses and settlement expenses

Losses and settlement expenses increased 18.7 percent to $294,265,000 in 2008 from $247,839,000 in 2007. The loss and settlement expense ratio increased to 75.6 percent in 2008 from 63.1 percent in 2007. The large increase in the loss and settlement expense ratio is primarily attributed to a record $50,774,000 of catastrophe and storm losses in 2008, compared to $21,514,000 in 2007. Catastrophe and storm losses added 13.0 percentage points to the loss and settlement expense ratio in 2008, compared to 5.5 percentage points in 2007. The moderate, but steady, decline in premium rate levels over the past several years and an expected decline in the amount of favorable development experienced on prior years' reserves also contributed to the increase in the loss and settlement expense ratio. Current actuarial analysis indicates that reserve adequacy remained at a high level, and actually improved somewhat during 2008.

The loss and settlement expense ratio for the property and casualty insurance segment increased to 73.7 percent in 2008 from 62.2 percent in 2007. A record amount of Midwest storm losses, along with losses associated with Hurricanes Gustav and Ike, were the driving force behind this increase. Catastrophe and storm losses more than doubled to a record $42,729,000 in 2008 from $20,732,000 in 2007. These storm losses contributed 13.5 percentage points to the loss and settlement expense ratio in 2008, an increase of 7.0 percentage points over the comparable ratio in 2007. The record level of catastrophe and storm losses was caused by several severe storm systems that produced wind, tornado and hail losses over a wide geographic region of the Midwest, including a devastating EF5 tornado that struck Parkersburg, Iowa. Losses associated with Hurricanes Gustav and Ike totaled $3,065,000 and $3,185,000, respectively. Surprisingly, the majority of the property and casualty insurance segment's losses from Hurricane Ike occurred in the Midwest. When the massive hurricane advanced away from the coast of Texas, it merged with a cold front traveling across the Midwest and generated a significant amount of wind damage in Ohio and Kentucky.

An expected decline in the amount of favorable development experienced on prior years' reserves also contributed to the increase in the loss and settlement expense ratio of the property and casualty insurance segment. Lastly, the moderate, but steady, decline in premium rate levels over the past several years is estimated to have added approximately 3 percentage points to the loss and settlement expense ratio in 2008.

The loss and settlement expense ratio for the reinsurance segment increased to 83.7 percent in 2008 from 66.9 percent in 2007. This increase reflects an increase in the amount of reported large losses, an increase in catastrophe and storm losses (including $2,000,000 of losses associated with Hurricane Ike), and an increase in reported crop losses. An increase in the amount of favorable development experienced on prior years' reserves helped to limit the increase in the loss and settlement expense ratio.

Acquisition and other expenses

Acquisition and other expenses declined 6.1 percent to $127,385,000 in 2008 from $135,693,000 in 2007. The acquisition expense ratio declined to 32.7 percent in 2008 from 34.5 percent in 2007. These declines are attributed to the property and casualty insurance segment and reflect reductions in the amount of expense related to policyholder dividends, agents' profit share, executive bonuses and contingent salaries, and postretirement benefits.

For the property and casualty insurance segment, the acquisition expense ratio declined to 34.8 percent in 2008 from 37.1 percent in 2007. This decrease is attributed to declines in the amount of expense related to policyholder dividends, contingent commissions (in the form of agents' profit share), executive bonuses and contingent salaries, and postretirement benefits. The decline in policyholder dividend expense is largely due to a decrease in the estimated dividend payable on several of the Company's safety dividend groups. The declines in executive bonuses and contingent salaries, as well as agents' profit share expenses, reflect the large decline in underwriting profitability that occurred during 2008. The decline in postretirement benefits expense reflects a decrease in the service cost component and the amortization of a prior service credit resulting from a plan amendment that became effective in the first quarter.

For the reinsurance segment, the acquisition expense ratio increased to 23.8 percent in 2008 from 22.9 percent in 2007. This increase is primarily associated with an increase in contingent commission expense in the MRB business, and, to a lesser extent, an increase in estimated commission expense on earned but not reported premiums.

Investment results

Net investment income declined 0.2 percent to $48,403,000 in 2008 from $48,482,000 in 2007. Investment income was negatively impacted by the elimination of dividends on the perpetual preferred stocks of Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal National Mortgage Association (Fannie Mae), as well as a reduction in yields on cash and short term investments. There was a significant amount of call activity on the Company's U.S. government agency securities during 2008 as a result of the declining interest rate environment. The proceeds from these called securities were invested in short-term securities until attractive long-term opportunities were identified.

The Company reported net realized investment losses of $24,456,000 in 2008 compared to net realized investment gains of $3,724,000 in 2007. Included in the 2008 loss amount is $16,017,000 of "other-than-temporary" investment impairment losses recognized on 38 equity securities as a result of the severe and prolonged turmoil in the financial markets, and $14,904,000 of losses recognized on the perpetual preferred stocks of Freddie Mac and Fannie Mae when these companies were placed under conservatorship by the U.S. government. For comparative purposes, "other-than-temporary" investment impairment losses for 2007 totaled $1,277,000 on 14 equity securities.

The total rate of return on the Company's equity portfolio during 2008 was negative 37.4 percent, compared to negative 37.0 percent for the S&P 500. The current annualized yield on the bond portfolio and cash is 5.6 percent and the effective duration is 5.57 years, which is up from 3.75 years at December 31, 2007.

Interest and other expense

Interest expense declined 20.1 percent in 2008 due to the redemption of the reinsurance subsidiary's $11,000,000 of surplus notes on December 31, 2007. This decline in interest expense was partially offset by an increase in the interest rate on the surplus notes issued by the property and casualty insurance subsidiaries to 3.60 percent from 3.09 percent effective February 1, 2008. The 26.9 percent decrease in other expense is primarily due to fluctuations from foreign currency exchange rates recognized by the reinsurance subsidiary on its foreign contracts.

Income tax

The Company reported an income tax benefit of $8,585,000 in 2008, compared to income tax expense of $16,441,000 in 2007. The relatively high ratio of income tax benefit to pretax loss for 2008 reflects the fact that a significant amount of Company's investment income is received in the form of tax-exempt interest income.

Year ended December 31, 2007 compared to year ended December 31, 2006

Net income was $42,478,000 ($3.09 per share) in 2007, down 20.7 percent from the record net income of $53,547,000 ($3.91 per share) reported in 2006. This decrease was attributed to a large decline in underwriting profits in the property and casualty insurance segment, and was associated with an increase in both large losses and catastrophe and storm losses, a decrease in the amount of favorable development experienced on prior years' reserves, and a moderate decline in premium rate levels. The reinsurance segment also experienced a decline in premium rate levels during 2007; however, the declines were smaller than those experienced in the direct insurance market. Consequently, underwriting results of the reinsurance segment remained strong during 2007. An increase in investment income was insufficient to offset the decline in underwriting income.

Premium income

Premiums earned increased 0.4 percent to $393,059,000 in 2007 from $391,615,000 in 2006. This increase was attributed to the property and casualty insurance segment, as the reinsurance segment's premium income declined for the year. Despite a continued decline in premium rate levels, the property and casualty insurance segment was able to achieve a small increase in top line growth by increasing new business premium and maintaining high retention levels. On an overall basis, rate competition increased moderately in the property and casualty insurance marketplace during 2007.

Premiums earned for the property and casualty insurance segment increased 0.8 percent to $320,836,000 in 2007 from $318,416,000 in 2006. Underlying this small increase in premium income was a continued decline in overall premium rate levels, which declined approximately 4.5 percent during 2007; however, this decline was more than offset by an increase in new business premium. Total policy count increased slightly during 2007, with the commercial lines of business, which generally carry a larger premium per policy, experiencing a greater increase than the personal lines. The increase in commercial lines policy count was attributed to recent initiatives targeted toward small businesses. Commercial lines new business premium was up 4.4 percent in 2007, while the retention rate increased slightly to 86.7 percent. In personal lines, management was continuing its efforts to increase premium production in geographic areas with profit potential and was focusing the efforts of the branch personnel in those territories. Personal lines new business premium was up 4.7 percent in 2007; however, this new business premium was not sufficient to offset the premium lost from declining rate levels and business not retained, resulting in a small decline in personal lines premium income. Retention rates increased slightly to 85.8 percent in personal property and 87.5 percent in personal auto.

Premiums earned for the reinsurance segment declined 1.3 percent to $72,223,000 in 2007 from $73,199,000 in 2006. A decline in MRB premiums (which was associated with an account that was not renewed) was primarily responsible for the decline in premium income during 2007. An increase in brokered reinsurance business partially offset the decline in MRB premiums. During both the January 2008 and July 2007 renewal periods, premium rates on reinsurance contract renewals decreased slightly, with a portion of the decline attributed to program restructurings with increased retentions.

Premiums written for the reinsurance segment increased $4,735,000, or 7.1 percent, in 2007; however, this increase reflected a negative $3,440,000 portfolio adjustment made in the first quarter of 2006 in connection with Employers Mutual's reduced participation in the MRB pool. Excluding this adjustment, written premiums increased $1,295,000, or 1.9 percent, during 2007.

As previously reported, one of the members of the MRB pool ceased participating in the pool effective January 1, 2008. During the fourth quarter, the MRB board of directors approved Farm Bureau Mutual Insurance Company of Michigan as a new pool member effective January 1, 2008. As a result, Employers Mutual's participation in the pool would remain at approximately 20 percent in 2008.

Losses and settlement expenses

Losses and settlement expenses increased 8.5 percent to $247,839,000 in 2007 from $228,453,000 in 2006. The loss and settlement expense ratio increased to 63.1 percent in 2007 from 58.3 percent in 2006. Both of these increases were attributed to the property and casualty insurance segment, as the reinsurance segment reported a decline in its loss and settlement expense ratio in 2007.

The loss and settlement expense ratio for the property and casualty insurance segment increased to 62.2 percent in 2007 from 56.0 percent in 2006. This increase was attributed to an increase in both large losses (greater than $250,000) and catastrophe and storm losses, a decrease in the amount of favorable development experienced on prior years' reserves, and a moderate decline in premium rate levels. An increase in claim frequency was offset by a decline in average claim size, the latter based on the individual case loss reserves established by the branch offices. The increase in catastrophe and storm losses was largely driven by losses associated with the Greensburg, Kansas tornado, which totaled $6,256,000. The steady decline in premium rate levels over the previous two years resulted in an approximate 2.7 percentage point increase in the loss and settlement expense ratio in 2007.

The loss and settlement expense ratio for the reinsurance segment decreased to 66.9 percent in 2007 from 68.5 percent in 2006. This decline was primarily attributed to a smaller increase in the bulk IBNR loss reserve for the HORAD book of business. Favorable reserve development experienced in both 2007 and 2006 was primarily from the HORAD book of business, with the 2007 development largely coming from the 2004-2006 accident years and the 2006 development primarily coming from the 2004 and 2005 accident years. Catastrophe losses for 2007 include $321,000 assumed from MRB for the Greensburg, Kansas tornado.

Acquisition and other expenses

Acquisition and other expenses increased 0.3 percent to $135,693,000 in 2007 from $135,248,000 in 2006; however, the acquisition expense ratio declined slightly to 34.5 percent in 2007 from 34.6 percent in 2006. A decline in the reinsurance segment's acquisition expense ratio was mostly offset by an increase in the property and casualty insurance segment's ratio.

For the property and casualty insurance segment, the acquisition expense ratio increased slightly to 37.1 percent in 2007 from 37.0 percent in 2006. This increase was driven primarily by the decline in premium rate levels, but also reflected an increase in commission and contingent commission expense, salary expense, and assessments from state guaranty associations. However, much of this increase was offset by declines in policyholder dividend expense, pension expense, and hurricane related assessments (Mississippi Windstorm Underwriting Association assessments for Hurricane Katrina in the second quarter of 2006). Hurricane related assessments are recoverable from reinsurers, with the reinsurance recoveries reflected as a reduction of losses (included in the loss and settlement expense ratio).

For the reinsurance segment, the acquisition expense ratio declined to 22.9 percent in 2007 from 24.0 percent in 2006, primarily due to lower contingent commission expenses. The reinsurance subsidiary recognized $1,343,000 of commission income in the first quarter of 2006 in connection with Employers Mutual's reduced participation in the MRB pool. This commission income reimbursed the reinsurance subsidiary for expenses previously incurred to generate the reinsurance business that was transferred to the new assuming companies of the MRB pool on January 1, 2006. This commission income, however, was partially offset by $688,000 of deferred policy acquisition costs that were expensed in the first quarter of 2006 as a result of the reduction in pool participation.

Investment results

Net investment income increased 3.8 percent to $48,482,000 in 2007 from $46,692,000 in 2006, primarily due to an increase in average invested asset balances. Net realized investment gains totaled $3,724,000 in 2007 and $4,252,000 in 2006, with the majority of the gains occurring in the Company's equity portfolio. The Company recognized "other-than-temporary" investment impairment losses totaling $1,277,000 on 14 equity securities during 2007 compared to $750,000 of impairment losses recognized on 12 equity securities in 2006. These impairment losses were recognized because the Company's outside equity manager indicated that it was likely that these securities, which were in an unrealized loss position, would be sold before they recovered to their cost basis. As a result, the intent to hold these securities to recovery did not exist. Of the 14 equity securities that were impaired, 11 were sold and one was partially sold as of December 31, 2007, producing gross realized gains of $150,000 and additional gross realized losses of $387,000.

Other expense

The 17.8 percent increase in other expense is due to a $451,000 increase in foreign currency exchange losses recognized by the reinsurance subsidiary on its foreign contracts.

Income tax

Income tax expense decreased 27.9 percent to $16,441,000 in 2007 from $22,818,000 in 2006. The effective tax rates were 27.9 percent in 2007 and 29.9 percent in 2006. The decline in the effective tax rate in 2007 primarily reflected the large decline in pre-tax income earned relative to the amount of tax-exempt interest income earned.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Liquidity is a measure of a company's ability to generate sufficient cash flows to meet cash obligations. The Company had positive cash flows from operations of $30,684,000 in 2008, $37,862,000 in 2007 and $49,014,000 in 2006. The Company typically generates substantial positive cash flows from operations because cash from premium payments is generally received in advance of cash payments made to settle claims. These positive cash flows provide the foundation of the Company's asset/liability management program and are the primary drivers of the Company's liquidity. When investing funds made available from operations, the Company invests in securities with maturities that approximate the anticipated payments of losses and settlement expenses of the underlying insurance policies. In addition, the Company maintains a portion of its investment portfolio in relatively short-term and highly liquid assets as a secondary source of liquidity should net cash flows from operating activities prove inadequate to fund current operating needs. As of December 31, 2008, the Company did not have any significant variations between the maturity dates of its investments and the expected payments of its loss and settlement expense reserves.

The Company is a holding company whose principal asset is its investment in its insurance subsidiaries. As a holding company, the Company is dependent upon cash dividends from its insurance company subsidiaries to meet all obligations, including cash dividends to stockholders and the funding of the Company's stock repurchase program. State insurance regulations restrict the maximum amount of dividends insurance companies can pay without prior regulatory approval. See note 6 of Notes to Consolidated Financial Statements for additional information regarding dividend restrictions. The maximum amount of dividends that the insurance company subsidiaries can pay to the Company in 2009 without prior regulatory approval is approximately $28,449,000. The Company received $25,005,000, $4,750,000 and $9,005,000 of dividends from its insurance company subsidiaries and paid cash dividends to its stockholders totaling $9,731,000, $9,497,000 and $8,916,000 in 2008, 2007 and 2006, respectively. The large increase in dividends received from the insurance company subsidiaries during 2008 was used to fund the Company's $15,000,000 stock repurchase program. On October 31, 2008, the Company's Board of Directors announced an extension of the stock repurchase program, authorizing an additional $10,000,000. This extension will necessitate the dividend of additional funds from the insurance company subsidiaries to the holding company in 2009.

The Company's insurance company subsidiaries must have adequate liquidity to ensure that their cash obligations are met; however, because of their participation in the pooling agreement and the quota share agreement, they do not have the daily liquidity concerns normally associated with an insurance or reinsurance company. This is due to the fact that under the terms of the pooling and quota share agreements, Employers Mutual receives all premiums and pays all losses and expenses associated with the insurance business produced by the pool participants and the assumed reinsurance business ceded to the Company's reinsurance subsidiary, and then settles the inter-company balances generated by these transactions with the participating companies within 45 days after the end of each quarter.

At the insurance company subsidiary level, the primary sources of cash are premium income, investment income and maturing investments. The principal outflows of cash are payments of claims, commissions, premium taxes, operating expenses, income taxes, dividends, interest and principal payments on debt, and investment purchases. Cash outflows can be variable because of uncertainties regarding settlement dates for unpaid losses and because of the potential for large losses, either individually or in the aggregate. Accordingly, the insurance company subsidiaries maintain investment and reinsurance programs generally intended to provide adequate funds to pay claims without forced sales of investments. In addition, Employers Mutual has a line of credit available to provide additional liquidity if needed. The insurance company subsidiaries have access to this line of credit through Employers Mutual.

The Company maintains a portion of its investment portfolio in relatively short-term and highly liquid investments to ensure the availability of funds to pay claims and expenses. At December 31, 2008, approximately 35 percent of the Company's fixed maturity securities were in U.S. government or U.S. government-sponsored agency securities. This is down from approximately 55 percent at December 31, 2007 due to a significant amount of call activity on the Company's U.S. government agency securities that occurred during 2008 due to the declining interest rate environment. The proceeds from these called securities were initially invested in short-term securities, until suitable long-term investment opportunities could be identified. A variety of maturities are maintained in the Company's portfolio to assure adequate liquidity. The maturity structure of the fixed maturity securities is also established by the relative attractiveness of yields on short, intermediate and long-term securities. The Company does not invest in high-yield, non-investment grade debt securities. Any non-investment grade securities held by the Company are the result of rating downgrades that occurred subsequent to their purchase.

The Company considers itself to be a long-term investor and generally purchases fixed maturity securities with the intent to hold them to maturity. Despite this intent, the Company currently classifies purchases of fixed maturity securities as available-for-sale to provide flexibility in the management of its investment portfolio. At December 31, 2008, the Company had a net unrealized holding loss, net of deferred taxes, on its fixed maturity securities available-for-sale of $5,468,000, compared to a net unrealized holding gain, net of deferred taxes, of $12,298,000 at December 31, 2007. The fluctuation in the fair value of these investments is primarily due to changes in the interest rate environment during this time period, but also reflects a widening of risk premium spreads over U.S. Treasuries for corporate and U.S. government-sponsored agency securities. Since the Company does not actively trade in the bond market, such fluctuations in the fair value of these investments are not expected to have a material impact on the operations of the Company, as forced liquidations of investments is not anticipated. The Company closely monitors the bond market and makes appropriate adjustments in its portfolio as conditions warrant.

The majority of the Company's assets are invested in fixed maturity securities. These investments provide a substantial amount of investment income that supplements underwriting results and contributes to net earnings. As these investments mature, or are called, the proceeds are reinvested at current rates, which may be higher or lower than those now being earned; therefore, more or less investment income may be available to contribute to net earnings depending on the interest rate level.

The Company participates in a securities lending program administered by Mellon Bank, N.A. whereby certain fixed maturity securities from the investment portfolio are loaned to other institutions for short periods of time. The Company receives a fee for each security loaned out under this program and requires initial collateral equal to 102 percent of the fair value of the loaned securities. The collateral is primarily cash, but other forms of collateral are occasionally accepted, including letters of credit or U.S. Treasury securities. The cash collateral is invested in a Delaware business trust that is managed by Mellon Bank. In this trust, cash collateral funds of the Company are pooled with cash collateral funds of other security lenders administered by Mellon Bank, and these funds are invested in securities with high credit quality standards, maturity restrictions, and liquidity levels consistent with the short-term nature of securities lending transactions. The acceptable investments include time deposits, commercial paper, floating rate notes, asset-backed floating rate notes, and repurchase agreements. The earnings from this trust are used, in part, to pay the fee the Company receives for each security loaned under the program. The Company has a slight risk of a minor loss associated with the collateral pool if the aggregate fair value of the collateral pool were to decline below the aggregate liability represented by the collateral, assuming all securities loaned and backed by the collateral pool were returned. The Company had securities on loan with a fair value of $8,950,000 and $58,995,000 at December 31, 2008 and 2007, respectively. Collateral held in connection with these loaned securities totaled $9,323,000 and $60,785,000 at December 31, 2008 and 2007, respectively. The large decrease in securities on loan at December 31, 2008 was due to a decline in demand for the type of securities the Company makes available to the program (primarily U.S. government agencies, U.S. treasuries and corporate bonds).

The Company held $67,000 and $102,000 in minority ownership interests in limited partnerships and limited liability companies at December 31, 2008 and 2007, respectively. The Company does not hold any other unregistered securities.

The Company's cash balance was $183,000 and $263,000 at December 31, 2008 and 2007, respectively.

Employers Mutual contributed $15,000,000, $3,500,000 and $27,596,000 to its pension plan in 2008, 2007 and 2006, respectively, and plans to contribute approximately $25,000,000 to the pension plan in 2009. The Company reimbursed Employers Mutual $4,555,000, $1,069,000 and $8,410,000 for its share of the pension contributions in 2008, 2007 and 2006, respectively. Employers Mutual contributed $12,200,000, $3,800,000 and $5,100,000 to its postretirement benefit plans in 2008, 2007 and 2006, respectively, and expects to contribute approximately $2,800,000 to the postretirement benefit plans in 2009. The Company reimbursed Employers Mutual $3,495,000, $1,083,000 and $1,455,000 for its share of the postretirement benefit plan contributions in 2008, 2007 and 2006, respectively.

Capital Resources

Capital resources consist of stockholders' equity and debt, representing funds deployed or available to be deployed to support business operations. For the Company's insurance subsidiaries, capital resources are required to support premium writings. Regulatory guidelines suggest that the ratio of a property and casualty insurer's annual net premiums written to its statutory surplus should not exceed three to one. All of the Company's property and casualty insurance subsidiaries were well under this guideline at December 31, 2008.

The Company's insurance subsidiaries are required to maintain a certain minimum level of surplus on a statutory basis, and are subject to regulations under which the payment of dividends from statutory surplus is restricted and may require prior approval of their domiciliary insurance regulatory authorities. The Company's insurance subsidiaries are also subject to Risk Based Capital (RBC) requirements that may further impact their ability to pay dividends. RBC requirements attempt to measure minimum statutory capital needs based upon the risks in a company's mix of products and investment portfolio. At December 31, 2008, the Company's insurance subsidiaries had total adjusted statutory capital of $284,492,000, which was well in excess of the minimum RBC requirement of $53,674,000.

The Company's total cash and invested assets at December 31, 2008 and 2007 are summarized as follows:

($ in thousands)	December 31, 2008 Amortized cost	Fair value	Percent of total fair value	Carrying value
Fixed maturity securities held-to-maturity	$ 535	$ 573	0.1 %	$ 535
Fixed maturity securities available-for-sale	830,231	821,819	85.1	821,819
Equity securities available-for-sale	75,026	88,372	9.2	88,372
Cash	182	182	-	182
Short-term investments	54,373	54,373	5.6	54,373
Other long-term investments	67	67	-	67
	$ 960,414	$ 965,386	100.0 %	$ 965,348

($ in thousands)	December 31, 2007 Amortized cost	Fair value	Percent of total fair value	Carrying value
Fixed maturity securities held-to-maturity	$ 637	$ 689	0.1 %	$ 637
Fixed maturity securities available-for-sale	825,328	844,248	81.4	844,248
Equity securities available-for-sale	97,847	139,428	13.4	139,428
Cash	263	263	-	263
Short-term investments	53,295	53,295	5.1	53,295
Other long-term investments	102	102	-	102
	$ 977,472	$ 1,038,025	100.0 %	$ 1,037,973

The amortized cost and estimated fair value of fixed maturity and equity securities at December 31, 2008 were as follows:

($ in thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Securities held-to-maturity:				
Fixed maturity securities:				
Mortgage-backed securities	$ 535	$ 38	$ -	$ 573
Total securities held-to-maturity	$ 535	$ 38	$ -	$ 573
Securities available-for-sale:				
Fixed maturity securities:				
U.S. treasury securities	$ 4,731	$ 442	$ -	$ 5,173
US government-sponsored agencies	282,152	3,411	683	284,880
Obligations of states and political subdivisions	301,326	7,291	8,525	300,092
Mortgage-backed securities	72,498	2,940	6,070	69,368
Public utilities	6,002	-	194	5,808
Debt securities issued by foreign governments	6,601	8	57	6,552
Corporate securities	156,921	3,062	10,037	149,946
Total fixed maturity securities	830,231	17,154	25,566	821,819
Equity securities:				
Common stocks	65,526	21,564	5,147	81,943
Non-redeemable preferred stocks	9,500	-	3,071	6,429
Total equity securities	75,026	21,564	8,218	88,372
Total securities available-for-sale	$905,257	$ 38,718	$ 33,784	$910,191

The Company's equity portfolio is diversified across a large range of industry sectors and is managed by Harris Bank, N.A. for a fee that is based on total assets under management. As of December 31, 2008, the equity portfolio was invested in the following industry sectors:

Industry sectors:	Percent of equity portfolio
Financial services	28.6 %
Information technology	15.1
Energy	11.7
Healthcare	11.7
Consumer Staples	9.9
Consumer Discretionary	6.7
Industrials	6.2
Other	10.1
	100.0 %

The Company's property and casualty insurance subsidiaries have $25,000,000 of surplus notes issued to Employers Mutual. Effective February 1, 2008, the interest rate on these surplus notes was increased from 3.09 percent to 3.60 percent. Future reviews of the interest rate will be conducted by the Inter-Company Committees of the Boards of Directors of the Company and Employers Mutual every five years. Payment of interest and repayment of principal can only be made out of the applicable subsidiary's statutory surplus and is subject to prior approval by the insurance commissioner of the respective state of domicile. The surplus notes are subordinate and junior in right of payment to all obligations or liabilities of the applicable insurance subsidiaries. Prior to December 31, 2007, the Company's reinsurance subsidiary had $11,000,000 of surplus notes issued to Employers Mutual. These surplus notes were redeemed in the fourth quarter of 2007, along with accrued interest. Total interest expense incurred on these surplus notes was $889,000, $1,111,000 and $1,112,000 in 2008, 2007 and 2006, respectively. At December 31, 2008, EMCASCO Insurance Company and Illinois EMCASCO Insurance Company had received approval for the payment of interest accrued on the surplus notes during 2008, while Dakota Fire Insurance Company had not received the necessary approval.

As of December 31, 2008, the Company had no material commitments for capital expenditures.

Off-Balance Sheet Arrangements

Employers Mutual receives all premiums and pays all losses and expenses associated with the assumed reinsurance business ceded to the reinsurance subsidiary and the insurance business produced by the pool participants, and then settles the inter-company balances generated by these transactions with the participating companies on a quarterly basis. When settling the inter-company balances, Employers Mutual provides the reinsurance subsidiary and the pool participants with full credit for the premiums written during the quarter and retains all receivable amounts. Any receivable amounts that are ultimately deemed to be uncollectible are charged-off by Employers Mutual and the expense is charged to the reinsurance subsidiary or allocated to the pool members on the basis of pool participation. As a result, the Company has an off-balance sheet arrangement with an unconsolidated entity that results in a credit-risk exposure that is not reflected in the Company's financial statements. Based on historical data, this credit-risk exposure is not considered to be material to the Company's results of operations or financial position.

Investment Impairments and Considerations

The Company recorded "other-than-temporary" investment impairment losses totaling $30,921,000 on 40 equity securities during 2008, and $1,277,000 on 14 equity securities during 2007. Included in the 2008 amount is $14,904,000 of impairment losses on the perpetual preferred stocks of Freddie Mac and Fannie Mae resulting from the U.S. government placing these companies under conservatorship. The Company sold these perpetual preferred stocks during the fourth quarter of 2008 and recognized an additional loss of $141,000.

The Company has no direct exposure to sub-prime residential lending, and holds no sub-prime residential collateralized debt obligations or sub-prime collateralized mortgage obligations. The Company does have indirect exposure to sub-prime residential lending markets as it has significant holdings of government agency securities, prime and Alt-A collateralized mortgage obligations, as well as fixed maturity and equity securities in both the banking and financial services sectors. While these holdings do not include companies engaged in originating residential lending as their primary business, they do include companies that may be indirectly engaged in this type of lending.

During the second quarter of 2008, management evaluated and implemented a new investment strategy targeting high-quality residential mortgage-backed securities. This investment strategy, which is being administered by Harris Investment Management, Inc., was designed to take advantage of the liquidity-induced market dislocation that existed in the securitized residential mortgage marketplace and targeted AAA rated residential mortgage-backed securities (no securities backed by subprime mortgages were purchased). The investments have been diversified with respect to key risk factors (such as vintage, originator and geography), have a weighted-average life of 4.4 years and have a weighted-average book yield of 7.8 percent. The Company also holds a small amount of seasoned Government National Mortgage Association securities. The total carrying value of the residential mortgage-backed securities as of December 31, 2008 was $39,556,000 ($4,053,000 of which is Government National Mortgage Association securities).

At December 31, 2008, the Company had unrealized losses on available-for-sale securities as presented in the table below. The estimated fair value is based on quoted market prices, where available. In cases where quoted market prices are not available, fair values are based on a variety of valuation techniques depending on the type of security. None of these securities are considered to be in concentrations by either security type or industry. The Company uses several factors to determine whether the carrying value of an individual security has been "other-than-temporarily" impaired. Such factors include, but are not limited to, the security's value and performance in the context of the overall markets, length of time and extent the security's fair value has been below carrying value, key corporate events and collateralization of fixed maturity securities. Based on these factors, and the Company's ability and intent to hold the securities until recovery or maturity, it was determined that the carrying value of these securities were not "other-than-temporarily" impaired at December 31, 2008. Risks and uncertainties inherent in the methodology utilized in this evaluation process include interest rate risk, equity price risk, and the overall performance of the economy, all of which have the potential to adversely affect the value of the Company's investments. Should a determination be made at some point in the future that these unrealized losses are "other-than-temporary", the Company's earnings would be reduced by approximately $21,960,000, net of tax; however, the Company's financial position would not be affected due to the fact that unrealized losses on available-for-sale securities are reflected in the Company's financial statements as a component of stockholders' equity, net of deferred taxes.

Following is a schedule of the length of time securities have continuously been in an unrealized loss position as of December 31, 2008.

December 31, 2008 ($ in thousands) Description of securities	Less than twelve months		Twelve months or longer		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. government-sponsored agencies	$ 87,087	$ 683	$ -	$ -	$ 87,087	$ 683
Obligations of states and political subdivisions	158,397	8,405	998	120	159,395	8,525
Mortgage-backed securities	44,564	6,070	-	-	44,564	6,070
Public utilities	5,808	194	-	-	5,808	194
Debt securities issued by foreign governments	5,544	57	-	-	5,544	57
Corporate securities	89,031	10,037	-	-	89,031	10,037
Subtotal, fixed maturity securities	390,431	25,446	998	120	391,429	25,566
Common stocks	27,767	5,147	-	-	27,767	5,147
Non-redeemable preferred stocks	1,215	285	5,214	2,786	6,429	3,071
Subtotal, equity securities	28,982	5,432	5,214	2,786	34,196	8,218
Total temporarily impaired securities	$ 419,413	$ 30,878	$ 6,212	$ 2,906	$ 425,625	$ 33,784

Following is a schedule of the maturity dates of the fixed maturity securities presented in the above table. Note that this schedule includes only fixed maturity securities available-for-sale, as the Company does not have any fixed maturity securities held-to-maturity with unrealized losses.

($ in thousands)	Book value	Fair value	Gross unrealized loss
Due in one year or less	$ 11,636	$ 11,233	$ 403
Due after one year through five years	38,022	35,144	2,878
Due after five years through ten years	11,571	10,847	724
Due after ten years	305,132	289,641	15,491
Mortgage-backed securities	50,634	44,564	6,070
	$ 416,995	$ 391,429	$ 25,566

All non-investment grade fixed maturity securities held at December 31, 2008 (Great Lakes Chemical Corporation, American Airlines and US Freightways Corporation) had an aggregate unrealized loss of $1,050,000. The Company does not purchase non-investment grade securities. Any non-investment grade securities held by the Company are the result of rating downgrades that occurred subsequent to their purchase.

Following is a schedule of gross realized losses recognized in 2008 from the sale of securities and from "other-than-temporary" investment impairments. The schedule is aged according to the length of time the underlying securities were in an unrealized loss position. This schedule does not include realized losses stemming from corporate actions such as calls, pay-downs, redemptions, etc. Fixed maturity securities were not included in the schedule since no realized losses were recognized on these investments stemming from disposals other than corporate actions. Fixed maturity securities are generally held until maturity.

	Realized losses from sales			"Other-than-temporary" impairment losses	Total gross realized losses
($ in thousands)	Book value	Sales price	Gross realized losses		
Equity securities:					
Three months or less	$ 18,161	$ 15,387	$ 2,774	$ 4,879	$ 7,653
Over three months to six months	2,357	1,890	467	18,962	19,429
Over six months to nine months	-	-	-	910	910
Over nine months to twelve months	-	-	-	421	421
Over twelve months	-	-	-	5,749	5,749
	$ 20,518	$ 17,277	$ 3,241	$ 30,921	$ 34,162

Included in the realized loss amount of $5,749,000 attributed to securities that had been in an unrealized loss position for over twelve months is $5,700,000 associated with the perpetual preferred stock of Freddie Mac. This security experienced a significant decline in value during the third quarter when the U.S. government placed the company under conservatorship. Prior to the third quarter, the value of this security was only marginally under the Company's carrying value.

LEASES, COMMITMENTS AND CONTINGENT LIABILITIES

The following table reflects the Company's contractual obligations as of December 31, 2008. Included in the table are the estimated payments that the Company expects to make in the settlement of its loss reserves and with respect to its long-term debt. One of the Company's property and casualty insurance subsidiaries leases office facilities in Bismarck, North Dakota with lease terms expiring in 2014. Employers Mutual has entered into various leases for branch and service office facilities with lease terms expiring through 2021. All lease costs are included as expenses under the pooling agreement, after allocation of the portion of these expenses to the subsidiaries that do not participate in the pool. The table reflects the Company's current 30.0 percent aggregate participation in the pooling agreement.

		Payments due by period			
	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Contractual obligations		($ in thousands)			
Loss and settlement expense reserves (1)	$ 573,032	$ 222,415	$ 208,213	$ 80,862	$ 61,542
Long-term debt (2)	25,000	-	-	-	25,000
Interest expense on long-term debt (3)	8,989	889	1,800	1,800	4,500
Real estate operating leases	7,146	1,184	2,038	1,551	2,373
Total	$ 614,167	$ 224,488	$ 212,051	$ 84,213	$ 93,415

(1) The amounts presented are estimates of the dollar amounts and time period in which the Company expects to pay out its gross loss and settlement expense reserves. These amounts are based on historical payment patterns and do not represent actual contractual obligations. The actual payment amounts and the related timing of those payments could differ significantly from these estimates.

(2) Long-term debt reflects the surplus notes issued by the Company's property and casualty insurance subsidiaries to Employer Mutual, which have no maturity date. Excluded from long-term debt are pension and other postretirement benefit obligations.

(3) Interest expense on long-term debt reflects the interest expense on the surplus notes issued by the Company's property and casualty insurance subsidiaries to Employers Mutual. Interest on the surplus notes is subject to approval by the issuing company's state of domicile. The balance shown under the heading "More than 5 years" represents interest expense for years six through ten. Since the surplus notes have no maturity date, total interest expense could be greater than the amount shown. Dakota Fire was not granted approval to pay its 2008 surplus note interest at the end of 2008. The table above assumes such approval will be granted in 2009 and annually thereafter.

The participants in the pooling agreement are subject to guaranty fund assessments by states in which they write business. Guaranty fund assessments are used by states to pay policyholder liabilities of insolvent insurers domiciled in those states. Many states allow these assessments to be recovered through premium tax offsets. Estimated guaranty fund assessments of $1,506,000 and $1,714,000 and related premium tax offsets of $936,000 and $1,057,000 have been accrued as of December 31, 2008 and 2007, respectively. The guaranty fund assessments are expected to be paid over the next two years and the premium tax offsets are expected to be realized within ten years of the payments. The participants in the pooling agreement are also subject to second-injury fund assessments, which are designed to encourage employers to employ a worker with a pre-existing disability. Estimated second-injury fund assessments of $1,576,000 and $1,656,000 have been accrued as of December 31, 2008 and 2007, respectively. The second-injury fund assessment accruals are based on projected loss payments. The periods over which the assessments will be paid is not known.

The participants in the pooling agreement have purchased annuities from life insurance companies, under which the claimant is payee, to fund future payments that are fixed pursuant to specific claim settlement provisions. The Company's share of case loss reserves eliminated by the purchase of these annuities was $1,882,000 at December 31, 2008. The Company's contingent liability is $1,882,000 at December 31, 2008 should the issuers of the annuities fail to perform under the terms of the annuities. The probability of a material loss due to failure of performance by the issuers of these annuities is considered remote. The Company's share of the amount due from any one life insurance company does not equal or exceed one percent of its subsidiaries' aggregate policyholders' surplus.

MARKET RISK

The main objectives in managing the investment portfolios of the Company are to maximize after-tax investment return while minimizing credit risks, in order to provide maximum support for the underwriting operations. Investment strategies are developed based upon many factors including underwriting results, regulatory requirements, fluctuations in interest rates and consideration of other market risks. Investment decisions are centrally managed by investment professionals and are supervised by the investment committees of the respective boards of directors for each of the Company's subsidiaries.

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments, and is directly influenced by the volatility and liquidity in the markets in which the related underlying assets are traded. The market risks of the financial instruments of the Company relate to the investment portfolio, which exposes the Company to interest rate (inclusive of credit spreads) and equity price risk and, to a lesser extent, credit quality and prepayment risk. Monitoring systems and analytical tools are in place to assess each of these elements of market risk; however, there can be no assurance that future changes in interest rates, creditworthiness of issuers, prepayment activity, liquidity available in the market and other general market conditions will not have a material adverse impact on the Company's results of operations, liquidity or financial position.

Interest rate risk (inclusive of credit spreads) includes the price sensitivity of a fixed maturity security to changes in interest rates, and the affect on future earnings from short-term investments and maturing long-term investments given a change in interest rates. The following analysis illustrates the sensitivity of the Company's financial instruments to selected changes in market rates and prices. A hypothetical one percent increase in interest rates as of December 31, 2008 would result in a corresponding pre-tax decrease in the fair value of the fixed maturity portfolio of approximately $54,775,000, or 6.2 percent. In addition, a hypothetical one percent decrease in interest rates at December 31, 2008 would result in a corresponding decrease in pre-tax income over the next twelve months of approximately $265,000, assuming the current maturity and prepayment patterns. The Company monitors interest rate risk through the analysis of interest rate simulations, and adjusts the average duration of its fixed maturity portfolio by investing in either longer or shorter term instruments given the results of interest rate simulations and judgments of cash flow needs. The effective duration of the Company's fixed maturity portfolio at December 31, 2008 was 5.57 years.

The valuation of the Company's marketable equity portfolio is subject to equity price risk. In general, equities have more year-to-year price variability than bonds. However, returns from equity securities have been consistently higher over longer time frames. The Company invests in a diversified portfolio of readily marketable equity securities. A hypothetical 10 percent decrease in the S&P 500 index as of December 31, 2008 would result in a corresponding pre-tax decrease in the fair value of the Company's equity portfolio of approximately $7,119,000.

The Company invests in high quality fixed maturity securities, thus minimizing credit quality risk. At December 31, 2008, the portfolio of long-term fixed maturity securities consisted of 0.6 percent U.S. Treasury, 33.9 percent government agency, 8.8 percent mortgage-backed, 36.3 percent municipal, and 20.4 percent corporate securities. At December 31, 2007, the portfolio of long-term fixed maturity securities consisted of 0.6 percent U.S. Treasury, 54.3 percent government agency, 1.3 percent mortgage-backed, 30.3 percent municipal, and 13.5 percent corporate securities.

Fixed maturity securities held by the Company generally have an investment quality rating of "A" or better by independent rating agencies. The following table shows the composition of the Company's fixed maturity securities, by rating, as of December 31, 2008.

($ in thousands)	Securities held-to-maturity (at amortized cost) Amount	Percent	Securities available-for-sale (at fair value) Amount	Percent
Rating:				
AAA	$ 535	100.0 %	$ 408,207	49.7 %
AA	-	-	237,405	28.9
A	-	-	141,345	17.2
BAA	-	-	30,912	3.7
BA	-	-	760	0.1
B	-	-	2,670	0.3
CA	-	-	520	0.1
Total fixed maturities	$ 535	100.0 %	$ 821,819	100.0 %

Ratings for preferred stocks and fixed maturity securities with initial maturities greater than one year are assigned by nationally recognized statistical rating organizations (referred to generically as NRSROs, which includes such organizations as Moody's Investor's Services, Inc., Standard and Poor, etc.). NRSROs' rating processes seek to evaluate the quality of a security by examining the factors that affect returns to investors. NRSROs' ratings are based on quantitative and qualitative factors, as well as the economic, social and political environment in which the issuing entity exists. The quantitative factors include debt coverage, sales and income growth, cash flows and liquidity ratios. Qualitative factors include management quality, access to capital markets and the quality of earnings and balance sheet items. Ratings for securities with initial maturities less than one year are based on ratings of NRSROs, or the credit rating of the issuer's parent company. For further discussion of credit risk and related topics (impairment losses on equity securities, residential mortgage-backed securities, unrealized losses in the investment portfolios, and non-investment grade securities held by the Company) see the section entitled "Investment Impairments and Considerations" within this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Prepayment risk refers to changes in prepayment patterns that can shorten or lengthen the expected timing of principal repayments and thus the average life and the effective yield of a security. Such risk exists primarily within the portfolio of mortgage-backed securities. Prepayment risk is monitored regularly through the analysis of interest rate simulations. At December 31, 2008, the effective duration of the mortgage-backed securities is 6.7 years with an average life of 5.3 years and a current yield of 5.7 percent. At December 31, 2007, the effective duration of the mortgage-backed securities was 2.3 years, with an average life of 2.9 years and a current yield of 6.9 percent.

IMPACT OF INFLATION

Inflation has a widespread effect on the Company's results of operations, primarily through increased losses and settlement expenses. The Company considers inflation, including social inflation that reflects an increasingly litigious society and increasing jury awards, when setting loss and settlement expense reserve amounts. Premiums are also affected by inflation, although they are often restricted or delayed by competition and the regulatory rate-setting environment.

NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company adopted the requirements of SFAS 157 effective January 1, 2008, which resulted in additional disclosures, but no impact on operating results. In October 2008, the FASB issued Staff Position No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market For That Asset Is Not Active," which clarifies the application of SFAS 157 in a market that is not active. FAS 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. Adoption of FAS 157-3 did not have any effect on the consolidated financial position or operating results of the Company.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS 159 permits reporting entities to choose, at specified election dates, to measure eligible items at fair value (the "fair value option"). The unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. As it relates to the Company's financial reporting, the Company would be permitted to elect fair value recognition of fixed maturity and equity investments currently classified as either available-for-sale or held-to-maturity, and report the unrealized gains and losses from these investments in earnings going forward. Electing the fair value option for an existing held-to-maturity security will not call into question the intent of an entity to hold other fixed maturity securities to maturity in the future. The provisions of this statement are effective beginning with the first fiscal year that begins after November 15, 2007. The Company adopted the requirements of SFAS 159 effective January 1, 2008, but did not elect the fair value option. Therefore, adoption of this statement had no effect on the operating results of the Company.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) "Business Combinations". This statement replaces SFAS No. 141 "Business Combinations," however it retains the fundamental requirements of SFAS No. 141 in that the acquisition method of accounting (referred to as "purchase method" in SFAS 141) be used for all business combinations. SFAS 141 (revised) is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Adoption of this statement is not expected to have any effect on the consolidated financial position or operating results of the Company.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides issuers the opportunity to make cautionary statements regarding forward-looking statements. Accordingly, any forward-looking statement contained in this report is based on management's current beliefs, assumptions and expectations of the Company's future performance, taking into account all information currently available to management. These beliefs, assumptions and expectations can change as the result of many possible events or factors, not all of which are known to management. If a change occurs, the Company's business, financial condition, liquidity, results of operations, plans and objectives may vary materially from those expressed in the forward-looking statements. The risks and uncertainties that may affect the actual results of the Company include, but are not limited to, the following: catastrophic events and the occurrence of significant severe weather conditions; the adequacy of loss and settlement expense reserves; state and Federal legislation and regulations; changes in our industry, interest rates or the performance of financial markets and the general economy; rating agency actions and other risks and uncertainties inherent to the Company's business, some of which are discussed under Part I, Item 1A of this Form 10-K under the heading "Risk Factors". Management intends to identify forward-looking statements when using the words "believe", "expect", "anticipate", "estimate", "project" or similar expressions. Undue reliance should not be placed on these forward-looking statements.

Management's Report on Internal Control Over Financial Reporting

The management of EMC Insurance Group Inc. and Subsidiaries is responsible for the preparation, integrity and objectivity of the accompanying Consolidated Financial Statements, as well as all other financial information in this report. The Consolidated Financial Statements and the accompanying notes have been prepared in accordance with U.S. generally accepted accounting principles and include amounts that are based on management's estimates and judgments where necessary.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, including safeguarding of assets and reliability of financial records. The Company's internal control over financial reporting, designed by or under the supervision of management, includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. This control structure is further reinforced by a program of internal audits, including audits of the Company's decentralized branch locations, which requires responsive management action.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, adequate internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management assessed the effectiveness of the Company's internal control over financial reporting based on criteria established in "Internal Control – Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of December 31, 2008, the Company maintained effective internal control over financial reporting.

The Audit Committee of the Board of Directors is comprised of three outside directors who are independent of the Company's management. The Audit Committee is responsible for the selection of the independent registered public accounting firm. It meets periodically with management, the independent registered public accounting firm, and the internal auditors to ensure that they are carrying out their responsibilities. In addition to reviewing the Company's financial reports, the Audit Committee is also responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of the Company. The independent registered public accounting firm and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

The Company's financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm. Management has made available to Ernst & Young LLP all of the Company's financial records and related data, as well as the minutes of the stockholders' and directors' meetings. Furthermore, management believes that all representations made to Ernst & Young LLP during its audit were valid and appropriate. Their reports with respect to the fairness of presentation of the Company's financial statements and the effectiveness of the Company's internal control over financial reporting appear elsewhere in this annual report.

Bruce G. Kelley
President and Chief Executive Officer

Mark E. Reese
Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders
EMC Insurance Group Inc.

We have audited EMC Insurance Group Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). EMC Insurance Group Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, EMC Insurance Group Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2008 and 2007, and the related statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008 of EMC Insurance Group Inc. and Subsidiaries and our report dated March 13, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

Des Moines, Iowa
March 13, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
EMC Insurance Group Inc.

We have audited the accompanying consolidated balance sheets of EMC Insurance Group Inc. and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EMC Insurance Group Inc. and Subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in response to new accounting standards, the Company changed its methods of accounting for its pension and other post-retirement benefits effective December 31, 2006 and January 1, 2008, and for the treatment of income tax contingencies effective January 1, 2007.

We also have audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), EMC Insurance Group Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

Des Moines, Iowa
March 13, 2009

EMC INSURANCE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2007
ASSETS		
Investments:		
Fixed maturities:		
Securities held-to-maturity, at amortized cost (fair value $572,852 and $688,728)	**$ 534,759**	$ 636,969
Securities available-for-sale, at fair value (amortized cost $821,306,951 and $766,462,351)	**812,868,835**	785,253,286
Fixed maturity securities on loan:		
Securities available-for-sale, at fair value (amortized cost $8,923,745 and $58,865,232)	**8,950,052**	58,994,666
Equity securities available-for-sale, at fair value (cost $75,025,666 and $97,847,545)	**88,372,207**	139,427,726
Other long-term investments, at cost	**66,974**	101,988
Short-term investments, at cost	**54,373,082**	53,295,310
Total investments	**965,165,909**	1,037,709,945
Balances resulting from related party transactions with Employers Mutual:		
Reinsurance receivables	**36,355,047**	33,272,405
Prepaid reinsurance premiums	**4,157,055**	4,465,836
Deferred policy acquisition costs	**34,629,429**	34,687,804
Defined benefit retirement plan, prepaid asset	**-**	11,451,758
Other assets	**2,534,076**	2,488,309
Cash	**182,538**	262,963
Accrued investment income	**12,108,129**	11,288,005
Accounts receivable	**23,041**	81,141
Income taxes recoverable	**11,859,539**	3,595,645
Deferred income taxes	**30,819,592**	1,682,597
Goodwill	**941,586**	941,586
Securities lending collateral	**9,322,863**	60,785,148
Total assets	**$ 1,108,098,804**	$ 1,202,713,142

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

	December 31, 2008	2007
LIABILITIES		
Balances resulting from related party transactions with Employers Mutual:		
Losses and settlement expenses	**$ 573,031,853**	$ 551,602,006
Unearned premiums	**154,446,205**	158,156,683
Other policyholders' funds	**6,418,870**	8,273,187
Surplus notes payable	**25,000,000**	25,000,000
Indebtedness to related party	**20,667,196**	5,918,396
Employee retirement plans	**19,331,007**	10,518,351
Other liabilities	**16,964,452**	22,107,379
Securities lending obligation	**9,322,863**	60,785,148
Total liabilities	**825,182,446**	842,361,150
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, authorized 20,000,000 shares; issued and outstanding, 13,267,668 shares in 2008 and 13,777,880 shares in 2007	**13,267,668**	13,777,880
Additional paid-in capital	**95,639,349**	108,030,228
Accumulated other comprehensive income (loss)	**(9,930,112)**	42,961,904
Retained earnings	**183,939,453**	195,581,980
Total stockholders' equity	**282,916,358**	360,351,992
Total liabilities and stockholders' equity	**$ 1,108,098,804**	$ 1,202,713,142

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

All balances presented below, with the exception of investment income, realized investment gains (losses) and income tax expense (benefit), are the result of related party transactions with Employers Mutual.

	Year ended December 31,		
	2008	2007	2006
REVENUES			
Premiums earned	**$ 389,317,798**	$ 393,059,397	$ 391,615,441
Investment income, net	**48,403,373**	48,481,987	46,691,929
Realized investment gains (losses)	**(24,455,539)**	3,723,789	4,252,289
Other income	**626,499**	544,422	526,617
	413,892,131	445,809,595	443,086,276
LOSSES AND EXPENSES			
Losses and settlement expenses	**294,265,293**	247,839,181	228,452,492
Dividends to policyholders	**5,822,521**	7,632,714	8,663,715
Amortization of deferred policy acquisition costs	**87,863,949**	88,730,235	86,565,031
Other underwriting expenses	**33,698,721**	39,330,006	40,019,494
Interest expense	**889,375**	1,111,469	1,112,400
Other expenses	**1,642,326**	2,247,301	1,907,762
	424,182,185	386,890,906	366,720,894
Income (loss) before income tax expense (benefit)	**(10,290,054)**	58,918,689	76,365,382
INCOME TAX EXPENSE (BENEFIT)			
Current	**(8,048,404)**	15,426,959	21,423,901
Deferred	**(536,277)**	1,013,695	1,394,377
	(8,584,681)	16,440,654	22,818,278
Net income (loss)	**$ (1,705,373)**	$ 42,478,035	$ 53,547,104
Net income (loss) per common share -basic and diluted	**$ (0.13)**	$ 3.09	$ 3.91
Average number of common shares outstanding -basic and diluted	**13,534,147**	13,762,663	13,710,953

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,		
	2008	2007	2006
Net income (loss)	**$ (1,705,373)**	$ 42,478,035	$ 53,547,104
OTHER COMPREHENSIVE INCOME (LOSS)			
Change in unrealized holding gains (losses) on investment securities, before deferred income tax expense (benefit)	**(80,021,357)**	19,061,343	9,896,320
Deferred income tax expense (benefit)	**(28,007,475)**	6,671,470	3,463,712
	(52,013,882)	12,389,873	6,432,608
Reclassification adjustment for realized investment (gains) losses included in net income (loss), before income tax (expense) benefit	**24,455,539**	(3,720,964)	(4,252,289)
Income tax (expense) benefit	**8,559,439**	(1,302,337)	(1,488,301)
	15,896,100	(2,418,627)	(2,763,988)
Adjustment associated with Employers Mutual's retirement benefit plans, before deferred income tax expense (benefit):			
Net actuarial gain (loss)	**(25,231,745)**	5,865,615	-
Prior service (cost) credit	**(503,910)**	6,527,855	-
Minimum liability	**-**	-	264,823
	(25,735,655)	12,393,470	264,823
Deferred income tax expense (benefit)	**(9,007,478)**	4,337,715	92,688
	(16,728,177)	8,055,755	172,135
Other comprehensive income (loss)	**(52,845,959)**	18,027,001	3,840,755
Total comprehensive income (loss)	**$ (54,551,332)**	$ 60,505,036	$ 57,387,859

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Year ended December 31,		
	2008	2007	2006
COMMON STOCK			
Beginning of year	**$ 13,777,880**	$ 13,741,663	$ 13,642,705
Issuance of common stock through Employers Mutual's stock option plans	**55,351**	36,217	109,511
Repurchase of common stock	**(565,563)**	-	-
Redemption of common stock that was invalidly issued through Employers Mutual's incentive stock option plans	**-**	-	(10,553)
End of year	**13,267,668**	13,777,880	13,741,663
ADDITIONAL PAID-IN CAPITAL			
Beginning of year	**108,030,228**	107,016,563	104,800,407
Issuance of common stock through Employers Mutual's stock option plans	**1,073,485**	812,724	2,243,776
Stock-based compensation expense associated with Employers Mutual's stock option plans	**232,318**	200,941	178,439
Repurchase of common stock	**(13,696,682)**	-	-
Redemption of common stock that was invalidly issued through Employers Mutual's incentive stock option plans	**-**	-	(206,059)
End of year	**95,639,349**	108,030,228	107,016,563
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)			
Beginning of year	**42,961,904**	24,934,903	25,470,039
Change in unrealized gains (losses) on investment securities, net of deferred income taxes	**(36,117,782)**	9,971,246	3,668,620
Adjustments associated with Employers Mutual's retirement benefit plans, net of deferred income taxes:			
Change in funded status	**(16,728,177)**	8,055,755	-
Change in minimum liability	**-**	-	172,135
Adoption of SFAS 158 funded status provision	**-**	-	(4,375,891)
Adoption of SFAS 158 measurement date provision	**(46,057)**	-	-
End of year	**(9,930,112)**	42,961,904	24,934,903
RETAINED EARNINGS			
Beginning of year	**195,581,980**	162,601,193	117,970,012
Adoption of SFAS 158 measurment date provision	**(205,751)**	-	-
Net income (loss)	**(1,705,373)**	42,478,035	53,547,104
Dividends paid to public stockholders ($.72, $.69, $.65 per share in 2008, 2007 and 2006)	**(4,080,949)**	(4,127,246)	(3,857,395)
Dividends paid to Employers Mutual ($.72, $.69, $.65 per share in 2008, 2007 and 2006)	**(5,650,454)**	(5,370,002)	(5,058,528)
End of year	**183,939,453**	195,581,980	162,601,193
Total stockholders' equity	**$ 282,916,358**	$ 360,351,992	$ 308,294,322

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	**$ (1,705,373)**	$ 42,478,035	$ 53,547,104
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Balances resulting from related party transactions with Employers Mutual:			
Losses and settlement expenses	**21,429,847**	3,054,024	4,496,921
Unearned premiums	**(3,710,478)**	2,502,884	(5,039,489)
Other policyholders' funds	**(1,854,317)**	952,651	1,961,420
Indebtedness to related party	**14,748,800**	(12,702,955)	(1,277,978)
Employee retirement plans	**(5,899,941)**	1,596,649	(4,651,920)
Reinsurance receivables	**(3,082,642)**	4,533,164	8,566,518
Prepaid reinsurance premiums	**308,781**	341,986	38,262
Commission payable	**(2,391,417)**	(1,936,492)	357,467
Interest payable	**116,875**	(339,900)	-
Deferred policy acquisition costs	**58,375**	(1,025,396)	443,809
Stock-based compensation plans	**232,318**	97,734	377,294
Other, net	**(2,914,152)**	1,706,128	252,985
Accrued investment income	**(820,124)**	75,809	(430,768)
Accrued income tax:			
Current	**(8,232,206)**	(1,706,709)	(7,533,451)
Deferred	**(536,277)**	1,013,695	1,394,377
Realized investments (gains) losses	**24,455,539**	(3,723,789)	(4,252,289)
Accounts receivable	**58,100**	123,905	6,549
Amortization of premium/discount on fixed maturity securities	**422,783**	820,215	757,287
	32,389,864	(4,616,397)	(4,533,006)
Net cash provided by operating activities	**$ 30,684,491**	$ 37,861,638	$ 49,014,098

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

	Year ended December 31,		
	2008	2007	2006
CASH FLOWS FROM INVESTING ACTIVITIES			
Maturities of fixed maturity securities held-to-maturity	**$ 102,708**	$ 5,046,674	$ 14,100,900
Purchases of fixed maturity securities available-for-sale	**(334,445,914)**	(176,793,575)	(84,283,253)
Disposals of fixed maturity securities available-for-sale	**329,392,042**	146,978,045	39,838,361
Purchases of equity securities available-for-sale	**(49,809,546)**	(70,986,257)	(58,996,632)
Disposals of equity securities available-for-sale	**47,903,365**	53,730,914	51,785,819
Purchases of other long-term investments	**-**	-	(300,000)
Disposals of other long-term investments	**35,014**	450,215	4,017,364
Net (purchases) sales of short-term investments	**(1,077,773)**	23,427,342	(8,534,183)
Net cash used in investing activities	**(7,900,104)**	(18,146,642)	(42,371,624)
CASH FLOWS FROM FINANCING ACTIVITIES			
Balances resulting from related party transactions with Employers Mutual:			
Issuance of common stock through Employers Mutual's stock option plans	**1,128,836**	848,941	2,353,287
Redemption of common stock that was invalidly issued through Employers Mutual's incentive stock option plans	**-**	-	(216,612)
Dividends paid to Employers Mutual	**(5,650,454)**	(5,370,002)	(5,058,528)
Redemption of surplus note	**-**	(11,000,000)	-
Repurchase of common stock	**(14,262,245)**	-	-
Dividends paid to public stockholders	**(4,080,949)**	(4,127,246)	(3,857,395)
Net cash used in financing activities	**(22,864,812)**	(19,648,307)	(6,779,248)
NET INCREASE (DECREASE) IN CASH	**(80,425)**	66,689	(136,774)
Cash at the beginning of the year	**262,963**	196,274	333,048
Cash at the end of the year	**$ 182,538**	$ 262,963	$ 196,274
Income taxes paid	**$ 172,823**	$ 17,125,274	$ 28,957,352
Interest paid	**$ 782,402**	$ 1,459,964	$ 1,119,663

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

EMC Insurance Group Inc., a 59 percent owned subsidiary of Employers Mutual Casualty Company (Employers Mutual), is an insurance holding company with operations in property and casualty insurance and reinsurance. Both commercial and personal lines of insurance are written, with a focus on medium-sized commercial accounts. Approximately 36 percent of the premiums written are in Iowa and contiguous states. The term "Company" is used interchangeably to describe EMC Insurance Group Inc. (Parent Company only) and EMC Insurance Group Inc. and its subsidiaries.

The Company's subsidiaries include EMCASCO Insurance Company, Illinois EMCASCO Insurance Company, Dakota Fire Insurance Company, EMC Reinsurance Company and EMC Underwriters, LLC.

The consolidated financial statements have been prepared on the basis of U.S. generally accepted accounting principles (GAAP), which differ in some respects from those followed in reports to insurance regulatory authorities. All significant inter-company balances and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Property and Casualty Insurance and Reinsurance Operations

Property and casualty insurance premiums are recognized as revenue ratably over the terms of the respective policies. Unearned premiums are calculated on the daily pro rata method. Both domestic and foreign assumed reinsurance premiums are recognized as revenues ratably over the terms of the contract period. Amounts paid as ceded reinsurance premiums are reported as prepaid reinsurance premiums and are amortized over the remaining contract period in proportion to the amount of reinsurance protection provided. Reinsurance reinstatement premiums are recognized in the same period as the loss event that gave rise to the reinstatement premiums.

Acquisition costs consisting of commissions, premium taxes and other underwriting expenses that vary with and are directly related to the production of business have been deferred and are being amortized as premium revenue is recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and settlement expenses and certain other costs expected to be incurred as the premium is earned.

Certain commercial lines of business, primarily workers' compensation, are eligible for policyholder dividends in accordance with provisions of the underlying insurance policies. Net premiums written subject to policyholder dividends represented approximately 63 percent of the Company's total net premiums written in 2008. Policyholder dividends are accrued over the terms of the underlying policies.

Liabilities for losses are based upon case-basis estimates of reported losses supplemented with bulk case loss reserves, estimates of unreported losses based upon prior experience adjusted for current trends, and estimates of losses expected to be paid under assumed reinsurance contracts. Liabilities for settlement expenses are provided by estimating expenses expected to be incurred in settling the claims provided for in the loss reserves. Changes in estimates are reflected in current operating results (see note 4).

Ceded reinsurance amounts with nonaffiliated reinsurers relating to reinsurance receivables for paid and unpaid losses and settlement expenses and prepaid reinsurance premiums are reported on the balance sheet on a gross basis. Amounts ceded to Employers Mutual relating to the affiliated reinsurance pooling agreement (see note 2) have not been grossed up because the contracts provide that receivables and payables may be offset upon settlement.

Based on current information, the liabilities for losses and settlement expenses are considered to be adequate. Since the provisions are necessarily based on estimates, the ultimate liability may be more or less than such provisions.

Investments

Securities classified as held-to-maturity are purchased with the intent and ability to be held to maturity and are carried at amortized cost. Unrealized holding gains and losses on securities held-to-maturity are not reflected in the financial statements. All other securities have been classified as securities available-for-sale and are carried at fair value, with unrealized holding gains and losses reported as accumulated other comprehensive income in stockholders' equity, net of deferred income taxes. Other long-term investments represent minor ownership interests in limited partnerships and limited liability companies and are carried at cost. Short-term investments represent money market funds, U.S. Treasury bills and commercial paper that are carried at cost, which approximates fair value.

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company adopted the requirements of SFAS 157 effective January 1, 2008, which resulted in additional disclosures, but no impact on operating results. In October 2008, the FASB issued Staff Position No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market For That Asset Is Not Active," which clarifies the application of SFAS 157 in a market that is not active. FAS 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. Adoption of FAS 157-3 did not have any effect on the consolidated financial position or operating results of the Company.

The Company uses independent pricing sources to obtain the estimated fair value of securities. The fair value is based on quoted market prices, where available. In cases where quoted market prices are not available, the fair value is based on a variety of valuation techniques depending on the type of investment. The fair values obtained from independent pricing sources are reviewed for reasonableness and any discrepancies are investigated for final valuation (see note 8).

Premiums and discounts on fixed maturity securities are amortized over the life of the security as an adjustment to yield using the effective interest method. Gains and losses realized on the disposition of investments are included in net income. The cost of investments sold is determined on the specific identification method using the highest cost basis first. Included in investments at December 31, 2008 and 2007 are securities on deposit with various regulatory authorities as required by law amounting to $11,692,234 and $12,984,532, respectively.

The Company regularly monitors its investments that have a fair value that is less than the carrying value for indications of "other-than-temporary" impairment. Several factors are used to determine whether the carrying value of an individual security has been "other-than-temporarily" impaired. Such factors include, but are not limited to, the security's value and performance in the context of the overall markets, length of time and extent the security's fair value has been below carrying value, key corporate events, collateralization of fixed maturity securities, and the Company's ability and intent to hold securities in an unrealized loss position until recovery or maturity. When a security is deemed "other-than-temporarily" impaired, the carrying value is reduced to fair value and a realized loss is recognized and charged to income.

The Company participates in a securities lending program administered by Mellon Bank, N.A. whereby certain fixed maturity securities from the investment portfolio are loaned to other institutions for short periods of time. The Company receives a fee for each security loaned out under this program and requires initial collateral equal to 102 percent of the fair value of the loaned securities. The collateral is primarily cash, but other forms of collateral are occasionally accepted, including letters of credit or U.S. Treasury securities. The cash collateral is invested in a Delaware business trust that is managed by Mellon Bank. In this trust, cash collateral funds of the Company are pooled with cash collateral funds of other security lenders administered by Mellon Bank, and these funds are invested in securities with high credit quality standards, maturity restrictions, and liquidity levels consistent with the short-term nature of securities lending transactions. The acceptable investments include time deposits, commercial paper, floating rate notes, asset-backed floating rate notes, and repurchase agreements. The earnings from this trust are used, in part, to pay the fee the Company receives for each security loaned under the program. The Company has a slight risk of a minor loss associated with the collateral pool if the aggregate fair value of the collateral pool were to decline below the aggregate liability represented by the collateral, assuming all securities loaned and backed by the collateral pool were returned.

Income Taxes

The Company files a consolidated Federal income tax return with its subsidiaries. Consolidated income taxes/benefits are allocated among the entities based upon separate tax liabilities.

Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and the reported amounts of those assets and liabilities for financial reporting purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Income tax expense provisions increase or decrease in the same period in which a change in tax rates is enacted. A valuation allowance is established to reduce deferred tax assets to their net realizable value if it is "more likely than not" that a tax benefit will not be realized.

On January 1, 2007, the Company adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48") which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standard (SFAS) No. 109 "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance for de-recognition of tax positions, financial statement classification, interest and penalties, accounting in interim periods, disclosure, and transition. Adoption of FIN 48 had no effect on the operating results of the Company during 2008 or 2007, as an assessment of the Company's current tax positions indicated no uncertainties that would warrant different recognition and valuation from that applied in the Company's tax returns.

Stock-Based Compensation

The Company has no stock-based compensation plans of its own; however, Employers Mutual has several stock plans that utilize the common stock of the Company. The Company receives the current fair value for all shares issued under these plans. The Company recognizes compensation expense for options granted as the requisite service period is rendered, with the compensation expense based on the fair value of the stock options. Employers Mutual also has a stock appreciation rights (SAR) agreement in effect with an executive officer of the Company. The SAR agreement is based upon the market price of the Company's common stock, and because it will be settled in cash, it is considered to be a liability-classified award.

Employee Retirement Plans

Effective December 31, 2006, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." SFAS 158 required recognition of the funded status of defined benefit retirement and other postretirement plans as a net asset or liability on the balance sheet, the recognition of future changes in the funded status of the plans to be recognized through "other comprehensive income," and enhanced disclosure. The initial recognition of the funded status was reflected as an adjustment to the ending balance of "accumulated other comprehensive income" at December 31, 2006. In addition, SFAS 158 included a requirement, which is effective for fiscal years ending after December 15, 2008, to measure the plans' assets and obligations as of the end of the employer's fiscal year. SFAS 158 provides two approaches to measure the adjustment from a previously reported non-fiscal year-end measurement date to a fiscal year-end measurement date, both of which require the adjustment be recorded to beginning retained earnings and "accumulated other comprehensive income", as applicable. SFAS 158 does not change the method of calculating the net periodic cost that existed under previous guidance. Effective January 1, 2008, the Company elected to apply the approach under which the Company's previous November 1, 2007 measurement date was used to obtain the adjustment for the two month transition period. As a result, on January 1, 2008, the Company recorded a $205,751 decrease to retained earnings and a $46,057 decrease to "accumulated other comprehensive income" to record the net periodic cost associated with the two month transition period.

Foreign Currency Transactions

Included in the underlying reinsurance business assumed by Employers Mutual are reinsurance transactions conducted with foreign cedants denominated in their local functional currencies. In accordance with the terms of the quota share agreement (see note 2), the reinsurance subsidiary assumes all foreign currency exchange gains/losses associated with contracts incepting on January 1, 2006 and thereafter that are subject to the quota share agreement. The assets and liabilities resulting from these foreign reinsurance transactions are reported in U.S. dollars based on the foreign currency exchange rates that existed at the balance sheet dates. The gains/losses reported in the consolidated statements of income that resulted from these foreign reinsurance transactions are reported in U.S. dollars measured at the foreign currency exchange rates that existed at the inception of each reinsurance contract. The foreign currency exchange rate gains/losses resulting from these re-measurements to U.S. dollars are reported as other income/expense in the consolidated statements of income.

Net Income Per Share - Basic and Diluted

The Company's basic and diluted net income per share is computed by dividing net income by the weighted average number of common shares outstanding during each period. As previously noted, the Company receives the current fair value for all shares issued under Employers Mutual's stock plans. As a result, the Company had no potential common shares outstanding during 2008, 2007 and 2006 that would have been dilutive to the calculation of net income per share.

Goodwill

Goodwill represents the excess of cost over the fair value of net assets of acquired subsidiaries. Goodwill is not amortized, but is subject to annual impairment testing to determine if the carrying value of the goodwill exceeds the estimated fair value of net assets. If the carrying amount of the subsidiary (including goodwill) exceeds the computed fair value, an impairment loss is recognized through earnings equal to the excess amount, but not greater than the balance of the goodwill. An annual impairment test is completed in the fourth quarter of each year and goodwill was not deemed to be impaired in 2008, 2007 or 2006.

New Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS 159 permits reporting entities to choose, at specified election dates, to measure eligible items at fair value (the "fair value option"). The unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. As it relates to the Company's financial reporting, the Company would be permitted to elect fair value recognition of fixed maturity and equity investments currently classified as either available-for-sale or held-to-maturity, and report the unrealized gains and losses from these investments in earnings going forward. Electing the fair value option for an existing held-to-maturity security will not call into question the intent of an entity to hold other fixed maturity securities to maturity in the future. The provisions of this statement are effective beginning with the first fiscal year that begins after November 15, 2007. The Company adopted the requirements of SFAS 159 effective January 1, 2008, but did not elect the fair value option. Therefore, adoption of this statement had no effect on the operating results of the Company.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) "Business Combinations". This statement replaces SFAS No. 141 "Business Combinations," however it retains the fundamental requirements of SFAS No. 141 in that the acquisition method of accounting (referred to as "purchase method" in SFAS 141) be used for all business combinations. SFAS 141 (revised) is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Adoption of this statement is not expected to have any effect on the consolidated financial position or operating results of the Company.

2. AFFILIATION AND TRANSACTIONS WITH AFFILIATES

Property and Casualty Insurance Subsidiaries

The Company's three property and casualty insurance subsidiaries and two subsidiaries and an affiliate of Employers Mutual are parties to reinsurance pooling agreements with Employers Mutual (collectively the "pooling agreement"). Under the terms of the pooling agreement, each company cedes to Employers Mutual all of its insurance business, with the exception of any voluntary reinsurance business assumed from nonaffiliated insurance companies, and assumes from Employers Mutual an amount equal to its participation in the pool. All premiums, losses, settlement expenses, and other underwriting and administrative expenses, excluding the voluntary reinsurance business assumed by Employers Mutual from nonaffiliated insurance companies, are prorated among the parties on the basis of participation in the pool. Employers Mutual negotiates reinsurance agreements that provide protection to the pool and each of its participants, including protection against losses arising from catastrophic events. The aggregate participation of the Company's property and casualty insurance subsidiaries is 30 percent.

Operations of the pool give rise to inter-company balances with Employers Mutual, which are settled on a quarterly basis. The investment and income tax activities of the pool participants are not subject to the pooling agreement. The pooling agreement provides that Employers Mutual will make up any shortfall or difference resulting from an error in its systems and/or computational processes that would otherwise result in the required restatement of the pool participants' financial statements.

The purpose of the pooling agreement is to spread the risk of an exposure insured by any of the pool participants among all the companies. The pooling agreement produces a more uniform and stable underwriting result from year to year for all companies in the pool than might be experienced individually. In addition, each company benefits from the capacity of the entire pool, rather than being limited to policy exposures of a size commensurate with its own assets, and from the wide range of policy forms, lines of insurance written, rate filings and commission plans offered by each of the companies.

Reinsurance Subsidiary

The Company's reinsurance subsidiary assumes a 100 percent quota share portion of Employers Mutual's assumed reinsurance business, exclusive of certain reinsurance contracts. This includes all premiums and related losses, settlement expenses, and other underwriting and administrative expense of this business, subject to a maximum loss of $2,000,000 per event, with the cost of this protection treated as a reduction to the assumed premiums written. The reinsurance subsidiary does not directly reinsure any of the insurance business written by Employers Mutual or the other pool participants; however, the reinsurance subsidiary assumes reinsurance business from the Mutual Reinsurance Bureau (MRB) pool and this pool provides a small amount of reinsurance protection to the EMC Insurance Companies. As a result, the reinsurance subsidiary's assumed exposures include a small portion of the EMC Insurance Companies' direct business, after ceded reinsurance protections purchased by the MRB pool are applied. In addition, the reinsurance subsidiary does not reinsure any "involuntary" facility or pool business that Employers Mutual assumes pursuant to state law. Operations of the quota share agreement give rise to inter-company balances with Employers Mutual, which are settled on a quarterly basis. The investment and income tax activities of the reinsurance subsidiary are not subject to the quota share agreement.

Under the terms of the quota share agreement, the reinsurance subsidiary receives reinstatement premium income that is collected by Employers Mutual from the ceding companies when reinsurance coverage is reinstated after a loss event; however, the cap on losses assumed per event contained in the quota share agreement is automatically reinstated without cost. This arrangement can produce unusual underwriting results for the reinsurance subsidiary when a large event occurs because the reinstatement premium income received by the reinsurance subsidiary may approximate, or even exceed, the amount of losses retained.

Premiums assumed by the reinsurance subsidiary from Employers Mutual amounted to $73,617,740, $71,002,733 and $66,268,178 in 2008, 2007 and 2006, respectively. It is customary in the reinsurance business for the assuming company to compensate the ceding company for the acquisition expenses incurred in the generation of the business. Commissions paid by the reinsurance subsidiary to Employers Mutual amounted to $15,766,979, $17,386,129 and $15,650,305 in 2008, 2007 and 2006, respectively.

Employers Mutual retains 10.5 percent of the gross assumed premiums written subject to cession to the reinsurance subsidiary as compensation for the $2,000,000 cap on losses assumed per event, which totaled $8,636,718, $8,329,929 and $7,774,480 in 2008, 2007 and 2006, respectively. In 2005, the reinsurance subsidiary paid for the outside reinsurance protection Employers Mutual purchased to protect itself from catastrophic losses on the assumed reinsurance business it retained in excess of the cap, excluding reinstatement premiums. The reinsurance subsidiary's premiums earned for 2006 reflect a reduction of $508,333 associated with the runoff of the unearned premium on the outside reinsurance protection purchased in 2005, which expired on April 30, 2006. Employers Mutual retained losses and settlement expenses in excess of the $2,000,000 cap totaling $11,195,887 in 2008, ($52,664) in 2007 and $1,029,236 in 2006. The reinsurance subsidiary assumes all foreign currency exchange gain/loss associated with contracts incepting on January 1, 2006 and thereafter that are subject to the quota share agreement. The net foreign currency exchange gain (loss) assumed by the reinsurance subsidiary was $256,606 in 2008, ($512,281) in 2007 and ($61,055) in 2006.

As a result of regulatory changes in Germany, Employers Mutual ceased being an approved reinsurer in Germany beginning January 1, 2009. To avoid the loss of approximately $5,000,000 of assumed reinsurance business because of this regulatory change, management determined that the Company's reinsurance subsidiary will begin writing this business on a direct basis (outside the quota share agreement) effective January 1, 2009. Since this business will be written outside the quota share agreement, it will not be subject to the $2,000,000 cap on losses per event. Management has determined that this business has a low risk of generating losses above $2,000,000 per event and has therefore elected to not purchase stand-alone reinsurance coverage for these risks.

Services Provided by Employers Mutual

Employers Mutual provides various services to all of its subsidiaries and affiliates. Such services include data processing, claims, financial, actuarial, legal, auditing, marketing and underwriting. Employers Mutual allocates a portion of the cost of these services to its subsidiaries that do not participate in the pooling agreement based upon a number of criteria, including usage of the services and the number of transactions. The remaining costs are charged to the pooling agreement and each pool participant shares in the total cost in accordance with its pool participation percentage. Costs allocated to the Company by Employers Mutual for services provided to the holding company and its subsidiaries that do not participate in the pooling agreement amounted to $2,643,930, $2,314,211 and $2,081,688 in 2008, 2007 and 2006, respectively. Costs allocated to the Company through the operation of the pooling agreement amounted to $63,887,041, $66,646,772 and $68,369,409 in 2008, 2007 and 2006, respectively.

Investment expenses are based on actual expenses incurred by the Company plus an allocation of other investment expenses incurred by Employers Mutual, which is based on a weighted average of total invested assets and number of investment transactions. Investment expenses allocated to the Company by Employers Mutual amounted to $1,464,337, $1,455,808 and $1,310,193 in 2008, 2007 and 2006, respectively.

3. REINSURANCE

The parties to the pooling agreement cede insurance business to other insurers in the ordinary course of business for the purpose of limiting their maximum loss exposure through diversification of their risks. In its consolidated financial statements, the Company treats risks to the extent they are reinsured as though they were risks for which the Company is not liable. Insurance ceded by the pool participants does not relieve their primary liability as the originating insurers. Employers Mutual evaluates the financial condition of the reinsurers of the parties to the pooling agreement and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize exposure to significant losses from reinsurer insolvencies.

As of December 31, 2008, reinsurance ceded to two nonaffiliated reinsurers aggregated $18,464,015, which represents a significant portion of the total prepaid reinsurance premiums and reinsurance receivables for losses and settlement expenses. These amounts reflect the property and casualty insurance subsidiaries' aggregate pool participation percentage of amounts ceded by Employers Mutual to these organizations on a mandatory basis. Credit risk associated with these amounts is minimal, as all companies participating in these organizations are responsible for the liabilities of such organizations on a pro rata basis.

The effect of reinsurance on premiums written and earned, and losses and settlement expenses incurred, for the three years ended December 31, 2008 is presented below.

	Year ended December 31,		
	2008	2007	2006
Premiums written			
Direct	**$ 225,800,262**	$ 209,843,738	$ 191,515,607
Assumed from nonaffiliates	**2,363,372**	3,140,966	3,414,423
Assumed from affiliates	**407,621,565**	417,765,859	408,950,067
Ceded to nonaffiliates	**(23,379,828)**	(25,651,328)	(26,112,282)
Ceded to affiliates	**(225,800,262)**	(209,843,738)	(191,515,607)
Net premiums written	**$ 386,605,109**	$ 395,255,497	$ 386,252,208
Premiums earned			
Direct	**$ 216,190,918**	$ 203,150,361	$ 188,426,941
Assumed from nonaffiliates	**2,518,711**	3,343,646	3,697,564
Assumed from affiliates	**410,487,696**	415,709,061	414,068,427
Ceded to nonaffiliates	**(23,688,609)**	(25,993,310)	(26,150,550)
Ceded to affiliates	**(216,190,918)**	(203,150,361)	(188,426,941)
Net premiums earned	**$ 389,317,798**	$ 393,059,397	$ 391,615,441
Losses and settlement expenses incurred			
Direct	**$ 167,303,334**	$ 107,713,031	$ 95,639,897
Assumed from nonaffiliates	**2,119,545**	2,332,368	2,545,606
Assumed from affiliates	**301,850,234**	251,873,620	233,284,454
Ceded to nonaffiliates	**(9,704,486)**	(6,366,807)	(7,377,568)
Ceded to affiliates	**(167,303,334)**	(107,713,031)	(95,639,897)
Net losses and settlement expenses incurred	**$ 294,265,293**	$ 247,839,181	$ 228,452,492

Effective January 1, 2006 the board of directors of the MRB pool approved the admission of two new assuming companies to the pool. This reduced Employers Mutual's participation in the pool from a one-third share to an approximate one-fifth share (one company is only assuming property exposures). The premiums written assumed from affiliates and net premiums written amounts for 2006 include a negative $3,440,024 portfolio adjustment which serves as an offset to the decrease in unearned premiums recognized in connection with this change in pool participation.

4. LIABILITY FOR LOSSES AND SETTLEMENT EXPENSES

The following table sets forth a reconciliation of beginning and ending reserves for losses and settlement expenses of the Company. Amounts presented are on a net basis, with a reconciliation of beginning and ending reserves to the gross amounts presented in the consolidated financial statements.

	Year ended December 31,		
	2008	2007	2006
Gross reserves at beginning of year	**$ 551,602,006**	$ 548,547,982	$ 544,051,061
Re-valuation due to foreign currency exchange rates	**(597,023)**	(190,027)	-
Ceded reserves at beginning of year	**(31,878,286)**	(35,608,811)	(42,650,556)
Net reserves at beginning of year	**519,126,697**	512,749,144	501,400,505
Incurred losses and settlement expenses			
Provision for insured events of the current year	**329,573,313**	286,577,209	270,368,747
Decrease in provision for insured events of prior years	**(35,308,020)**	(38,738,028)	(41,916,255)
Total incurred losses and settlement expenses	**294,265,293**	247,839,181	228,452,492
Payments			
Losses and settlement expenses attributable to insured events of the current year	**133,469,612**	104,196,419	92,061,399
Losses and settlement expenses attributable to insured events of prior years	**140,127,250**	137,265,209	125,042,454
Total payments	**273,596,862**	241,461,628	217,103,853
Net reserves at end of year	**539,795,128**	519,126,697	512,749,144
Ceded reserves at end of year	**33,009,340**	31,878,286	35,608,811
Gross reserves at end of year, before foreign currency re-valuation	**572,804,468**	551,004,983	548,357,955
Re-valuation due to foreign currency exchange rates	**227,385**	597,023	190,027
Gross reserves at end of year	**$ 573,031,853**	$ 551,602,006	$ 548,547,982

Underwriting results of the Company are significantly influenced by the estimates of loss and settlement expense reserves. Changes in reserve estimates are reflected in operating results in the year such changes are recorded. Both the property and casualty insurance and reinsurance segments experienced favorable development on prior years' reserves in all three years presented.

2008 Development

For the property and casualty insurance segment, the December 31, 2008 estimate of loss and settlement expense reserves for accident years 2007 and prior decreased $21,564,256 from the estimate at December 31, 2007. This decrease represents 5.3 percent of the December 31, 2007 gross carried reserves and is primarily attributed to lower than expected emergence during 2008 of losses estimated to have been incurred but not reported (IBNR) at December 31, 2007, as well as favorable development in settlement costs and continued favorable development from the final settlement of closed claims.

For the reinsurance segment, the December 31, 2008 estimate of loss and settlement expense reserves for accident years 2007 and prior decreased $13,743,764 from the estimate at December 31, 2007. This decrease represents 9.7 percent of the December 31, 2007 gross carried reserves and is largely attributed to the 2005, 2006 and 2007 accident years in the HORAD book of business.

2007 Development

For the property and casualty insurance segment, the December 31, 2007 estimate of loss and settlement expense reserves for accident years 2006 and prior decreased $27,976,811 from the estimate at December 31, 2006. This decrease represents 6.8 percent of the December 31, 2006 gross carried reserves and is primarily attributed to the final settlement of closed claims.

For the reinsurance segment, the December 31, 2007 estimate of loss and settlement expense reserves for accident years 2006 and prior decreased $10,761,217 from the estimate at December 31, 2006. This decrease represents 7.8 percent of the December 31, 2006 gross carried reserves and is largely attributed to the 2004, 2005 and 2006 accident years in the HORAD book of business.

2006 Development

For the property and casualty insurance segment, the December 31, 2006 estimate of loss and settlement expense reserves for accident years 2005 and prior decreased $32,255,312 from the estimate at December 31, 2005. This decrease represents 7.9 percent of the December 31, 2005 gross carried reserves and is primarily attributed to the final settlement of closed claims.

For the reinsurance segment, the December 31, 2006 estimate of loss and settlement expense reserves for accident years 2005 and prior decreased $9,660,943 from the estimate at December 31, 2005. This decrease represents 7.2 percent of the December 31, 2005 gross carried reserves and is largely attributed to the 2004 and 2005 accident years in the HORAD book of business.

5. ASBESTOS AND ENVIRONMENTAL RELATED CLAIMS

The Company has exposure to asbestos and environmental related claims associated with the insurance business written by the parties to the pooling agreement and the reinsurance business assumed from Employers Mutual by the reinsurance subsidiary. These exposures are not considered to be significant. Asbestos and environmental losses paid by the Company have averaged only $713,103 per year over the past five years. Reserves for asbestos and environmental related claims for direct insurance and assumed reinsurance business totaled $6,853,100 and $7,433,535 ($6,788,975 and $7,400,162 net of reinsurance) at December 31, 2008 and 2007, respectively.

At present, the pool participants are defending approximately 800 asbestos bodily injury lawsuits, some of which involve multiple plaintiffs. Three former policyholders and one current policyholder dominate the pool participants' asbestos claims. Most of the defenses are subject to express reservation of rights based upon the lack of an injury within the applicable policy periods, because many asbestos lawsuits do not specifically allege dates of asbestos exposure or dates of injury. During 2003, the pool participants were presented with several hundred plaintiff lawsuits (primarily multi-plaintiff lawsuits) filed against three former policyholders representing approximately 66,500 claimants related to exposure to asbestos or products containing asbestos. These claims are based upon nonspecific asbestos exposure and nonspecific injuries. As a result, management did not establish a significant amount of case loss reserves associated with these claims. During 2006, 2007 and 2008, several of the multi-plaintiff lawsuits (including the vast majority of those associated with one former policyholder) were dismissed. As of December 31, 2008, approximately 2,500 of the claims remain open. During 2006, the pool participants received notice that another former policyholder was a named defendant in approximately 33,000 claims nationwide. As of December 31, 2008, approximately 27,000 of these claims remain open.

Prior to 2008, actual losses paid for asbestos-related claims had been minimal due to the plaintiffs' failure to identify an exposure to any asbestos-containing product associated with the pool participants' current and former policyholders. However, paid losses increased significantly during 2008 as a result of claims attributed to two former policyholders. One of these former policyholders, a broker of various products, including asbestos, had a claim settle for approximately $450,000 (the Company's share). Prior to 2008, the asbestos exposure associated with this former policyholder had been thought to be relatively small. At December 31, 2008, one additional claim associated with this former policyholder remains pending, though similar exposure on that claim is not anticipated. The other former policyholder, a furnace manufacturer, had multiple claims settle for a total of approximately $354,000 (the Company's share). The asbestos exposure associated with this former policyholder increased during 2008, and this trend may possibly continue into the future with higher per plaintiff settlements. Approximately 125 asbestos exposure claims associated with this former policyholder remain open. Defense costs for asbestos-related claims continue to be rather significant due to the large number of parties involved in the litigation proceedings and the length of time required to obtain judgments. Whenever possible, the pool participants have participated in cost sharing agreements with other insurance companies to reduce overall asbestos claim expenses. The Company believes its settlement expense reserve adequately provides for these projected expenses.

Estimating loss and settlement expense reserves for asbestos and environmental claims is very difficult due to the many uncertainties surrounding these types of claims. These uncertainties exist because the assignment of responsibility varies widely by state and claims often emerge long after a policy has expired, which makes assignment of damages to the appropriate party and to the time period covered by a particular policy difficult. In establishing reserves for these types of claims, management monitors the relevant facts concerning each claim, the current status of the legal environment, social and political conditions, and claim history and trends within the Company and the industry.

6. STATUTORY INFORMATION AND DIVIDEND RESTRICTIONS

The Company's insurance subsidiaries are required to file financial statements with state regulatory authorities. The accounting principles used to prepare these statutory financial statements follow prescribed or permitted accounting practices that differ from GAAP. Prescribed statutory accounting principles include state laws, regulations and general administrative rules issued by the state of domicile, as well as a variety of publications and manuals of the National Association of Insurance Commissioners (NAIC). Permitted accounting practices encompass all accounting practices not prescribed, but allowed by the state of domicile. The Company's insurance subsidiaries had no permitted accounting practices during 2008, 2007 and 2006.

Statutory surplus of the Company's insurance subsidiaries was $284,492,170 and $344,259,890 at December 31, 2008 and 2007, respectively. Statutory net income (loss) of the Company's insurance subsidiaries was ($3,961,799), $47,304,097 and $57,701,796 for 2008, 2007 and 2006, respectively.

The NAIC utilizes a risk-based capital model to help state regulators assess the capital adequacy of insurance companies and identify insurers that are in, or are perceived as approaching, financial difficulty. This model establishes minimum capital needs based on the risks applicable to the operations of the individual insurer. The risk-based capital requirements for property and casualty insurance companies measure three major areas of risk: asset risk, credit risk and underwriting risk. Companies having less statutory surplus than required by the risk-based capital requirements are subject to varying degrees of regulatory scrutiny and intervention, depending on the severity of the inadequacy. At December 31, 2008, the Company's insurance subsidiaries had total adjusted statutory capital of $284,492,170, which is well in excess of the minimum risk-based capital requirement of $53,674,121.

The amount of retained earnings of the Company's insurance subsidiaries available for distribution as dividends are limited by law to a percentage of the statutory unassigned surplus of each of the subsidiaries as of the previous December 31, as determined in accordance with accounting practices prescribed by insurance regulatory authorities of the state of domicile of each subsidiary. Subject to this limitation, the maximum dividend that may be paid within a 12 month period without prior approval of the insurance regulatory authorities is generally restricted to the greater of 10 percent of statutory surplus as regards policyholders as of the preceding December 31, or net income of the preceding calendar year on a statutory basis, not greater than earned statutory surplus. At December 31, 2008, $28,449,217 was available for distribution to the Company in 2009 without prior approval.

7. SEGMENT INFORMATION

The Company's operations consist of a property and casualty insurance segment and a reinsurance segment. The property and casualty insurance segment writes both commercial and personal lines of insurance, with a focus on medium-sized commercial accounts. The reinsurance segment provides reinsurance for other insurers and reinsurers. The segments are managed separately due to differences in the insurance products sold and the business environment in which they operate. The accounting policies of the segments are described in note 1, Summary of Significant Accounting Policies.

Summarized financial information for the Company's segments is as follows:

Year ended December 31, 2008	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	$ 315,598,049	$ 73,719,749	$ -	$ 389,317,798
Underwriting loss	(26,817,043)	(5,515,643)	-	(32,332,686)
Net investment income	36,329,609	11,912,452	161,312	48,403,373
Realized investment losses	(16,811,900)	(7,643,639)	-	(24,455,539)
Other income	626,499	-	-	626,499
Interest expense	889,375	-	-	889,375
Other expenses	568,848	(256,599)	1,330,077	1,642,326
Loss before income tax benefit	$ (8,131,058)	$ (990,231)	$ (1,168,765)	$ (10,290,054)
Assets	$ 850,336,068	$ 254,075,728	$ 283,633,097	$ 1,388,044,893
Eliminations	-	-	(279,905,123)	(279,905,123)
Reclassifications	(40,966)	-	-	(40,966)
Net assets	$ 850,295,102	$ 254,075,728	$ 3,727,974	$ 1,108,098,804

Year ended December 31, 2007	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	$ 320,836,066	$ 72,223,331	$ -	$ 393,059,397
Underwriting gain	2,189,628	7,337,633	-	9,527,261
Net investment income	36,000,281	12,267,193	214,513	48,481,987
Realized investment gains	3,460,933	262,856	-	3,723,789
Other income	544,422	-	-	544,422
Interest expense	772,500	338,969	-	1,111,469
Other expenses	776,020	519,771	951,510	2,247,301
Income (loss) before income tax expense (benefit)	$ 40,646,744	$ 19,008,942	$ (736,997)	$ 58,918,689
Assets	$ 938,521,914	$ 262,548,077	$ 360,915,377	$ 1,561,985,368
Eliminations	-	-	(358,953,822)	(358,953,822)
Reclassifications	(12,107)	(306,297)	-	(318,404)
Net assets	$ 938,509,807	$ 262,241,780	$ 1,961,555	$ 1,202,713,142

Year ended December 31, 2006	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	$ 318,416,718	$ 73,198,723	$ -	$ 391,615,441
Underwriting gain	22,401,468	5,513,241	-	27,914,709
Net investment income	34,310,739	12,116,726	264,464	46,691,929
Realized investment gains	4,026,538	225,751	-	4,252,289
Other income	526,617	-	-	526,617
Interest expense	772,500	339,900	-	1,112,400
Other expenses	1,065,324	61,055	781,383	1,907,762
Income (loss) before income tax expense (benefit)	$ 59,427,538	$ 17,454,763	$ (516,919)	$ 76,365,382

The following table displays the net premiums earned of the property and casualty insurance segment and the reinsurance segment for the three years ended December 31, 2008, by line of insurance.

	Year ended December 31,		
	2008	2007	2006
Property and casualty insurance segment			
Commercial lines:			
Automobile	**$ 68,931,452**	$ 71,707,064	$ 71,467,542
Property	**61,312,130**	61,800,450	61,428,919
Workers' compensation	**65,233,460**	63,198,459	60,393,515
Liability	**68,265,379**	71,135,884	69,499,230
Other	**8,960,806**	8,562,606	8,221,362
Total commercial lines	**272,703,227**	276,404,463	271,010,568
Personal lines:			
Automobile	**22,838,791**	23,462,308	25,118,055
Property	**19,434,328**	20,320,952	21,656,438
Liability	**621,703**	648,343	631,657
Total personal lines	**42,894,822**	44,431,603	47,406,150
Total property and casualty insurance	**$ 315,598,049**	$ 320,836,066	$ 318,416,718
Reinsurance segment			
Pro rata reinsurance:			
Property and casualty	**$ 8,710,942**	$ 9,940,681	$ 10,900,235
Property	**18,236,058**	14,894,538	13,087,674
Crop	**4,208,882**	3,741,830	4,259,551
Casualty	**1,334,915**	1,725,814	1,435,813
Marine/Aviation	**615,602**	478,684	2,962,231
Total pro rata reinsurance	**33,106,399**	30,781,547	32,645,504
Excess-of-loss reinsurance:			
Property	**29,385,844**	30,281,252	28,071,206
Casualty	**11,220,250**	11,166,094	12,452,208
Surety	**7,256**	(5,562)	29,805
Total excess-of-loss reinsurance	**40,613,350**	41,441,784	40,553,219
Total reinsurance	**$ 73,719,749**	$ 72,223,331	$ 73,198,723
Consolidated	**$ 389,317,798**	$ 393,059,397	$ 391,615,441

8. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount and the estimated fair value of the Company's financial instruments is summarized below.

	Carrying amount	Estimated fair value
December 31, 2008		
Assets:		
Fixed maturity securities:		
Held-to-maturity	**$ 534,759**	**$ 572,852**
Available-for-sale	**821,818,887**	**821,818,887**
Equity securities available-for-sale	**88,372,207**	**88,372,207**
Short-term investments	**54,373,082**	**54,373,082**
Other long-term investments	**66,974**	**66,974**
Securities lending collateral	**9,322,863**	**9,322,863**
Liabilities:		
Surplus notes	**25,000,000**	**23,290,761**
Securities lending obligation	**9,322,863**	**9,322,863**
December 31, 2007		
Assets:		
Fixed maturity securities:		
Held-to-maturity	$ 636,969	$ 688,728
Available-for-sale	844,247,952	844,247,952
Equity securities available-for-sale	139,427,726	139,427,726
Short-term investments	53,295,310	53,295,310
Other long-term investments	101,988	101,988
Securities lending collateral	60,785,148	60,785,148
Liabilities:		
Surplus notes	25,000,000	21,577,551
Securities lending obligation	60,785,148	60,785,148

The estimated fair value of fixed maturity securities, equity securities, short-term investments, securities lending collateral and securities lending obligation is based on quoted market prices, where available. In cases where quoted market prices are not available, fair values are based on a variety of valuation techniques depending on the type of security.

Other long-term investments, consisting primarily of holdings in limited partnerships and limited liability companies, are valued by the various fund managers. In management's opinion, these values reflect fair value at December 31, 2008 and 2007.

The fair value of the surplus notes is estimated using discounted cash flow analysis based on the Company's current incremental borrowing rate for similar debt obligations.

As previously discussed, the Company adopted SFAS 157 on January 1, 2008. SFAS 157 applies to all assets and liabilities that are measured and reported on a fair value basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes the following fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.

Level 3 - Prices or valuation techniques that require significant unobservable inputs. The unobservable inputs may reflect the Company's own assumptions about the assumptions that market participants would use.

The Company uses an independent pricing source to obtain the estimated fair value of a majority of its securities. The fair value is based on quoted market prices, where available. This is typically the case for equity securities and short-term investments, which are accordingly classified as Level 1 fair value measurements. In cases where quoted market prices are not available, fair value is based on a variety of valuation techniques depending on the type of security. Many of the fixed maturity securities in the Company's portfolio do not trade on a daily basis; however, observable inputs are utilized in their valuations, and these securities are therefore classified as Level 2 fair value measurements. Following is a brief description of the various pricing techniques used for different asset classes.

- U.S. Treasury securities (including bonds, notes, and bills) are priced according to a number of live data sources, including active market makers and inter-dealer brokers. Prices from these sources are reviewed based on the sources' historical accuracy for individual issues and maturity ranges.
- U.S. government-sponsored agencies and corporate securities (including fixed-rate corporate bonds, medium-term notes, and retail notes) are priced by determining a bullet (non-call) spread scale for each issuer for maturities going out to forty years. These spreads represent credit risk and are obtained from the new issue market, secondary trading, and dealer quotes. An option adjusted spread model is incorporated to adjust spreads of issues that have early redemption features. The final spread is then added to the U.S. Treasury curve. For notes with odd coupon payment dates, a cash discounting yield/price routine calculates prices from final yields.
- Obligations of states and political subdivisions are priced by tracking and analyzing actively quoted issues and trades reported by the Municipal Securities Rulemaking Board (MSRB). Municipal bonds with similar characteristics are grouped together into market sectors, and internal yield curves are constructed daily for these sectors. Individual bond evaluations are extrapolated from these sectors, with the ability to make individual spread adjustments for attributes such as discounts, premiums, alternative minimum tax, and/or whether or not the bond is callable.
- Mortgage-backed securities are priced with models using spreads and other information solicited from Wall Street buy- and sell-side sources, including primary and secondary dealers, portfolio managers, and research analysts, to produce pricing for each tranche. To determine a tranche's price, first the cash flow for each tranche is generated (using consensus prepayment speed assumptions including, as appropriate, a proprietary prepayment projection based on historical statistics of the underlying collateral), then a benchmark yield is determined (in relation to the U.S. Treasury curve for the maturity corresponding to the tranche's average life estimate), and finally collateral performance and tranche level attributes are incorporated to adjust the benchmark yield to determine the tranche-specific spread. This is then used to discount the cash flows to generate the price. When cash flows or other security structure or market information is not available to appropriately price a security, broker quotes may be used with a zero spread bid-side valuation, resulting in the same values for the mean and ask prices.

On a quarterly basis, the Company receives from its independent pricing service a list of fixed maturity securities that were priced solely from broker quotes. Since this is not an observable input, any fixed maturity security in the Company's portfolio that is on this list is classified as a Level 3 fair value measurement. At January 1, 2008, one of the Company's fixed maturity securities (Continental Airlines) was on this list and was reported at the fair value provided by the independent pricing service ($696,561). This security was subsequently priced by the independent pricing service using observable inputs (as described above), and was transferred from the Level 3 fair value measurement category to the Level 2 fair value measurement category on March 31, 2008.

A small number of the Company's securities are not priced by the independent pricing service. These securities are reported as Level 3 fair value measurements, since no reliable observable inputs are used in their valuations. The largest of these investments is the Class B shares of Insurance Services Office Inc. (ISO). Prior to the fourth quarter of 2008, the Company reported this investment at the fair value obtained from the Securities Valuation Office (SVO) of the NAIC. The SVO establishes a per share price for ISO Class B shares by averaging all Class B trades during the past year and reviewing the quarterly valuations of the Class A shares produced by a nationally recognized independent firm (the Class B shares were assigned a 40 percent marketability discount from the fair value of the Class A shares). The SVO valuation is typically performed twice a year, and resulted in a fair value of $10,180,245 for the Class B shares held by the Company at December 31, 2007. During the fourth quarter of 2008, the Company modified the valuation process for this investment by implementing a 20 percent marketability discount from the fair value of the Class A shares. This reduction in the marketability discount was implemented in recognition of a Form S-1 filing made by ISO with the Securities and Exchange Commission during 2008 in preparation for a planned initial public offering. At the completion of the initial public offering, ISO will continue to have two classes of stock; however, there will be a defined conversion plan that will result in all Class B shares being converted into Class A shares within 30 months. As a result, the marketability discount associated with the Class B shares will be well below the 20 percent discount utilized by the Company at year-end. In addition, the Company has a commitment from ISO that the offering price for the initial public offering will not be less than the fair value of the shares as determined by the nationally recognized independent firm. Applying a 20 percent marketability discount to the third quarter valuation of the Class A shares performed by the nationally recognized independent firm resulted in a fair value of $14,965,502 for the Class B shares. The other equity security included in the Level 3 fair value measurement category continues to be reported at the fair value obtained from the SVO. The SVO establishes a per share price for this security based on an annual review of that company's financial statements. This review is typically performed during the second quarter, and resulted in a fair value for the shares held by the Company of $3,641 at December 31, 2008 and $6,719 at December 31, 2007.

The remaining three securities not priced by the Company's independent pricing service during 2008 were fixed maturity securities. One of the fixed maturity securities was classified as a Level 3 fair value measurement and was carried at its amortized cost of $46,795 at December 31, 2007. This security matured during 2008. The other two fixed maturity securities are classified as Level 2 fair value measurements and are carried at aggregate fair values of $7,162,662 at December 31, 2008 and $8,610,855 at December 31, 2007. The fair values for these two fixed maturity securities were obtained from the Company's investment custodian using an independent pricing service which utilizes similar pricing techniques as the Company's independent pricing service.

The estimated fair values obtained from the independent pricing sources are reviewed by the Company for reasonableness and any discrepancies are investigated for final valuation. For fixed maturity securities, this includes comparing valuations from the independent pricing source, the Company's investment custodian, the SVO, and an analytical service for fixed maturity securities. For equity securities, a similar comparison is done between the valuations from the independent pricing service, the Company's investment custodian, and the SVO. From these comparisons, material variances are identified and resolved to determine the final valuation used in the financial statements.

The Company's fixed maturity and equity securities available-for-sale, as well as short-term investments, are measured at fair value on a recurring basis. No assets or liabilities are currently measured at fair value on a non-recurring basis. Presented in the table below are the Company's assets that are measured at fair value on a recurring basis, as of December 31, 2008.

Description	Total	Fair value measurements at December 31, 2008 using: Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Fixed maturity securities available-for-sale	$ 821,818,887	$ -	$ 821,818,887	$ -
Equity securities available-for-sale	88,372,207	73,403,064	-	14,969,143
Short-term investments	54,373,082	54,373,082	-	-
	$ 964,564,176	$ 127,776,146	$ 821,818,887	$ 14,969,143

Presented in the table below is a reconciliation of the assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2008. Any unrealized gains or losses on these securities would be recognized in other comprehensive income. Any gains or losses from disposals or impairments of these securities would be reported as realized investment gains or losses in net income.

	Fair value measurements using significant unobservable inputs (Level 3): Fixed maturity securities available-for-sale	Equity securities available-for-sale	Total
Balance at January 1, 2008	$ 743,356	$ 10,186,964	$ 10,930,320
Total unrealized gains included in other comprehensive income (loss)	-	4,782,179	4,782,179
Purchases, issuances and settlements	(46,795)	-	(46,795)
Transfers out of Level 3	(696,561)	-	(696,561)
Balance at December 31, 2008	$ -	$ 14,969,143	$ 14,969,143

9. INVESTMENTS

Investments of the Company's insurance subsidiaries are subject to the insurance laws of the state of their incorporation. These laws prescribe the kind, quality and concentration of investments that may be made by insurance companies. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks and real estate mortgages. The Company believes that it is in compliance with these laws.

During the second quarter of 2008, management evaluated and implemented a new investment strategy targeting high-quality residential mortgage-backed securities. This investment strategy, which is being administered by Harris Investment Management, Inc., was designed to take advantage of the liquidity-induced market dislocation that existed in the securitized residential mortgage marketplace and targeted AAA rated residential mortgage-backed securities (no securities backed by subprime mortgages were purchased). The investments have been diversified with respect to key risk factors (such as vintage, originator and geography), have an average duration of 5 to 7 years, and have projected yields of approximately 7 to 8 percent. The Company also holds a small amount of seasoned Government National Mortgage Association securities. The total carrying value of these residential mortgage-backed securities as of December 31, 2008 was $39,555,993 ($4,052,528 of which is Government National Mortgage Association securities).

The amortized cost and estimated fair value of securities held-to-maturity and available-for-sale as of December 31, 2008 and 2007 are as follows.

December 31, 2008	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Securities held-to-maturity:				
Fixed maturity securities:				
Mortgage-backed securities	$ 534,759	$ 38,093	$ -	$ 572,852
Total securities held-to-maturity	$ 534,759	$ 38,093	$ -	$ 572,852
Securities available-for-sale:				
Fixed maturity securities:				
U.S. treasury securities	$ 4,730,985	$ 442,062	$ -	5,173,047
U.S. government-sponsored agencies	282,152,396	3,410,866	682,890	284,880,372
Obligations of states and political subdivisions	301,326,007	7,291,171	8,525,393	300,091,785
Mortgage-backed securities	72,497,406	2,940,094	6,069,297	69,368,203
Public utilities	6,001,887	-	193,965	5,807,922
Debt securities issued by foreign governments	6,600,964	8,261	57,342	6,551,883
Corporate securities	156,921,051	3,061,380	10,036,756	149,945,675
Total fixed maturity securities	830,230,696	17,153,834	25,565,643	821,818,887
Equity securities:				
Common stocks	65,525,666	21,563,962	5,146,521	81,943,107
Non-redeemable preferred stocks	9,500,000	-	3,070,900	6,429,100
Total equity securities	75,025,666	21,563,962	8,217,421	88,372,207
Total securities available-for-sale	$ 905,256,362	$ 38,717,796	$ 33,783,064	$ 910,191,094

December 31, 2007	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Securities held-to-maturity:				
Fixed maturity securities:				
Mortgage-backed securities	$ 636,969	$ 51,759	$ -	$ 688,728
Total securities held-to-maturity	$ 636,969	$ 51,759	$ -	$ 688,728
Securities available-for-sale:				
Fixed maturity securities:				
U.S. treasury securities	$ 4,723,156	$ 259,891	$ -	$ 4,983,047
U.S. government-sponsored agencies	448,848,928	4,515,757	12,500	453,352,185
Obligations of states and political subdivisions	250,021,827	9,639,535	32,587	259,628,775
Mortgage-backed securities	10,240,502	202,895	12,639	10,430,758
Public utilities	6,002,621	350,413	-	6,353,034
Debt securities issued by foreign governments	6,756,377	137,978	-	6,894,355
Corporate securities	98,734,172	3,948,154	76,528	102,605,798
Total fixed maturity securities	825,327,583	19,054,623	134,254	844,247,952
Equity securities:				
Common stocks	73,847,545	44,406,455	685,974	117,568,026
Non-redeemable preferred stocks	24,000,000	240,000	2,380,300	21,859,700
Total equity securities	97,847,545	44,646,455	3,066,274	139,427,726
Total securities available-for-sale	$ 923,175,128	$ 63,701,078	$ 3,200,528	$ 983,675,678

The large decline in U.S. government-sponsored agency securities is due to a significant amount of call activity that occurred during 2008 as a result of the declining interest rate environment. The proceeds from these called securities were initially invested in short-term securities, until suitable long-term investment opportunities could be identified.

The following table sets forth the estimated fair value and gross unrealized losses associated with investment securities that were in an unrealized loss position as of December 31, 2008 and 2007, listed by length of time the securities have been in an unrealized loss position.

December 31, 2008	Less than twelve months		Twelve months or longer		Total	
Description of securities	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. government-sponsored agencies	$ 87,086,543	$ 682,890	$ -	$ -	$ 87,086,543	$ 682,890
Obligations of states and political subdivisions	158,396,837	8,405,003	997,842	120,390	159,394,679	8,525,393
Mortgage-backed securities	44,564,568	6,069,297	-	-	44,564,568	6,069,297
Public utilities	5,807,922	193,965	-	-	5,807,922	193,965
Debt securities issued by foreign governments	5,543,901	57,342	-	-	5,543,901	57,342
Corporate securities	89,031,063	10,036,756	-	-	89,031,063	10,036,756
Subtotal, fixed maturity securities	390,430,834	25,445,253	997,842	120,390	391,428,676	25,565,643
Common stocks	27,767,270	5,146,521	-	-	27,767,270	5,146,521
Non-redeemable preferred stocks	1,215,000	285,000	5,214,100	2,785,900	6,429,100	3,070,900
Subtotal, equity securities	28,982,270	5,431,521	5,214,100	2,785,900	34,196,370	8,217,421
Total temporarily impaired securities	$ 419,413,104	$ 30,876,774	$ 6,211,942	$ 2,906,290	$ 425,625,046	$ 33,783,064

December 31, 2007	Less than twelve months		Twelve months or longer		Total	
Description of securities	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. government-sponsored agencies	$ 4,987,500	$ 12,500	$ -	$ -	$ 4,987,500	$ 12,500
Obligations of states and political subdivisions	3,091,035	32,587	-	-	3,091,035	32,587
Mortgage-backed securities	-	-	2,985,020	12,639	2,985,020	12,639
Corporate securities	-	-	12,546,437	76,528	12,546,437	76,528
Subtotal, fixed maturity securities	8,078,535	45,087	15,531,457	89,167	23,609,992	134,254
Common stocks	19,871,014	685,974	-	-	19,871,014	685,974
Non-redeemable preferred stocks	11,619,700	2,380,300	-	-	11,619,700	2,380,300
Subtotal, equity securities	31,490,714	3,066,274	-	-	31,490,714	3,066,274
Total temporarily impaired securities	$ 39,569,249	$ 3,111,361	$ 15,531,457	$ 89,167	$ 55,100,706	$ 3,200,528

Unrealized losses on fixed maturity securities totaled $25,565,643 at December 31, 2008 and were primarily associated with three different sectors: financial, municipal and mortgage-backed securities. These sectors experienced a widening of risk premium spreads over U.S. Treasuries relative to other credit sectors. All but three of these securities (Great Lakes Chemical Corporation, American Airlines and US Freightways Corporation) are considered investment grade by credit rating agencies. Because the Company has both the ability and intent to hold these fixed maturity securities until maturity, it was determined that the carrying value of these securities was not "other-than-temporarily" impaired at December 31, 2008.

All of the Company's preferred stock holdings are perpetual preferred stocks. The Company evaluates perpetual preferred stocks for "other-than-temporary" impairment similar to fixed maturity securities since they have debt-like characteristics such as periodic cash flows in the form of dividends and call features, are rated similar to debt securities and are priced like other long-term callable fixed maturity securities. There was no evidence of any credit deterioration in the issuers of the preferred stocks and the Company has both the ability and intent to hold these preferred stocks until recovery; therefore, it was determined that the carrying value of these securities was not "other-than-temporarily" impaired at December 31, 2008.

The unrealized losses on common stocks at December 31, 2008 are not concentrated in a particular sector or an individual security. The Company believes the unrealized losses on common stocks are primarily due to general fluctuations in the equity markets and did not consider these securities to be "other-than-temporarily" impaired at December 31, 2008.

The amortized cost and estimated fair value of fixed maturity securities at December 31, 2008, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Amortized cost	Estimated fair value
Securities held-to-maturity:		
Due in one year or less	$ -	$ -
Due after one year through five years	-	-
Due after five years through ten years	-	-
Due after ten years	-	-
Mortgage-backed securities	**534,759**	**572,852**
Totals	**$ 534,759**	**$ 572,852**
Securities available-for-sale:		
Due in one year or less	**$ 21,195,429**	**$ 20,911,416**
Due after one year through five years	**69,073,361**	**67,824,787**
Due after five years through ten years	**77,958,648**	**79,380,371**
Due after ten years	**589,505,852**	**584,334,110**
Mortgage-backed securities	**72,497,406**	**69,368,203**
Totals	**$ 830,230,696**	**$ 821,818,887**

A summary of realized investment gains and losses is as follows:

	Year ended December 31,		
	2008	2007	2006
Fixed maturity securities held-to-maturity: (1)			
Gross realized investment gains	$ -	$ 2,825	$ -
Gross realized investment losses	-	-	-
Fixed maturity securities available-for-sale:			
Gross realized investment gains	**272,522**	217,805	489,813
Gross realized investment losses	-	-	-
Equity securities available-for-sale:			
Gross realized investment gains	**9,433,726**	8,369,378	7,751,897
Gross realized investment losses	**(3,240,928)**	(3,589,641)	(3,239,567)
"Other-than-temporary" impairments	**(30,920,859)**	(1,276,578)	(749,854)
Totals	**$ (24,455,539)**	$ 3,723,789	$ 4,252,289

(1) Investment gains realized on fixed maturity securities held-to-maturity are the result of calls and prepayments.

The amounts reported as "other-than-temporary" impairments on equity securities available-for-sale reflect the impairment of 40 equity securities for the year ended December 31, 2008, compared to 14 equity securities for the year ended December 31, 2007 and 12 equity securities for the year ended December 31, 2006. The large amount of impairment losses recognized during 2008 is a result of the severe and prolonged turmoil in the financial markets, and includes $14,904,000 of losses recognized on the perpetual preferred stocks of Freddie Mac and Fannie Mae when these companies were placed under conservatorship by the U.S. government.

A summary of net investment income is as follows:

	Year ended December 31,		
	2008	2007	2006
Interest on fixed maturity securities	**$ 44,419,493**	$ 47,127,235	$ 45,119,600
Dividends on equity securities	**2,933,835**	2,475,860	1,871,420
Interest on short-term investments	**2,690,427**	316,674	789,114
Interest on long-term investments	**42,649**	102,208	383,195
Fees from securities lending	**166,926**	160,560	41,408
Total investment income	**50,253,330**	50,182,537	48,204,737
Investment expenses	**(1,849,957)**	(1,700,550)	(1,512,808)
Net investment income	**$ 48,403,373**	$ 48,481,987	$ 46,691,929

The large increase in interest income on short-term securities is the result of a significant amount of call activity on U.S. government-sponsored agency securities during 2008 due to the declining interest rate environment. The proceeds from these called securities were initially invested in short-term securities, until suitable long-term investment opportunities could be identified.

A summary of net changes in unrealized holding gains (losses) on securities available-for-sale is as follows:

	Year ended December 31,		
	2008	2007	2006
Fixed maturity securities	**$ (27,332,178)**	$ 9,198,634	$ (2,566,988)
Deferred income tax expense (benefit)	**(9,566,262)**	3,219,523	(898,447)
Total fixed maturity securities	**(17,765,916)**	5,979,111	(1,668,541)
Equity securities	**(28,233,640)**	6,141,745	8,211,019
Deferred income tax expense (benefit)	**(9,881,774)**	2,149,610	2,873,858
Total equity securities	**(18,351,866)**	3,992,135	5,337,161
Total available-for-sale securities	**$ (36,117,782)**	$ 9,971,246	$ 3,668,620

10. INCOME TAXES

Temporary differences between the consolidated financial statement carrying amount and tax basis of assets and liabilities that give rise to significant portions of the deferred income tax asset at December 31, 2008 and 2007 are as follows:

	Year ended December 31,	
	2008	2007
Loss reserve discounting	**$ 20,473,247**	$ 20,539,636
Unearned premium reserve limitation	**10,521,601**	10,905,126
Retirement benefits	**6,861,481**	3,635,488
"Other-than-temporarily" impaired securities held	**4,084,848**	90,418
Other policyholders' funds payable	**2,246,605**	2,895,615
Other, net	**1,832,351**	2,274,869
Total deferred income tax asset	**46,020,133**	40,341,152
Deferred policy acquisition costs	**(12,120,300)**	(12,140,731)
Net unrealized holding gains on investment securities	**(1,727,156)**	(21,175,193)
Retirement benefits	**-**	(4,008,116)
Other, net	**(1,353,085)**	(1,334,515)
Total deferred income tax liability	**(15,200,541)**	(38,658,555)
Net deferred income tax asset	**$ 30,819,592**	$ 1,682,597

Based upon anticipated future taxable income and consideration of all other available evidence, management believes that it is "more likely than not" that the Company's net deferred income tax asset will be realized.

The actual income tax expense (benefit) for the years ended December 31, 2008, 2007 and 2006 differed from the "expected" income tax expense (benefit) for those years (computed by applying the United States federal corporate tax rate of 35 percent to income (loss) before income tax expense (benefit)) as follows:

	Year ended December 31,		
	2008	2007	2006
Computed "expected" income tax expense (benefit)	**$ (3,601,519)**	$ 20,621,541	$ 26,727,884
Increases (decreases) in tax resulting from:			
Tax-exempt interest income	**(5,012,548)**	(4,277,856)	(4,329,114)
Proration of tax-exempt interest and dividends received deduction	**861,198**	732,062	717,217
Other, net	**(831,812)**	(635,093)	(297,709)
Income tax expense (benefit)	**$ (8,584,681)**	$ 16,440,654	$ 22,818,278

Comprehensive income tax expense (benefit) included in the consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 is as follows:

	Year ended December 31,		
	2008	2007	2006
Income tax expense (benefit) on:			
Operations	**$ (8,584,681)**	$ 16,440,654	$ 22,818,278
Change in unrealized holding gains (losses) on investment securities	**(19,448,036)**	5,369,133	1,975,411
Adjustment for retirement benefit plans:			
Pension plans	**(8,196,274)**	1,343,840	-
Postretirement benefit plans	**(811,204)**	2,993,875	-
Minimum pension liability	**-**	-	92,688
Comprehensive income tax expense (benefit)	**(37,040,195)**	26,147,502	24,886,377
Adoption of SFAS No. 158 funded status provision:			
Pension plans	-	-	(1,623,653)
Postretirement benefit plans	-	-	(732,595)
Adoption of SFAS No. 158 measurement date provision:			
Pension plans	**11,321**	-	-
Postretirement benefit plans	**(36,121)**	-	-
Income tax expense (benefit) reflected in accumulated other comprehensive income (loss)	**$ (37,064,995)**	$ 26,147,502	$ 22,530,129

The Company had no provision for uncertain tax positions at December 31, 2008 or 2007. During 2007, the Company recognized a $34,736 underpayment penalty relating to its December 31, 2006 U.S. federal tax return. The Company did not recognize any interest or other penalties related to U.S. federal or state income taxes during 2008 or 2007. It is the Company's accounting policy to reflect income tax penalties as other expense, and interest as interest expense.

The Company files U.S. federal tax returns, along with various states income tax returns. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2005.

11. SURPLUS NOTES

The Company's property and casualty insurance subsidiaries have $25,000,000 of surplus notes issued to Employers Mutual. Effective February 1, 2008, the interest rate on these surplus notes was increased from 3.09 percent to 3.60 percent. Future reviews of the interest rate will be conducted by the Inter-Company Committees of the Boards of Directors of the Company and Employers Mutual every five years. Payment of interest and repayment of principal can only be made out of the applicable subsidiary's statutory surplus and is subject to prior approval by the insurance commissioner of the respective state of domicile. The surplus notes are subordinate and junior in right of payment to all obligations or liabilities of the applicable insurance subsidiaries. Prior to December 31, 2007, the Company's reinsurance subsidiary had $11,000,000 of surplus notes issued to Employers Mutual. These surplus notes were redeemed in the fourth quarter of 2007, along with accrued interest. Total interest expense incurred on these surplus notes was $889,375, $1,111,469 and $1,112,400 in 2008, 2007 and 2006, respectively. At December 31, 2008, EMCASCO Insurance Company and Illinois EMCASCO Insurance Company had received approval for the payment of interest accrued on the surplus notes during 2008, while Dakota Fire Insurance Company had not received the necessary approval.

12. EMPLOYEE RETIREMENT PLANS

Employers Mutual has various employee benefit plans, including a defined benefit retirement plan (pension) and a supplemental retirement plan. Employers Mutual also has two postretirement benefit plans that provide retiree healthcare and life insurance coverage. Although the Company has no employees of its own, it is responsible for its share of the expenses and related prepaid assets and liabilities of these plans under the terms of the pooling agreement and the cost allocation methodologies applicable to subsidiaries that do not participate in the pooling agreement (see note 2). Accordingly, the Company's consolidated balance sheets reflect the Company's share of the total plans' prepaid assets and liabilities.

Employers Mutual's pension plan covers substantially all of its employees. The plan is funded by employer contributions and provides benefits under two different formulas, depending on an employee's age and date of service. Benefits generally vest after three years of service (five years of service prior to January 1, 2008) or the attainment of 55 years of age. This change in the vesting requirement, which is reflected as a plan amendment at December 31, 2007, increased the pension benefit obligation of the plan by $307,631 ($92,026 as the Company's portion). It is Employers Mutual's funding policy to make contributions that meet minimum regulatory funding requirements plus additional amounts as determined by management.

Employers Mutual's supplemental retirement plan provides retirement benefits for a select group of management and highly-compensated employees. This plan enables select employees to receive retirement benefits without the limit on compensation imposed on qualified defined benefit pension plans by the Internal Revenue Service (IRS) and to recognize compensation that has been deferred in the determination of retirement benefits. The plan is unfunded and benefits generally vest after three years of service (five years of service prior to January 1, 2008).

Employers Mutual also offers postretirement benefit plans which provide certain health care and life insurance benefits for retired employees. Substantially all of its employees may become eligible for those benefits if they reach normal retirement age and have attained the required length of service while working for Employers Mutual. The health care postretirement plan requires contributions from participants and contains certain cost sharing provisions such as coinsurance and deductibles. The life insurance plan is noncontributory. The benefits provided under both plans are subject to change.

Employers Mutual maintains a Voluntary Employee Beneficiary Association (VEBA) trust which accumulates funds for the payment of postretirement health care and life insurance benefits. Contributions to the VEBA trust are used to fund the accumulated postretirement benefit obligation, as well as pay current year benefits.

Effective January 1, 2008, Employers Mutual increased the minimum retirement age and length of service requirements to receive the full employer contribution amount in the postretirement health care benefit plan. This change did not affect current retirees. The Company also increased the level of coverage and service requirements for its postretirement life insurance benefit plan. These changes, which are reflected as plan amendments at December 31, 2007, decreased the postretirement benefits obligation by $23,656,946 ($6,487,939 as the Company's portion).

The following table sets forth the funded status of Employers Mutual's pension and postretirement benefit plans as of December 31, 2008 and 2007, based upon measurement dates of December 31, 2008 and November 1, 2007, respectively. Effective January 1, 2008, the Company adopted the measurement date provision of SFAS 158 and elected to apply the approach under which the Company's previous November 1, 2007 measurement date was used to obtain the adjustment for the two month transition period. As a result, the 2008 balances reflect fourteen months of activity, whereas the 2007 balances reflect twelve months of activity.

	Pension plans		Postretirement benefit plans	
	2008	2007	**2008**	2007
Change in projected benefit obligation:				
Benefit obligation at beginning of year	**$ 163,554,814**	$ 158,096,519	**$ 65,414,972**	$ 87,962,900
Service cost	**10,157,975**	8,519,444	**3,311,181**	4,828,864
Interest cost	**10,967,962**	8,685,931	**4,667,491**	4,996,419
Actuarial gain	**(2,654,902)**	(1,643,631)	**(1,443,827)**	(6,940,513)
Benefits paid	**(10,749,520)**	(10,411,080)	**(2,230,093)**	(1,775,752)
Medicare subsidy reimbursements	**-**	-	**115,721**	-
Plan amendments	**-**	307,631	**-**	(23,656,946)
Projected benefit obligation at end of year	**171,276,329**	163,554,814	**69,835,445**	65,414,972
Change in plan assets:				
Fair value of plan assets at beginning of year	**195,015,332**	177,988,199	**34,225,479**	29,251,789
Actual return on plan assets	**(64,873,338)**	23,763,608	**(5,264,713)**	2,549,442
Employer contributions	**15,220,834**	3,674,605	**12,700,000**	4,200,000
Benefits paid	**(10,749,520)**	(10,411,080)	**(2,230,093)**	(1,775,752)
Fair value of plan assets at end of year	**134,613,308**	195,015,332	**39,430,673**	34,225,479
Funded status	**(36,663,021)**	31,460,518	**(30,404,772)**	(31,189,493)
Employer contributions	**-**	-	**-**	500,000
Net amount recognized	**$ (36,663,021)**	$ 31,460,518	**$ (30,404,772)**	$ (30,689,493)

The accumulated benefit obligation for the pension plans amounted to $149,414,281 and $142,744,894 at December 31, 2008 and 2007, respectively.

The following tables set forth the amounts recognized in the Company's financial statements as a result of the property and casualty subsidiaries' aggregate 30 percent participation in the pooling agreement and amounts allocated to the reinsurance subsidiary as of December 31, 2008 and 2007:

Amounts recognized in the Company's consolidated balance sheets:

	Pension plans		Postretirement benefit plans	
	2008	2007	**2008**	2007
Defined benefit retirement plan, prepaid asset	**$ -**	$ 11,451,758	**$ -**	$ -
Liability for employee retirement plans	**(11,078,014)**	(2,101,797)	**(8,252,993)**	(8,416,554)
Net amount recognized	**$ (11,078,014)**	$ 9,349,961	**$ (8,252,993)**	$ (8,416,554)

Amounts recognized in the Company's consolidated balance sheets under the caption "accumulated other comprehensive income":

	Pension plans		Postretirement benefit plans	
	2008	2007	**2008**	2007
Net actuarial loss	**$ (23,714,219)**	$ (171,737)	**$ (1,706,642)**	$ (27,140)
Prior service (cost) credit	**(537,475)**	(694,376)	**5,746,510**	6,487,939
Net amount recognized	**$ (24,251,694)**	$ (866,113)	**$ 4,039,868**	$ 6,460,799

During 2009, the Company will amortize $1,937,214 of net actuarial loss and $139,023 of prior service cost associated with the pension plans into net periodic benefit cost. In addition, the Company will amortize $619,217 of prior service credit and $27,205 of net actuarial loss associated with the postretirement benefit plans into net periodic postretirement benefit cost in 2009.

Amounts recognized in the Company's consolidated statements of comprehensive income:

	Pension plans		Postretirement benefit plans	
	2008	2007	**2008**	2007
Net actuarial gain (loss)	**$ (23,552,243)**	$ 3,799,626	**$ (1,679,502)**	$ 2,065,989
Prior service (cost) credit	**134,316**	39,916	**(638,226)**	6,487,939
Net amount recognized	**$ (23,417,927)**	$ 3,839,542	**$ (2,317,728)**	$ 8,553,928

The following table sets forth the projected benefit obligation, accumulated benefit obligation and fair value of plan assets of Employers Mutual's defined benefit and supplemental retirement plans. For 2007, the amounts relate only to the supplemental retirement plan since the defined benefit retirement plan's assets exceeded the accumulated benefit obligation.

	Year ended December 31,	
	2008	2007
Projected benefit obligation	**$ 171,276,329**	$ 6,821,117
Accumulated benefit obligation	**149,414,281**	4,757,019
Fair value of plan assets	**134,613,308**	-

The components of net periodic benefit cost for Employers Mutual's pension and postretirement benefit plans is as follows:

	Year ended December 31,		
	2008	2007	2006
Pension plans:			
Service cost	**$ 8,723,908**	$ 8,519,444	$ 8,508,066
Interest cost	**9,422,592**	8,685,931	8,470,280
Expected return on plan assets	**(14,180,913)**	(12,896,891)	(10,015,275)
Amortization of net actuarial loss	**187,618**	190,365	1,179,058
Amortization of prior service cost	**454,561**	439,727	442,887
Net periodic pension benefit cost	**$ 4,607,766**	$ 4,938,576	$ 8,585,016
Postretirement benefit plans:			
Service cost	**$ 2,838,155**	$ 4,828,864	$ 4,979,577
Interest cost	**4,000,706**	4,996,419	4,945,590
Expected return on plan assets	**(2,029,308)**	(1,923,728)	(1,341,744)
Amortization of net actuarial loss	**-**	-	680,507
Amortization of prior service credit	**(2,131,256)**	-	-
Net periodic postretirement benefit cost	**$ 2,678,297**	$ 7,901,555	$ 9,263,930

Net periodic pension benefit cost allocated to the Company amounted to $1,419,827, $1,514,136 and $2,641,361 in 2008, 2007 and 2006, respectively. Net periodic postretirement benefit cost allocated to the Company for the years ended December 31, 2008, 2007 and 2006 was $752,309, $2,267,348 and $2,656,023, respectively.

The weighted-average assumptions used to measure the benefit obligations are as follows:

	Year ended December 31,	
	2008	2007
Pension plans:		
Discount rate	**6.25%**	6.00%
Rate of compensation increase:		
Defined benefit retirement plan	**4.73%**	4.73%
Supplemental retirement plan	**4.68%**	4.68%
Postretirement benefit plans:		
Discount rate	**6.25%**	6.25%

The weighted-average assumptions used to measure the net periodic benefit cost are as follows:

	Year ended December 31,		
	2008	2007	2006
Pension plans:			
Discount rate	**6.00%**	5.75%	5.75%
Expected long-term rate of return on plan assets	**7.50%**	7.50%	7.50%
Rate of compensation increase:			
Defined benefit retirement plan	**4.73%**	4.73%	4.76%
Supplemental retirement plan	**4.68%**	4.73%	4.80%
Postretirement benefit plans:			
Discount rate	**6.25%**	5.75%	5.75%
Expected long-term rate of return on plan assets	**6.00%**	6.00%	5.00%

The expected long-term rates of return on plan assets were developed considering actual historical results, current and expected market conditions, plan asset mix and management's investment strategy.

	Year ended December 31,	
Assumed health care cost trend rate:	**2008**	2007
Health care cost trend rate assumed for next year	**9.00%**	10.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.00%**	5.00%
Year that the rate reaches the ultimate trend rate	**2012**	2012

The assumed health care cost trend rate has a significant effect on the service and interest cost components of the net periodic benefit cost and the benefit obligation reported for the postretirement benefit plans. A one-percentage-point change in assumed health care cost trend rate would have the following effects:

	One-percentage-point	
	Increase	Decrease
Effect on total of service and interest cost	$ 1,123,626	$ (896,265)
Effect on postretirement benefit obligation	$ 9,395,241	$ (7,637,647)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid from the plans over the next ten years:

	Pension benefits	Postretirement benefits		
		Gross	Medicare subsidy	Net
2009	$ 13,144,185	$ 2,993,287	$ 332,621	$ 2,660,666
2010	14,144,185	3,320,949	389,991	2,930,958
2011	14,544,185	3,642,148	449,457	3,192,691
2012	16,500,000	3,974,332	527,721	3,446,611
2013	17,600,000	4,249,297	602,387	3,646,910
2014 - 2018	87,900,000	25,063,369	4,098,750	20,964,619

The weighted-average asset allocation of Employers Mutual's defined benefit retirement plan as of the measurement dates of December 31, 2008 and November 1, 2007 are as follows:

	Plan Assets	
Asset category:	**2008**	2007
Equity securities	**44.0 %**	72.0 %
Debt securities	**54.0**	19.0
Real estate	**2.0**	9.0
Total	**100.0 %**	100.0 %

During the first ten months of 2008, Employers Mutual retained Principal Financial Advisors, Inc. to manage the asset allocation strategy for its defined benefit retirement plan (herein referred to as Fund Selection Service). The asset allocation strategy and process of the Fund Selection Service consists of a long-term, risk-controlled approach using diversified investment options with a minimal exposure to volatile investment options like derivatives. The long-term strategy of the Fund Selection Service is foremost preserving plan assets from downside market risk, while secondarily out-performing its peers over a full market cycle. The investment process of the Fund Selection Service uses a diversified allocation of equity, debt and real estate exposures that are customized to each plan's cash flow needs.

The Fund Selection Service reviews a plan's assets and liabilities with an emphasis on forecasting a plan's cash flow needs. This forecast calculates the allocation percentage of fixed income assets needed to cover the liabilities of each plan. The model is quantitatively based and evaluates the plan's current assets plus five years of deposit projections and compares it to the current monthly benefit payments and the emerging benefit liabilities for the next ten years. The data for the deposits and emerging liabilities is provided from the plan's actuarial valuation, while the current assets and monthly benefit payment data is provided by the plan administrator.

Effective October 31, 2008, Employers Mutual changed its defined benefit retirement plan administrator from Principal Financial Group to Prudential Financial. In connection with this change in administrator, Employers Mutual retained Global Portfolio Strategies, Inc. to advise on the defined benefit retirement plan asset allocation strategy for 2009.

The weighted-average asset allocation of Employers Mutual's VEBA trust that is used to fund the postretirement benefit plans as of the measurement dates of December 31, 2008 and November 1, 2007 are as follows:

	Plan Assets	
Asset category:	**2008**	2007
Life insurance policies	**29.5 %**	33.1 %
Short-term investments	**42.5**	10.8
Equity securities	**21.0**	41.4
Debt securities	**7.0**	14.7
Total	**100.0 %**	100.0 %

Employers Mutual manages the VEBA trust assets internally. The trust is currently in the funding stage, with contributions sufficiently large enough to cover current year benefits, as well as establish a reserve to fund future benefits. As such, an emphasis is placed on asset accumulation, with current income generation secondary.

Plan assets in Employers Mutual's VEBA trust are primarily invested in universal life insurance policies issued by EMC National Life Company, an affiliate of Employers Mutual. The assets supporting these universal life insurance policies are invested in S&P 500 mutual funds and debt securities and have a guaranteed interest rate of 4.5 percent.

Employers Mutual plans to contribute approximately $25,000,000 to the pension plan and $2,800,000 to the VEBA trust in 2009.

The Company participates in other retirement plans sponsored by Employers Mutual, including its 401(k) Plan and Board and Executive Non-Qualified Excess Plan. The Company's share of expenses for these plans amounted to $1,649,624, $2,015,481 and $1,409,914 in 2008, 2007 and 2006, respectively.

13. STOCK PLANS

The Company has no stock-based compensation plans of its own; however, Employers Mutual has several stock plans which utilize the common stock of the Company. Employers Mutual can provide the common stock required under its plans by: 1) using shares of common stock that it currently owns; 2) purchasing common stock on the open market; or 3) directly purchasing common stock from the Company at the current fair value. Employers Mutual has historically purchased common stock from the Company for use in its stock option plans and its non-employee director stock purchase plan. Employers Mutual generally purchases common stock on the open market to fulfill its obligations under its employee stock purchase plan.

Stock Option Plans

Employers Mutual maintains three separate stock option plans for the benefit of officers and key employees of Employers Mutual and its subsidiaries. A total of 1,000,000 shares of the Company's common stock have been reserved for issuance under the 1993 Employers Mutual Casualty Company Incentive Stock Option Plan (1993 Plan), a total of 1,500,000 shares have been reserved for issuance under the 2003 Employers Mutual Casualty Company Incentive Stock Option Plan (2003 Plan) and a total of 2,000,000 shares have been reserved for issuance under the 2007 Employers Mutual Casualty Company Stock Incentive Plan (2007 Plan).

The 1993 Plan and the 2003 Plan provide for awards of incentive stock options only, while the 2007 Plan provides for the awarding of performance shares, performance units, and other stock-based awards, in addition to qualified (incentive) and non-qualified stock options, stock appreciation rights, restricted stock and restricted stock units. All three plans provide for a ten-year time limit for granting awards. Options can no longer be granted under the 1993 Plan and no additional options will be granted under the 2003 Plan now that Employers Mutual is utilizing the 2007 Plan. Options granted under the plans generally have a vesting period of five years, with options becoming exercisable in equal annual cumulative increments commencing on the first anniversary of the option grant. Option prices cannot be less than the fair value of the common stock on the date of grant.

The Senior Executive Compensation and Stock Option Committee (the "Committee") of Employers Mutual's Board of Directors (the "Board") grants the awards and is the administrator of the plans. The Company's Compensation Committee must consider and approve all awards granted to the Company's senior executive officers.

The Company recognized compensation expense from these plans of $232,318 ($226,624 net of tax), $200,941 (gross and net of tax) and $178,439 (gross and net of tax) in 2008, 2007 and 2006, respectively.

In accordance with IRS regulations, Employers Mutual's incentive stock option plans include a restriction that the aggregate fair value of common stock with respect to which stock options are exercisable for the first time by an option holder may not exceed $100,000 during any calendar year. This restriction, in effect, places a limitation on the number of incentive stock options that can be granted to a participant during any given year. During 2006, Employers Mutual determined that there had been an oversight in the record-keeping for the incentive stock option plans which (1) resulted in the issuance of "invalid" incentive stock options to three of the Company's executive officers in prior years, and (2) precluded the issuance of 2006 incentive stock option grants to these executive officers that had previously been authorized as part of their 2006 compensation arrangements. To rectify the "invalid" stock option issue, Employers Mutual entered into agreements with the three executive officers in 2006 whereby they surrendered a total of 15,647 "invalid" incentive stock options that were still outstanding for a negotiated cash settlement. In addition, Employers Mutual purchased 10,553 shares of the Company's common stock from one of the executive officers who had previously exercised the same number of "invalid" incentive stock options and returned the common stock to the Company for cancellation. The Company reimbursed Employers Mutual for the original issuance price of the cancelled common stock. Additional arrangements were made to compensate the executive officers for the 2006 option grants they did not receive.

During 2008, 221,875 options were granted under the 2007 Plan to eligible participants at a price of $23.467 and 93,415 options were exercised under the plans at prices ranging from $9.25 to $25.455. The 2008 grant includes 42,000 non-qualified options, up to 50 percent of which can be exercised as stock appreciation rights. A summary of the activity under Employers Mutual's stock option plans for 2008, 2007 and 2006 is as follows:

	Year ended December 31,					
	2008		2007		2006	
	Options	Weighted-average exercise price	Options	Weighted-average exercise price	Options	Weighted-average exercise price
Outstanding, beginning of year	**817,268**	**$ 20.37**	741,718	$ 19.23	733,999	$ 16.50
Granted	**221,875**	**23.47**	119,250	25.46	188,175	24.60
Exercised	**(93,415)**	**15.38**	(40,825)	14.25	(155,519)	12.98
Expired	**(13,887)**	**22.80**	(2,875)	24.71	(9,290)	17.90
Forfeited	**(2,125)**	**22.08**	-	-	-	-
Surrendered	**-**	**-**	-	-	(15,647)	18.58
Outstanding, end of year	**929,716**	**$ 21.57**	817,268	$ 20.37	741,718	$ 19.23
Exercisable, end of year	**405,731**	**$ 19.39**	360,064	$ 17.49	263,140	$ 15.26

The weighted average fair value of options granted in 2008, 2007 and 2006 amounted to $2.77, $3.82 and $3.93, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes-Merton option-pricing model and the following weighted-average assumptions:

	Year ended December 31,		
	2008	2007	2006
Dividend yield	**3.07%**	2.67%	2.60%
Expected volatility	**21.0% - 30.1%**	22.2% - 31.4%	18.5% - 23.5%
Weighted-average volatility	**26.09%**	25.64%	22.60%
Risk-free interest rate	**1.45% - 3.17%**	4.32% - 5.01%	4.45% - 4.72%
Expected term (years)	**0.25 - 6.25**	0.25 - 6.25	0.25 - 6.20

The expected term of the options granted in 2008 was estimated using historical data that was adjusted to remove the effect of option exercises prior to the normal vesting period due to the retirement of the option holder. The expected term of options granted to individuals who are, or will be, eligible to retire prior to the completion of the normal vesting period has been adjusted to reflect the potential accelerated vesting period. This produced a weighted-average expected term of 2.79 years.

The expected volatility in the price of the underlying shares for the 2008 option grant was computed by using the historical average high and low monthly prices of the Company's common stock for a period covering 6.25 years, which approximates the average term of the options and produced an expected volatility of 23.2 percent. The expected volatility of options granted to individuals who are, or will be, eligible to retire prior to the completion of the normal vesting period was computed by using the historical average high and low daily, weekly, or monthly prices for the period approximating the expected term of those options. This produced expected volatility ranging from 21.0 percent to 30.1 percent.

At December 31, 2008, the Company's portion of the unrecognized compensation cost associated with option awards issued under Employers Mutual's stock option plans that are not currently vested was $321,614, with a 1.4 year weighted-average period over which the compensation expense is expected to be recognized. A summary of non-vested option activity under Employers Mutual's stock option plans for 2008, 2007 and 2006 is as follows:

	Year ended December 31,								
	2008			2007			2006		
	Options		Weighted-average grant-date fair value	Options		Weighted-average grant-date fair value	Options		Weighted-average grant-date fair value
Non-vested, beginning of year	**457,204**	**$**	**4.09**	478,578	$	4.13	401,540	$	4.19
Granted	**221,875**		**2.77**	119,250		3.82	188,175		3.93
Vested	**(155,094)**		**4.03**	(140,624)		3.99	(97,490)		3.94
Surrendered	**-**		**-**	-		-	(13,647)		4.47
Non-vested, end of year	**523,985**	**$**	**3.55**	457,204	$	4.09	478,578	$	4.13

The Company's portion of the total intrinsic value of options exercised under Employers Mutual's stock option plans was $310,210, $176,344 and $663,524 in 2008, 2007 and 2006, respectively. As stated earlier, under the terms of the pooling and quota share agreements these amounts were paid to Employers Mutual and the Company received the full fair value for all shares issued under these plans. The Company's portion of the total fair value of options that vested in 2008, 2007 and 2006 was $232,318, $200,941 and $178,439, respectively. Additional information relating to options outstanding and options vested (exercisable) at December 31, 2008 is as follows:

	December 31, 2008					
	Options		Weighted-average exercise price		Aggregate intrinsic value	Weighted-average remaining term
Options outstanding	**929,716**	**$**	**21.57**	**$**	**2,374,378**	**6.74**
Options exercisable	**405,731**	**$**	**19.39**	**$**	**1,870,274**	**5.17**

The 1993 Plan and 2003 Plan do not generally generate tax deductions for the Company. The Company did receive a deferred tax benefit for a portion of the March 2008 grant made under the 2007 Plan, however, no options under this grant have vested or been exercised as of December 31, 2008. Therefore, no current tax deductions or cash flow effects have resulted from the application of the provisions of SFAS 123(R) on share-based payment arrangements. The income tax benefit that results from disqualifying dispositions of stock purchased through incentive stock options is deemed immaterial.

Employee Stock Purchase Plan

A total of 500,000 shares of the Company's common stock have been reserved for issuance under the Employers Mutual Casualty Company 1993 Employee Stock Purchase Plan. Any eligible employee who is employed by Employers Mutual on the first day of the month immediately preceding any option period is eligible to participate in the plan. Participants pay 85 percent of the fair market value of the stock on the date of purchase. The plan is administered by the Board of Employers Mutual and the Board has the right to amend or terminate the plan at any time; however, no such amendment or termination shall adversely affect the rights and privileges of participants with unexercised options. This plan was replaced by a new plan during 2008 and the 217,862 shares that were unused as of December 31, 2008 will be de-registered in 2009.

On May 30, 2008, the Company registered 500,000 shares of the Company's common stock for use in the Employers Mutual Casualty Company 2008 Employee Stock Purchase Plan (2008 Plan). The 2008 Plan provides for any eligible employee to participate in the plan by delivering, during the first twenty days of the calendar month preceding the first day of an election period, a payroll deduction authorization to the plan administrator; or making a cash contribution. Participants pay 85 percent of the fair market value of the stock on the date of purchase. The plan is administered by the Board of Employers Mutual and the Board has the right to amend or terminate the plan at any time; however, no such amendment or termination shall adversely affect the rights and privileges of participants with unexercised options. Expenses allocated to the Company in connection with these plans totaled $9,695, $22,643 and $14,724 in 2008, 2007 and 2006, respectively.

During 2008, a total of 19,782 options were exercised at prices ranging from $21.05 to $24.49. Activity under the plan was as follows:

	Year ended December 31,		
	2008	2007	2006
Shares available for purchase, beginning of year	**229,163**	248,449	258,218
Shares registered for use in 2008 plan	**500,000**	-	-
Shares purchased under plans	**(19,782)**	(19,286)	(9,769)
Shares available for purchase, end of year	**709,381**	229,163	248,449

Non-Employee Director Stock Option Plan

A total of 200,000 shares of the Company's common stock have been reserved for issuance under the 2003 Employers Mutual Casualty Company Non-Employee Director Stock Option Plan. All non-employee directors of Employers Mutual and its subsidiaries and affiliates who are not serving on the "Disinterested Director Committee" of the Board of Employers Mutual as of the beginning of an option period are eligible to participate in the plan. Each eligible director can purchase shares of common stock at 75 percent of the fair value of the stock on the option exercise date in an amount equal to a minimum of 25 percent and a maximum of 100 percent of their annual cash retainer. The plan will continue through the option period for options granted at the 2012 annual meetings. The plan is administered by the Disinterested Director Committee of the Board. The Board may amend or terminate the plan at any time; however, no such amendment or termination shall adversely affect the rights and privileges of participants with unexercised options. Expenses allocated to the Company in connection with these plans totaled $27,121, $18,173 and $9,495 in 2008, 2007 and 2006, respectively.

During 2008, a total of 5,160 options were exercised at prices ranging from $18.62 to $20.20. Activity under the plan was as follows:

	Year ended December 31,		
	2008	2007	2006
Shares available for purchase, beginning of year	**181,668**	186,510	187,409
Shares purchased under plan	**(5,160)**	(4,842)	(899)
Shares available for purchase, end of year	**176,508**	181,668	186,510

Dividend Reinvestment Plan

The Company maintains a dividend reinvestment and common stock purchase plan which provides stockholders with the option of reinvesting cash dividends in additional shares of the Company's common stock. Participants may also purchase additional shares of common stock without incurring broker commissions by making optional cash contributions to the plan, and may sell shares of common stock through the plan. Employers Mutual did not participate in this plan in 2008, 2007 or 2006. Activity under the plan was as follows:

	Year ended December 31,		
	2008	2007	2006
Shares available for purchase, beginning of year	**188,973**	195,626	201,034
Shares purchased under plan	**(6,832)**	(6,653)	(5,408)
Shares available for purchase, end of year	**182,141**	188,973	195,626
Range of purchase prices	**$ 20.93**	$ 23.53	$ 20.28
	to	to	to
	$ 29.75	$ 32.75	$ 35.34

Stock Appreciation Right (SAR) agreement

On October 19, 2006, Employers Mutual entered into a stock appreciation rights (SAR) agreement with the Company's Executive Vice President and Chief Operating Officer (Mr. Murray). This SAR agreement is a substitute for an incentive stock option grant Mr. Murray was initially authorized to receive as part of his 2006 compensation arrangement, but was not issued to him due to certain limitations contained in Employers Mutual's incentive stock option plan. The grant-date fair value of this award was $546,300. Because the SAR agreement will be settled in cash, it is considered to be a liability-classified award under SFAS 123(R). As a result, the value of this agreement must be re-measured at fair value at each financial statement reporting date, subject to a minimum fair value of $318,825 contained in the SAR agreement. The fair value of this agreement at December 31, 2008 and 2007 was $318,825 ($95,648 as the Company's portion from the pool) and $662,850 ($198,855 as the Company's portion from the pool) at December 31, 2006. The full value of this agreement was expensed in 2006 because Mr. Murray is currently eligible for retirement and is entitled to keep the award at retirement. As a result, the award does not have any subsequent service requirements. Subsequent changes in the fair value of this agreement will be reflected as compensation expense until the agreement is ultimately settled in 2016. During 2008, the Company did not recognize any compensation expense related to this award as the fair value of the award did not change. During 2007, the Company recognized negative compensation expense of $103,207 ($67,085 net of tax) related to this award.

Stock Repurchase Plan

On March 10, 2008, the Company's Board of Directors authorized a $15,000,000 stock repurchase program. This program became effective immediately and does not have an expiration date. The timing and terms of the purchases will be determined by management based on market conditions and will be conducted in accordance with the applicable rules of the Securities and Exchange Commission. Common stock purchased under this program is being retired by the Company. On October 31, 2008, the Company's Board of Directors announced an extension of the stock repurchase program, authorizing an additional $10,000,000. As of December 31, 2008, 565,563 shares of common stock had been repurchased at a cost of $14,262,245.

Stock Purchase Plan

During the second quarter of 2005, Employers Mutual initiated a $15,000,000 stock purchase program under which Employers Mutual will purchase shares of the Company's common stock in the open market. This purchase program does not have an expiration date, however, this program is currently dormant and will remain so while the Company's repurchase program is active. The timing and terms of the purchases are determined by management based on market conditions and are conducted in accordance with the applicable rules of the Securities and Exchange Commission. During 2007, Employers Mutual purchased 65,501 shares of the Company's common stock under this program at an average cost of $24.02 per share. No purchases were made during 2008 and 2006. As of December 31, 2008, $4,490,561 remained available under this plan for additional purchases.

14. LEASES, COMMITMENTS AND CONTINGENT LIABILITIES

One of the Company's property and casualty insurance subsidiaries leases office facilities in Bismarck, North Dakota with lease terms expiring in 2014. Employers Mutual has entered into various leases for branch and service office facilities with lease terms expiring through 2021. All lease costs are included as expenses under the pooling agreement, after allocation of a portion of these expenses to the subsidiaries that do not participate in the pooling agreement. The following table reflects the lease commitments of the Company as of December 31, 2008.

	Payments due by period				
	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Lease commitments					
Real estate operating leases	$ 7,146,359	$ 1,183,522	$ 2,038,327	$ 1,551,074	$ 2,373,436

The participants in the pooling agreement are subject to guaranty fund assessments by states in which they write business. Guaranty fund assessments are used by states to pay policyholder liabilities of insolvent insurers domiciled in those states. Many states allow assessments to be recovered through premium tax offsets. Estimated guaranty fund assessments of $1,505,808 and $1,713,958 and related premium tax offsets of $935,822 and $1,057,280 have been accrued as of December 31, 2008 and 2007, respectively. The guaranty fund assessments are expected to be paid over the next two years and the premium tax offsets are expected to be realized within ten years of the payments. The participants in the pooling agreement are also subject to second-injury fund assessments which are designed to encourage employers to employ a worker with a pre-existing disability. Estimated second-injury fund assessments of $1,575,905 and $1,655,722 have been accrued as of December 31, 2008 and 2007, respectively. The second-injury fund assessment accruals are based on projected loss payments. The periods over which the assessments will be paid is not known.

The participants in the pooling agreement have purchased annuities from life insurance companies, under which the claimant is payee, to fund future payments that are fixed pursuant to specific claim settlement provisions. The Company's share of case loss reserves eliminated by the purchase of these annuities was $1,881,645 at December 31, 2008. The Company has a contingent liability of $1,881,645 at December 31, 2008 should the issuers of these annuities fail to perform. The probability of a material loss due to failure of performance by the issuers of these annuities is considered remote. The Company's share of the amount due from any one life insurance company does not equal or exceed one percent of its subsidiaries' aggregate policyholders' surplus.

The Company and Employers Mutual and its other subsidiaries are parties to numerous lawsuits arising in the normal course of the insurance business. The Company believes that the resolution of these lawsuits will not have a material adverse effect on its financial condition or its results of operations. The companies involved have established reserves which are believed adequate to cover any potential liabilities arising out of all such pending or threatened proceedings.

15. UNAUDITED INTERIM FINANCIAL INFORMATION

	Three months ended,			
	March 31	June 30	September 30	December 31
2008				
Total revenues	**$ 104,153,368**	**$ 109,148,591**	**$ 94,755,051**	**$ 105,835,121**
Income (loss) before income tax expense (benefit)	**$ 11,059,558**	**$ (3,579,851)**	**$ (16,389,055)**	**$ (1,380,706)**
Income tax expense (benefit)	**2,840,572**	**(2,639,521)**	**(6,931,486)**	**(1,854,246)**
Net income (loss)	**$ 8,218,986**	**$ (940,330)**	**$ (9,457,569)**	**$ 473,540**
Net income (loss) per share - basic and diluted*	**$ 0.60**	**$ (0.07)**	**$ (0.70)**	**$ 0.04**
2007				
Total revenues	$ 107,910,669	$ 111,521,132	$ 108,897,554	$ 117,480,240
Income before income tax expense	$ 20,887,106	$ 19,976,217	$ 8,787,875	$ 9,267,491
Income tax expense	6,185,705	5,985,790	2,059,838	2,209,321
Net income	$ 14,701,401	$ 13,990,427	$ 6,728,037	$ 7,058,170
Net income per share - basic and diluted*	$ 1.07	$ 1.02	$ 0.49	$ 0.51
2006				
Total revenues	$ 109,224,079	$ 111,998,575	$ 105,868,671	$ 115,994,951
Income before income tax expense	$ 28,158,769	$ 16,505,517	$ 15,328,231	$ 16,372,865
Income tax expense	8,894,910	4,690,991	4,353,767	4,878,610
Net income	$ 19,263,859	$ 11,814,526	$ 10,974,464	$ 11,494,255
Net income per share - basic and diluted*	$ 1.41	$ 0.86	$ 0.80	$ 0.84

* Since the weighted-average number of shares outstanding for the quarters are calculated independently of the weighted-average number of shares outstanding for the year, quarterly net income (loss) per share may not total to annual net income (loss) per share.

GLOSSARY

Assumed Reinsurance - When one or more insurers, in exchange for a share of the premium, accepts responsibility to indemnify risk underwritten by another as reinsurance. See "Reinsurance."

Catastrophe and Storm Losses - Losses from the occurrence of an earthquake, hurricane, explosion, flood, hail storm or other similar event which results in substantial loss.

Ceded Reinsurance - The transfer of all or part of the risk of insurance loss from an insurer to another as reinsurance. See "Reinsurance."

Combined Ratio - A measure of property/casualty underwriting results. It is the ratio of claims, settlement and underwriting expenses to insurance premiums. When the combined ratio is under 100%, underwriting results are generally profitable; when the ratio is over 100%, underwriting results are generally unprofitable. Underwriting results do not include net investment income, which may make a significant contribution to overall profitability.

Deferred Policy Acquisition Costs - The capitalization of commissions, premium taxes and other expenses related to the production of insurance business. These costs are deferred and amortized in proportion to related premium revenue.

Excess of Loss Reinsurance - Coverage for the portion of losses which exceed predetermined retention limits.

Generally Accepted Accounting Principles (GAAP) - The set of practices and procedures that provides the framework for financial statement measurement and presentation. Financial statements in this report were prepared in accordance with U.S. GAAP.

Incurred But Not Reported (IBNR) – An estimate of liability for losses that have occurred but not yet been reported to the insurer. For reinsurance business IBNR may also include anticipated increases in reserves for claims that have previously been reported.

Incurred Losses and Settlement Expenses - Claims and settlement expenses paid or unpaid for which the Company has become liable for during a given reporting period.

Loss Reserve Development - A measure of how the latest estimate of an insurance company's claim obligations compares to an earlier projection. This is also referred to as the increase or decrease in the provision for insured events of prior years.

Net Investment Income - Dividends and interest earned during a specified period from cash and invested assets, reduced by related investment expenses.

Net Investment Yield - Net investment income divided by average invested assets.

Other-Than-Temporary Investment Impairment Loss – A realized investment loss that is recognized when an investment's fair value declines below its carrying value and the decline is deemed to be other-than-temporary.

Pooling Agreement - A joint underwriting operation in which the participants assume a predetermined and fixed interest in the premiums, losses, expenses and profits of insurance business.

Premiums - Amounts paid by policyholders to purchase insurance coverages.

Earned Premium - The recognition of the portion of written premiums directly related to the expired portion of an insurance policy for a given reporting period.

Net Written Premiums - Premiums written during a given reporting period, net of assumed and ceded reinsurance, which correlate directly to the insurance coverage provided.

Unearned Premium - The portion of written premium which would be returned to a policyholder upon cancellation.

Written Premium - The cost of insurance coverage. Written premiums refer to premiums for all policies sold during a specified accounting period.

Quota Share Reinsurance Agreement – A form of reinsurance in which the reinsurer assumes a stated percentage of all premiums, losses and related expenses in a given class of business.

Realized Investment Gains/Losses - The amount of net gains/losses realized when an investment is sold at a price higher or lower than its original cost or carrying amount. Also the amount of loss recognized when an investment's carrying value is reduced to fair value due to an impairment in the fair value of that investment.

Reinsurance - The contractual arrangement by which one or more insurers, called reinsurers, in exchange for premium payments, agree to assume all or part of a risk originally undertaken by another insurer. Reinsurance "spreads risk" among insurance enterprises, allowing individual companies to reduce exposure to losses and provide additional capacity to write insurance.

Reserves - The provision for the estimated future cost of all unpaid claims. The total includes known claims as well as amounts for claims that have occurred but have not been reported to the insurer (IBNR).

Return on Equity (ROE) - Net income divided by average stockholders' equity.

Risk-Based Capital - A model developed by the National Association of Insurance Commissioners which attempts to measure the minimum statutory capital needs of property and casualty insurance companies based upon the risks in a company's mix of products and investment portfolio.

Settlement Expenses - Expenses incurred in the process of investigating and settling claims.

Statutory Accounting - Accounting practices used by insurance companies to prepare financial statements submitted to state regulatory authorities. Statutory accounting differs from GAAP in that it stresses insurance company solvency rather than the matching of revenues and expenses.

Underwriting Gain/Loss - Represents insurance premium income less insurance claims, settlement and underwriting expenses.

Unrealized Holding Gains/Losses on Investments - Represents the difference between the current market value of investments and the basis at the end of a reporting period.

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Stockholder Information

STOCK PRICES AND DIVIDENDS PAID
(by quarter as reported by NASDAQ)

	2008			2007		
	High	Low	Dividend	High	Low	Dividend
1st Quarter	$29.46	$21.40	$0.18	$34.92	$24.85	$0.17
2nd Quarter	$30.95	$24.03	$0.18	$26.59	$23.72	$0.17
3rd Quarter	$31.65	$20.11	$0.18	$27.67	$22.52	$0.17
4th Quarter	$30.74	$16.36	$0.18	$29.50	$22.85	$0.18
Close On Dec. 31	$25.65			$23.67		

Common Stock. EMC Insurance Group Inc.'s common stock trades on the NASDAQ Global Select Market tier of the NASDAQ Stock Market under the symbol EMCI. As of February 27, 2009, the number of registered stockholders was 995.

There are certain regulatory restrictions relating to the payment of dividends by the Company's insurance subsidiaries. (See note 6 of Notes to Consolidated Financial Statements.) It is the present intention of the Company's Board of Directors to declare quarterly cash dividends, but the amount and timing thereof, if any, are to be determined by the Board of Directors at its discretion.

Dividend Reinvestment and Common Stock Purchase Plan. A dividend reinvestment and common stock purchase plan provides stockholders with the option of receiving additional shares of common stock instead of cash dividends. Participants may also purchase additional shares of common stock without incurring broker commissions by making optional cash contributions to the plan and may sell shares of common stock through the plan. (See note 13 of Notes to Consolidated Financial Statements.) More information about the plan can be obtained by calling American Stock Transfer & Trust Company, LLC, the Company's stock transfer agent and plan administrator.

Stockholder Services

Corporate Headquarters
717 Mulberry Street
Des Moines, IA 50309
515-280-2511
EMCIns.Group@EMCIns.com

Transfer Agent
American Stock Transfer
and Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
866-666-1597
www.amstock.com

Independent Registered Public Accounting Firm
Ernst & Young LLP
801 Grand Avenue, Suite 3000
Des Moines, IA 50309

SEC Counsel
Nyemaster, Goode, West,
Hansell & O'Brien P.C.
700 Walnut Street, Suite 1600
Des Moines, IA 50309

Insurance Counsel
Bradshaw, Fowler, Proctor
and Fairgrave P.C.
801 Grand Avenue, Suite 3700
Des Moines, IA 50309

Annual Meeting
We welcome attendance at our annual meeting on May 19, 2009, at 1:30 p.m. CDT.
EMC Insurance Companies
700 Walnut Street
Des Moines, IA 50309

Information Availability
Anyone interested in EMC Insurance Group Inc. can request news releases, annual reports, Forms 10-Q and 10-K, quarterly financial brochures and other information at no cost by contacting:

Investor Relations
Anita Novak, M.B.A., ARM
EMC Insurance Group Inc.
717 Mulberry Street
Des Moines, IA 50309
phone: 515-345-2515
fax: 515-345-2895
EMCIns.Group@EMCIns.com
www.emcinsurance.com

EMC Insurance Group Inc.



717 Mulberry Street
Des Moines, Iowa 50309
515-280-2511
800-447-2295
EMCIns.Group@EMCIns.com

www.emcinsurance.com

Count on EMC